As filed with the Securities and Exchange Commission on July 13, 2007
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
CapitalSource Inc.
(Exact name of registrant as specified in its charter)

Delaware	6153	35-2206895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(301) 841-2700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Steven A. Museles
Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(301) 841-2700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

James E. Showen, Esq. Kevin L. Vold, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600	Craig M. Wasserman, Esq. Wachtell, Lipton, Rosen & Katz New York, NY 10019 (212) 403-1000	Benjamin F. Garmer, III, Esq. Jay O. Rothman, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 271-2400

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and the conditions to the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate
Securities to be Registered	Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per share	$447,000,000	$13,723

(1)	Calculated in accordance with Rule 457(f) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price represents the difference between (a) $602 million, the market value of the securities of TierOne Corporation to be received by CapitalSource Inc. or cancelled in connection with the merger of TierOne with and into a subsidiary of CapitalSource, computed based on the product of (x) 19,852,428, representing the number of shares of TierOne common stock issued and outstanding as well as reserved for issuance on the date hereof, and (y) $30.32, representing the average of the high and low sales prices of TierOne common stock as reported on the NASDAQ Global Select Market on July 9, 2007, and (b) $155 million, the minimum amount of cash that CapitalSource expects to pay to TierOne stock and option holders upon consummation of the merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY DRAFT DATED JULY 13, 2007 — SUBJECT TO COMPLETION

PROSPECTUS	PROXY STATEMENT

CapitalSource Inc. and TierOne Corporation are proposing a merger transaction in which TierOne will merge with and into a wholly owned subsidiary of CapitalSource. If the merger is completed, you will receive for each share of TierOne common stock that you own prior to the closing of the merger:

•	$6.80 in cash; plus

•	0.675 shares of CapitalSource common stock; plus

•	If the ten-day average closing price of CapitalSource common stock prior to the closing of the merger, which we refer to as the “CapitalSource closing price,” is:

a)	less than or equal to $25.1852, then 0.405 shares of CapitalSource common stock; or

b)	greater than $25.1852, then you can elect to receive either $10.20 in cash or $10.20 of CapitalSource common stock.

As an illustrative example, if the CapitalSource closing price is $25.00, you will be entitled to receive for each share of TierOne common stock approximately $33.80, comprised of $6.80 in cash and 1.08 shares of CapitalSource common stock. If the CapitalSource closing price is $26.00, you will be entitled to receive for each share of TierOne common stock approximately $34.55, comprised of — at your election — either $6.80 in cash and 1.067 shares of CapitalSource common stock or $17.00 in cash and 0.675 shares of CapitalSource common stock. Based on the closing price of CapitalSource common stock on the New York Stock Exchange of $25.86 on May 17, 2007, which was the last trading day prior to announcement of the proposed merger, the aggregate value of the transaction was approximately $34.46 per share of TierOne common stock outstanding. CapitalSource common stock trades on the New York Stock Exchange under the symbol “CSE,” and TierOne common stock trades on the NASDAQ Global Select Market under the symbol “TONE.”

This document is a prospectus of CapitalSource relating to its offering of shares of CapitalSource common stock to TierOne shareholders in the proposed merger and a proxy statement of TierOne. This proxy statement/prospectus contains detailed information about CapitalSource, TierOne, the merger, the merger consideration and the conditions that must be satisfied before the merger can occur. We encourage you to read this document carefully, including the “Risk Factors” beginning on page 11.

Your vote is very important. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of TierOne common stock. As a result, failure to vote will, in effect, count as a vote AGAINST the proposal, except in the case of shares held in certain TierOne benefit plans, as described in the accompanying proxy statement/prospectus. You will have the opportunity to vote your shares by attending the TierOne special shareholders meeting to be held on          , 2007 at           Central time at          , by signing and returning the enclosed proxy/voting instructions card or by submitting your proxy or voting instructions by telephone. The TierOne board of directors unanimously recommends that TierOne shareholders vote FOR the approval of the merger agreement.

Your continued support of TierOne is sincerely appreciated.

Very truly yours,

Gilbert G. Lundstrom
Chairman of the Board and Chief Executive Officer

CapitalSource common stock to be issued in the merger has not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, or the Office of Thrift Supervision, nor have any of these institutions passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The shares of CapitalSource common stock to be issued in the merger are not savings deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is          , 2007
and is first being mailed to shareholders on or about          , 2007

TierOne Corporation
1235 “N” Street
Lincoln, NE 68508
(402) 475-0521

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON          , 2007

A special meeting of shareholders of TierOne Corporation will be held on          , 2007, at        Central time, at                     to consider and vote upon the following matters:

•	A proposal to approve the Agreement and Plan of Merger, by and among TierOne, CapitalSource and CapitalSource TRS Inc., a wholly owned subsidiary of CapitalSource, dated as of May 17, 2007, pursuant to which TierOne will be merged with and into CapitalSource TRS; and

•	A proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

You are entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof only if you were a holder of record of TierOne’s common stock at the close of business on          , 2007.

TierOne’s Board of Directors has determined that the merger agreement is in the best interests of TierOne’s shareholders, has unanimously approved the merger agreement and recommends that you vote FOR the approval of the merger agreement and FOR the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

The affirmative vote of the majority of the shares of TierOne’s common stock outstanding on          , 2007 is required to approve the merger agreement. The required vote of TierOne’s shareholders is based on the total number of shares of TierOne’s common stock outstanding and not on the number of shares which are actually voted. As a result, your failure to vote your shares will have the same effect as a vote AGAINST approval of the merger agreement (except in the case of shares held in certain TierOne benefit plans, as described in “Questions and Answers about the Merger — How are shares of TierOne common stock held in the TierOne Corporation Employee Stock Ownership Plan and TierOne Bank Savings Plan voted?”). Abstentions and broker non-votes also will have the same effect as votes AGAINST approval of the merger agreement.

It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy/voting instructions card and return it as soon as possible in the enclosed postage-paid envelope or submit your proxy or voting instructions by telephone by following the instructions contained on the proxy/voting instructions card. If you execute a proxy/voting instructions card, you may revoke it at any time before it is exercised by giving written notice to the Corporate Secretary of TierOne at the address set forth above, by subsequently submitting another proxy/voting instructions card, resubmitting your proxy or voting instructions by telephone or by attending the special meeting and voting in person.

By order of the Board of Directors,

Eugene B. Witkowicz
Corporate Secretary

Lincoln, Nebraska
          , 2007

YOUR VOTE IS IMPORTANT.
Please complete, sign, date and return your proxy/voting instructions card or submit your vote by telephone.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about CapitalSource and TierOne from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the Securities and Exchange Commission, or the “SEC,” located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference in this proxy statement/prospectus, excluding exhibits to those documents, without charge by requesting them from the appropriate company in writing or by telephone at the following addresses and telephone numbers:

CapitalSource Inc.	TierOne Corporation
4445 Willard Avenue, 12th Floor	1235 “N” Street
Chevy Chase, Maryland 20815	Lincoln, Nebraska 68508
(800) 370-9431	(800) 288-0722
Attn: Investor Relations	Attn: Investor Relations
Internet Website: www.capitalsource.com	Internet website: www.tieronebank.com

If you would like to request documents from CapitalSource or TierOne, please do so by          , 2007, to receive them before the TierOne special meeting.

Information contained in or otherwise accessible through the Internet sites listed above is not a part of this proxy statement/prospectus. All references in this proxy statement/prospectus to these Internet sites are inactive textual references to these URLs and are for your information only.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by CapitalSource or TierOne. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of CapitalSource or TierOne since the date of this proxy statement/prospectus or that the information contained herein is correct as of any time subsequent to the date of this proxy statement/prospectus.

See “Where You Can Find More Information” beginning on page 93.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are CapitalSource and TierOne proposing this transaction?

A:	CapitalSource and TierOne believe the merger will enable both companies to achieve long-term strategic objectives. CapitalSource believes TierOne’s deposit-based banking franchise will enhance CapitalSource’s existing commercial lending, investment and asset management businesses. TierOne believes the transaction will expand TierOne Bank’s lending capacity and strengthen its ability to attract additional deposits. For more information on the reasons for the merger transaction, see “The Merger — CapitalSource’s Reasons for the Merger” and “The Merger — Recommendation of the TierOne Board of Directors; TierOne’s Reasons for the Merger.”

Q:	What will I receive if the merger is completed?

A:	If the merger is completed, you will receive for each share of TierOne common stock that you own prior to the closing of the merger:

•	$6.80 in cash; plus

•	0.675 shares of CapitalSource common stock; plus

•	If the ten-day average closing price of CapitalSource common stock prior to the closing of the merger, which we refer to as the “CapitalSource closing price,” is:

a)	less than or equal to $25.1852, then 0.405 shares of CapitalSource common stock; or

b)	greater than $25.1852, then you can elect to receive either $10.20 in cash or $10.20 of CapitalSource common stock.

See “The Merger Agreement — Consideration to be Received in the Merger.”

Q:	If the CapitalSource closing price exceeds $25.1852 per share and I elect to receive $10.20 worth of CapitalSource common stock instead of $10.20 in cash as the third component of the merger consideration, how will the number of shares I receive be calculated?

A:	The number of shares of CapitalSource common stock that you will receive in this instance will be determined by dividing $10.20 by the CapitalSource closing price.

Had this quotient been determined based on the ten-day trading period ended on          , 2007, the most recent practicable date prior to the printing of this proxy statement/prospectus, the CapitalSource closing price would have been $          , and a TierOne shareholder electing to receive stock would have received      CapitalSource shares as the third component in the merger consideration.

Q:	Will I know the CapitalSource closing price before submitting my election for the third component of the merger consideration?

A:	No, you will not know the CapitalSource closing price before submitting your vote on the merger or electing the form of merger consideration you wish to receive for the third component of the merger consideration. Under the merger agreement, CapitalSource has agreed to send election forms to TierOne’s shareholders at least 20 business days prior to the election deadline, which will be the fifth business day before the expected closing date for the transaction. The election deadline may be after the deadline when TierOne shareholders must cast their votes on the proposed merger. In addition, the election deadline will precede the date the CapitalSource closing price can be determined, so the final CapitalSource closing price will not be available before you make your election.

Q:	How do I make my election for the third component of the merger consideration I wish to receive?

A:	An election form will be sent to TierOne shareholders at least 20 business days prior to the election deadline if you remain a shareholder of record as of the record date to be set by TierOne for this purpose.

We expect this record date to be set for a date approximately 30 business days prior to the election deadline. If your shares of TierOne common stock are registered in your own name, then complete and sign the election form and send it to American Stock Transfer & Trust Company, the exchange agent for the merger, together with the stock certificates representing your TierOne common stock.

Q:	How do I make an election for the third component of the merger consideration if I hold my shares of TierOne common stock in “street name” through a broker or brokerage firm?

A:	If you wish to make a particular election and you hold your shares of TierOne common stock in “street name,” then you must follow the instructions provided by your broker.

Q:	Is there a deadline to make this election?

A:	Yes. Your completed election form and stock certificates representing your shares of TierOne common stock must be received by the exchange agent no later than 5:00 p.m., Eastern time, on the election deadline, which is expected to be the fifth business day before the closing of the merger.

Q:	May I change or revoke my election at any time after making it?

A:	Yes. You may change or revoke your election by providing written notice to the exchange agent at any time prior to the election deadline. If you are changing your election, then this written notice must be accompanied by a properly completed and signed election form indicating your new preference.

Q:	What if I do not send an election form or it is not received before the election deadline?

A:	If the exchange agent does not receive a properly completed election form, together with stock certificates representing your shares of TierOne common stock or a notice of guaranteed delivery from you before the election deadline, then you will receive CapitalSource common stock for the third component of the merger consideration.

You bear the risk of delivery and should send your election form by courier, hand or fax, with stock certificates delivered by courier or hand, to the appropriate addresses shown on the election form.

Promptly after the closing of the merger, the exchange agent will provide stock certificate transmittal materials to the holders of TierOne common stock who have not properly and timely completed the election form and surrendered their stock certificates. The transmittal materials will contain instructions for surrendering TierOne stock certificates to the exchange agent in exchange for the applicable merger consideration.

Q:	Will I receive fractional shares of CapitalSource common stock at the closing of the merger?

A:	No. The total number of shares of CapitalSource common stock you will receive will be rounded down to the nearest whole share, and you will be paid cash for any fractional share based on the closing price per share of CapitalSource common stock on the trading day that is one day before the closing of the merger.

Q:	Will I be taxed on the consideration that I receive in exchange for my shares of TierOne common stock?

A:	The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Therefore, for U.S. federal income tax purposes as a result of the merger, it is expected that TierOne shareholders generally will only recognize gain (but not loss) in an amount equal to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger (except for any cash you receive instead of fractional shares).

Q:	When and where is the special shareholders meeting?

A:	The TierOne special meeting of shareholders will take place on , 2007 at Central time at .

Q:	Who is entitled to vote?

A:	You are entitled to vote at the TierOne special meeting or any adjournments or postponements thereof only if you owned shares of TierOne common stock at the close of business on , 2007, referred to as the record date. You will have one vote for each share of TierOne common stock that you owned on the record date. If you have an account in either the TierOne Corporation Employee Stock Ownership Plan or the TierOne Bank Savings Plan that held shares of TierOne common stock on the record date, you are entitled to direct the trustees of the plans how to vote such shares that are otherwise eligible to be voted.

Q:	How many votes are needed to approve the merger agreement?

A:	Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of TierOne common stock as of the record date. The required vote of TierOne’s shareholders is based on the total number of shares of TierOne’s common stock outstanding and not on the number of shares which are actually voted.

Q:	Do I have appraisal or dissenters’ rights?

A:	Holders of TierOne common stock do not have appraisal or dissenters’ rights in connection with the merger.

Q:	What do I need to do now?

A:	After you have carefully read this entire proxy statement/prospectus, please vote your shares of TierOne common stock. You may vote by:

•	attending the special meeting and voting your shares in person;

•	completing, signing, dating and mailing the enclosed proxy/voting instructions card; or

•	submitting your proxy or voting instructions by telephone, as explained on your proxy/voting instructions card.

If you sign and send in your proxy/voting instructions card and do not indicate how you want to vote, then your proxy/voting instructions card will be voted FOR approval of the merger agreement and FOR approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies. Do not send your TierOne stock certificates with your proxy/voting instructions card.

Q:	What if I do not vote?

A:	Not returning a proxy/voting instructions card, not voting in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST approval of the merger agreement, except in the case of shares held in certain TierOne benefit plans, as described in “Questions and Answers about the Merger — How are shares of TierOne common stock held in the TierOne Corporation Employee Stock Ownership Plan and TierOne Bank Savings Plan voted?”

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:	Your broker does not have discretion to vote your shares for you on the merger agreement. Your broker will be able to vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions your broker provides. Shares that are not voted

v

because you do not instruct your broker effectively will be counted as votes AGAINST approving the merger agreement.

Q:	How are shares of TierOne common stock held in the TierOne Corporation Employee Stock Ownership Plan and TierOne Bank Savings Plan voted?

A:	Shares of TierOne common stock held in the TierOne Corporation Employee Stock Ownership Plan and TierOne Bank Savings Plan will be voted by the respective trustees of those plans in accordance with the terms of the plans and the trustees’ understanding of their fiduciary duties. If you have an account in either plan that holds shares, you are entitled to direct the respective trustees of the plans how to vote such shares that are otherwise eligible to vote by following the voting instructions on the enclosed proxy/voting instructions card. The shares allocated to your individual account will be voted by the trustees in accordance with your instructions. Subject to a determination that its fiduciary duties impose a different requirement, the trustee of the Employee Stock Ownership Plan will vote all shares that have not been allocated to individual accounts for or against the proposals in the same manner that the majority of the allocated shares have been voted by participants. The trustee of the Employee Stock Ownership Plan will not vote allocated shares for which participants have not provided directions, and such shares will be disregarded in determining the manner in which the majority of the allocated shares have been voted. Subject to a determination that its fiduciary duties impose a different requirement, the trustee of the Savings Plan will vote shares for which participants have not provided directions in the same proportion as those shares for which proper direction has been provided. The trustees’ actions with respect to voting securities held in the plans will, in all cases, be subject to the fiduciary duties of the trustees, applicable law and the terms of the plans’ governing documents.

Q:	How does TierOne’s board of directors recommend that TierOne shareholders vote on approval of the merger agreement?

A:	The TierOne board of directors unanimously recommends that TierOne shareholders vote FOR approval of the merger agreement.

Q:	Can I change my vote?

A:	Yes. If you are the record holder of shares or you hold shares through the Employee Stock Ownership Plan or the Savings Plan, then you may change your vote with respect to such shares at any time before your shares are voted at the special meeting in one of the following three ways:

1.	You may send written notice to the Corporate Secretary of TierOne at the address listed below, stating that you would like to revoke the proxy or voting instructions that you submitted in connection with the merger:

Eugene B. Witkowicz
Corporate Secretary
TierOne Corporation
1235 N Street
Lincoln, Nebraska 68508

2.	You may complete and submit a new proxy/voting instructions card or resubmit your proxy or voting instructions by telephone. Your latest vote actually received by TierOne before the special meeting will be counted, and any earlier proxy or voting instructions with respect to such shares will be revoked.

3.	You may vote in person at the special meeting. Any earlier proxy or voting instructions with respect to such shares will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy or voting instructions.

If you have instructed a broker or other nominee to vote your shares, then you must follow directions received from your broker or other nominee to change your vote.

Q:	What do I do with my stock certificates?

A:	Please DO NOT send your stock certificates with your proxy/voting instructions card. At a later date, you will be provided a form of election and instructions regarding the surrender of your share certificates. You should then, prior to the election deadline, send your TierOne common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	When will the merger close?

A:	We currently expect the merger to close in the fourth quarter of 2007. However, we cannot assure you when or if the merger will be completed.

Q:	What needs to be done to complete the merger?

A:	The obligations of CapitalSource and TierOne to complete the merger are subject to certain conditions, including:

•	approval of the merger agreement by a majority of the outstanding shares of TierOne common stock;

•	receipt of all requisite regulatory approvals, including approval by the Office of Thrift Supervision of CapitalSource’s application to acquire control of TierOne;

•	absence of any order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by the merger agreement;

•	the accuracy of each party’s representations and warranties, except for specified representations and warranties that are inaccurate to only a de minimis extent or that have inaccuracies that, in the aggregate, would not have a material adverse effect;

•	the material compliance by each party with its covenants under the merger agreement;

•	effectiveness of the CapitalSource registration statement of which this proxy statement/prospectus is a part;

•	approval by the New York Stock Exchange to list the CapitalSource common stock to be issued in the merger;

•	receipt by both CapitalSource and TierOne of an opinion of counsel stating that the merger will qualify as a “reorganization” for United States federal income tax purposes; and

•	receipt by TierOne of an opinion of counsel that CapitalSource qualifies as a real estate investment trust.

CapitalSource’s obligation to complete the merger is further subject to the condition that regulatory approvals do not include any conditions or restrictions that would have a material adverse effect on either company, with materiality measured relative to TierOne, except for conditions generally related to obtaining approval by the Office of Thrift Supervision.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more detailed discussion of these closing conditions and other information about the merger and the merger agreement, see “The Merger” and “The Merger Agreement.”

Q:	Will TierOne be able to pay dividends?

A:	Before the merger takes place, TierOne is permitted and expects to continue to pay regular quarterly cash dividends on its common stock at a rate of $0.08 per share. CapitalSource currently pays quarterly cash dividends on its common stock, and its dividend for the quarter ended June 30, 2007 was $0.60 per share.

Q:	In addition to considering the approval of the merger agreement, on what other matters am I being asked to vote?

A:	TierOne’s board of directors also is soliciting proxies to authorize TierOne to adjourn the special meeting on one or more occasions, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement. Approval of the adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast in opposition. See “TierOne Corporation Special Meeting of Shareholders — The Adjournment Proposal” for information regarding the adjournment proposal.

Q:	Is CapitalSource’s business and financial condition relevant to my decision?

A:	Yes. You will receive CapitalSource common stock as a portion of your consideration in the merger. Therefore, you should consider CapitalSource’s business and financial condition before you vote or make an election as to the form of the third component of the merger consideration you wish to receive. In considering CapitalSource’s business and financial condition, you should review the information set forth in this proxy statement/prospectus, as well as the documents incorporated by reference, because that information contains detailed business, financial and other information about CapitalSource.

Q:	Whom should I call with questions?

A:	If you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or wish to obtain proxy/voting instructions cards or other information relating to the proxy solicitation, you may contact our proxy solicitor:

Georgeson Inc.
17 State Street, Tenth Floor
New York, New York 10004
Toll-Free (800) 501-4431

Also see “Where You Can Find More Information.”

SUMMARY

This summary is not intended to be complete and is qualified in all respects by the more detailed information located elsewhere in this proxy statement/prospectus. We encourage TierOne shareholders to review all of the information contained in or incorporated by reference into this proxy statement/prospectus to fully understand the proposed merger. For more information on how you may obtain the documents that CapitalSource and TierOne have filed with the Securities and Exchange Commission, see “Where You Can Find More Information.” Each item in this summary refers to the page where that subject is discussed in more detail.

The Companies Involved in the Merger (page 30)

CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(301) 841-2700

CapitalSource is a leading commercial lending, investment and asset management business focused on the middle market. As of March 31, 2007, CapitalSource managed an $18.3 billion portfolio, including $9.5 billion in its commercial lending and investing business, $5.6 billion in its residential mortgage investment business, and $3.0 billion managed on behalf of third parties. Headquartered in Chevy Chase, Maryland, CapitalSource has approximately 540 employees in offices across the United States and in Europe. CapitalSource is taxed as a real estate investment trust, or REIT, under the Internal Revenue Code. CapitalSource common stock is listed on the New York Stock Exchange under the symbol “CSE.” CapitalSource’s web address is www.capitalsource.com. The contents of that website are not part of this proxy statement/prospectus.

TierOne Corporation
1235 N Street
Lincoln, Nebraska 68508
(402) 475-0521

TierOne Corporation is the parent company of TierOne Bank, a $3.4 billion federally chartered savings bank and the largest publicly traded financial institution headquartered in Nebraska. TierOne Bank offers customers a wide variety of full-service consumer, commercial and agricultural banking products and services through a network of 69 banking offices located in Nebraska, Iowa and Kansas, and nine loan production offices located in Arizona, Colorado, Florida, Minnesota, Nevada and North Carolina. TierOne common stock is listed on the NASDAQ Global Select Market under the symbol “TONE.” TierOne’s web address is www.tieronebank.com. The contents of that website are not part of this proxy statement/prospectus.

CapitalSource TRS Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(301) 841-2700

CapitalSource TRS Inc. is a Delaware corporation and direct wholly owned subsidiary of CapitalSource. CapitalSource TRS Inc. has made an election to be a “taxable REIT subsidiary” and, through its direct and indirect subsidiaries, including CapitalSource Finance LLC, is the primary entity through which CapitalSource conducts its commercial lending and investing business. If the merger is completed, then TierOne will be merged with and into CapitalSource TRS, with CapitalSource TRS being the surviving corporation in the merger. Following completion of the merger, CapitalSource TRS will be the sole shareholder of TierOne Bank.

The Special Meeting (page 32)

The TierOne special meeting of shareholders will take place on           at           Central time at          . At the special meeting, TierOne common shareholders will be asked to consider and vote on the following proposals:

•	to approve the merger agreement; and

•	to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

The close of business on          , 2007 is the record date for determining if you are entitled to vote at the special meeting. On that date, there were           shares of TierOne common stock outstanding and entitled to vote. Each share of TierOne common stock is entitled to one vote at the special meeting.

Vote Required (page 32)

Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of TierOne common stock as of the record date. Approval of the adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast in opposition. On the record date, directors and executive officers of TierOne beneficially owned and had the right to vote shares of TierOne common stock entitling them to exercise approximately     % of the voting power of TierOne common stock.

The Merger (page 34)

If the conditions to completion of the merger are satisfied, then TierOne will be merged with and into CapitalSource TRS, a direct wholly owned subsidiary of CapitalSource. After the merger, CapitalSource TRS, as the surviving corporation in the merger, will continue its existence under Delaware law as a wholly owned subsidiary of CapitalSource and will be the sole shareholder of TierOne Bank. The merger agreement is attached to this proxy statement/prospectus as Appendix A. You should read the merger agreement carefully because it is the legal document that governs the merger.

What You Will Receive in the Merger (page 63)

If the merger is completed, you will receive for each share of TierOne common stock that you own prior to the closing of the merger:

•	$6.80 in cash; plus

•	0.675 shares of CapitalSource common stock; plus

•	If the ten-day average closing price of CapitalSource common stock prior to the closing of the merger, which we refer to as the “CapitalSource closing price,” is:

a)	less than or equal to $25.1852, then 0.405 shares of CapitalSource common stock; or

b)	greater than $25.1852, then you can elect to receive either $10.20 in cash or $10.20 of CapitalSource common stock.

Listed in the table below are illustrative examples of the consideration that you would be entitled to receive for each share of TierOne common stock based on various CapitalSource closing prices:

Hypothetical Ten-day
Average Closing Price of	Consideration/Share of
CapitalSource Common Stock	TierOne Common Stock	Components
$23.00	$31.64	• $6.80 in cash and • 1.08 shares of CapitalSource common stock
$24.00	$32.72	• $6.80 in cash and • 1.08 shares of CapitalSource common stock
$25.00	$33.80	• $6.80 in cash and • 1.08 shares of CapitalSource common stock
$26.00	$34.55	• $6.80 in cash and • 1.067 shares of CapitalSource common stock OR • $17.00 in cash and • 0.675 shares of CapitalSource common stock
$27.00	$35.23	• $6.80 in cash and • 1.053 shares of CapitalSource common stock OR • $17.00 in cash and • 0.675 shares of CapitalSource common stock

You will not know the CapitalSource closing price before submitting your vote on the adoption of the merger agreement or electing to receive cash or stock as the third component of the merger consideration. Under the merger agreement, CapitalSource has agreed to send election forms to TierOne shareholders at least 20 business days prior to the election deadline, which will be the fifth business day before the expected closing date of the transaction. The election deadline may be after the deadline when TierOne shareholders must cast their votes on the proposed merger. In addition, the election deadline may precede the date when the CapitalSource closing price can be determined, so the CapitalSource closing price will not be available before you can make your election. If the CapitalSource closing price is less than or equal to $25.1852, then you will receive stock as the third component of the merger consideration, even if you have elected to receive cash.

If your shares of TierOne common stock are registered in your own name, then you must complete and return to the exchange agent the election form, together with the stock certificates representing your TierOne common stock. If you wish to make a particular election and your shares are held in “street name” by a broker or brokerage firm, you must follow the instructions provided by your broker.

Your completed election form and stock certificates representing your shares of TierOne common stock must be received by the exchange agent no later than 5:00 p.m., Eastern time, on the election deadline, which is expected to be the fifth business day before the closing of the merger, for the election to be effective. If you do not make an election, you will be deemed to have made a stock election.

Recommendation of the TierOne Board of Directors; TierOne’s Reasons for the Merger (page 39)

The TierOne board of directors unanimously recommends that TierOne shareholders vote FOR the approval of the merger agreement. TierOne’s board of directors has determined that the merger agreement is fair to, and in the best interests of, TierOne and its shareholders. In determining whether to approve the merger agreement, TierOne’s board of directors consulted with TierOne’s senior management and legal and financial advisors. In reaching its conclusion, the board considered a number of factors which are described in detail in “The Merger — Recommendation of the TierOne Board of Directors; TierOne’s Reasons for the Merger.”

Opinion of TierOne’s Financial Advisor (page 41)

Sandler O’Neill & Partners, L.P. acted as financial advisor to TierOne in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the May 17, 2007 meeting at which TierOne’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to TierOne’s shareholders from a financial point of view. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The opinion is described in more detail in “The Merger — Opinion of TierOne’s Financial Advisor.”

CapitalSource’s Reasons for the Merger (page 37)

The CapitalSource board of directors unanimously approved the merger agreement and believes that the merger is in the best interest of CapitalSource and its stockholders. In reaching this decision, the CapitalSource board considered a number of factors described in more detail in “The Merger — CapitalSource’s Reasons for the Merger.”

Treatment of Stock Options and Other Equity-Based Awards (page 66)

At the closing of the merger, each outstanding and unexercised option to purchase TierOne common stock will vest and be converted into the right to receive cash equal to the excess of (1) the cash equivalent of the merger consideration on the closing date over (2) the per share exercise price. Each TierOne plan share awarded under TierOne’s Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement will vest and be deemed earned, and be distributed in the form of a share of TierOne common stock and, at the closing of the merger, be converted into the right to receive the merger consideration. Each TierOne deferred stock unit will be settled in a share of TierOne common stock and, at the closing of the merger, be converted into the right to receive the merger consideration. Holders receiving TierOne common stock upon vesting of these plan shares and settlement of deferred stock units will be required to accept CapitalSource common stock for the third component of the merger consideration.

Interests of TierOne Directors and Executive Officers in the Merger (page 49)

You should be aware that some of the directors and executive officers of TierOne have interests in the merger that are in addition to, or different from, the interests of TierOne shareholders generally. Many of the executive officers of TierOne have existing agreements with TierOne that provide for severance benefits in connection with a termination of employment following a change in control. Many of these officers also are participants in TierOne compensation and benefits plans that provide for payment or accelerated vesting or distribution of the rights or benefits under the plans upon a change in control. In addition, CapitalSource has entered into one-year employment agreements commencing upon completion of the merger with Gilbert G. Lundstrom, TierOne’s Chairman and Chief Executive Officer, and James A. Laphen, TierOne’s President and Chief Operating Officer, providing for base salaries and bonuses, lump sum payments in satisfaction of rights under their current employment agreements, excise tax gross-ups consistent with their current employment agreements and certain post-termination restrictions on competition and solicitation. Following completion of the merger, Mr. Lundstrom will join CapitalSource’s board of directors. These interests are described in greater detail in “The Merger — Interests of TierOne’s Executive Officers and Directors in the Merger.”

The members of TierOne’s board of directors were aware of these interests and considered them when the board approved the merger agreement and made its recommendation to TierOne shareholders.

Conditions to the Merger (page 70); Regulatory Approvals (page 58)

The obligations of CapitalSource and TierOne to complete the merger are subject to certain conditions, including:

•	approval of the merger agreement by a majority of the outstanding shares of TierOne common stock;

•	absence of any order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by the merger agreement;

•	the accuracy of each party’s representations and warranties, except for specified representations and warranties that are inaccurate to only a de minimis extent or that have inaccuracies that, in the aggregate, would not have a material adverse effect;

•	the material compliance by each party with its covenants under the merger agreement;

•	effectiveness of the CapitalSource registration statement of which this proxy statement/prospectus is a part;

•	approval by the New York Stock Exchange to list the CapitalSource common stock to be issued in the merger;

•	receipt by both CapitalSource and TierOne of an opinion of counsel stating that the merger will qualify as a “reorganization” for United States federal income tax purposes; and

•	receipt by TierOne of an opinion of counsel that CapitalSource qualifies as a real estate investment trust.

In addition, the merger cannot be completed unless and until CapitalSource and CapitalSource TRS receive approval of the Office of Thrift Supervision to merge with TierOne Corporation and thereby acquire control of its subsidiary, TierOne Bank and become a savings and loan holding company. CapitalSource’s obligation to complete the merger is further subject to the condition that regulatory approvals do not include any conditions or restrictions that would have a material adverse effect on either company, with materiality measured relative to TierOne, except for conditions generally related to obtaining approval by the Office of Thrift Supervision. CapitalSource and CapitalSource TRS have filed their application with the Office of Thrift Supervision. Although we know of no reason why we should not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when, or if, we will obtain them.

Restrictions on Soliciting Alternative Business Combination Proposals (page 74)

TierOne has agreed not to solicit or encourage competing business combination proposals or enter into related discussions, negotiations or agreements except as summarized below. Prior to shareholder approval of the merger and subject to entering into a confidentiality agreement that is no less favorable to TierOne than its confidentiality agreement with CapitalSource, the TierOne board of directors may consider and participate in discussions and negotiations with respect to an unsolicited competing business combination proposal (and change its recommendation to shareholders that they approve the merger) if the TierOne board reasonably determines in good faith, after consulting with outside legal counsel, that failure to do so would cause it to violate its fiduciary duties. The TierOne board of directors may approve, recommend or enter into a competing business combination under certain circumstances, including the payment to CapitalSource of a $24 million break-up fee.

Termination (page 76)

CapitalSource and TierOne may terminate the merger agreement by mutual consent. In addition, either CaptialSource or TierOne may terminate the merger agreement in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and non-appealable);

•	if a governmental authority of competent jurisdiction issues a final and non-appealable order prohibiting the completion of the merger;

•	if the merger has not been completed by February 17, 2008, unless the failure to complete the merger by that date is due to the terminating party’s actions in violation of the merger agreement;

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, unless the breach is capable of, and is, cured by the breaching party within 45 days of written notice of the breach; or

•	if TierOne’s shareholders fail to approve the merger at the special meeting, provided that the right of TierOne to terminate the merger agreement for this reason will not be available if it has failed to comply in all material respects with its obligations relating to regulatory approvals, the TierOne special meeting and its non-solicitation covenants.

In addition, CapitalSource can terminate the merger agreement if:

•	TierOne’s board of directors, in a manner adverse to CapitalSource, (1) withdraws, modifies or qualifies its recommendation to TierOne shareholders to approve the merger agreement or (2) recommends an alternative proposal, or resolves to take any of these actions;

•	TierOne knowingly breaches in any material respect its obligation (1) to call and hold a shareholder meeting to consider the merger or (2) to not solicit competing acquisition proposals;

•	CapitalSource enters into an agreement with a third party providing for that third party’s acquisition of CapitalSource, and CapitalSource pays the reverse termination fee of $40 million described under “The Merger Agreement — Termination Fee”; or

•	the ten-day average closing price of CapitalSource stock on the date on which the last required government approval is obtained is less than $20, and CapitalSource pays the reverse termination fee of $40 million described under “The Merger Agreement — Termination Fee.”

TierOne can terminate the merger agreement if:

•	TierOne’s Board of Directors approves or recommends, or TierOne enters into a definitive agreement with respect to, a “superior proposal” made by a third party, and TierOne has not breached its non-solicit obligations and pays the termination fee of $24 million described under “The Merger Agreement — Termination Fee”; or

•	on the date when the last required government approval is obtained, (1) the ten-day average closing price of CapitalSource common stock prior to such date is less than $21.98, a price more than 15% below the CapitalSource closing price on the date the merger agreement was signed and (2) the CapitalSource common stock price has underperformed the S&P 500 Financial Sector by more than 15% since the date the merger agreement was signed, unless CapitalSource and TierOne mutually agree to make an appropriate adjustment to the consideration.

Termination Fees and Expenses (page 77)

Termination Fees.  Under the merger agreement, TierOne must pay CapitalSource a termination fee of $24 million, subject to certain adjustments, if:

•	(1) a competing takeover proposal meeting certain requirements is made to TierOne or its shareholders or has been publicly announced, (2) the merger agreement is terminated by CapitalSource or TierOne because the merger has not been completed within nine months of signing and shareholder approval has not been obtained, or because the shareholders do not approve the merger agreement at the shareholder meeting, or the merger agreement is terminated by CapitalSource due to TierOne’s breach of the merger agreement, and (3) TierOne completes or enters into a definitive agreement with respect to an alternative transaction within 12 months of termination;

•	the merger agreement is terminated by CapitalSource as a result of TierOne’s board of directors failing to recommend the merger or modifying its recommendation or TierOne knowingly breaching its obligation to solicit its shareholder vote or its non-solicit covenant; or

•	the merger agreement is terminated by TierOne as a result of the decision by the TierOne board to approve or recommend, or enter into a definitive agreement with respect to, a “superior proposal” by a third party.

CapitalSource must pay TierOne a reverse termination fee of $40 million if:

•	CapitalSource terminates the agreement after entering into an agreement with a third party providing for the acquisition of CapitalSource by that third party; or

•	CapitalSource terminates the agreement because the ten-day average closing price of CapitalSource common stock on the date on which the last required government approval is obtained is less than $20.

Termination Expenses.  CapitalSource will reimburse TierOne’s expenses, up to $700,000, in the event that the transaction is terminated due to a failure by regulators to approve the merger; provided that if at the time of such termination TierOne is in material breach of its obligations under the merger agreement, then TierOne will reimburse CapitalSource’s expenses (and CapitalSource will have no obligation to reimburse TierOne), up to $700,000.

Material Federal Income Tax Consequences (page 55)

CapitalSource and TierOne have structured the merger to qualify as a “reorganization” for United States federal income tax purposes, and it is a condition to their respective obligations to complete the merger that each of CapitalSource and TierOne receive a legal opinion to that effect. Accordingly, the merger will generally be tax-free to you, except to the extent of the cash you receive in the merger.

The amount of gain that you recognize in the merger will generally be limited to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger (except for any cash you receive instead of fractional shares). The amount of gain that you realize is generally equal to the excess, if any, of the sum of the cash and the fair market value of the CapitalSource common stock that you receive over your tax basis in the TierOne common stock you surrender in the merger. CapitalSource and TierOne will generally not recognize gain or loss as a result of the merger.

The federal income tax consequences described above may not apply to all holders of TierOne common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full explanation of the particular tax consequences of the merger to you.

Comparison of Rights of CapitalSource Stockholders and TierOne Shareholders (page 79)

Once the merger is completed, TierOne shareholders will become CapitalSource stockholders. As CapitalSource stockholders, their rights will be governed by CapitalSource’s second amended and restated certificate of incorporation, amended and restated bylaws and the laws of the State of Delaware. There are a number of differences between the rights of TierOne and CapitalSource stockholders. These differences are summarized in the section entitled “Comparison of Stockholders’ Rights.”

The Adjournment Proposal (page 33)

TierOne’s board of directors also is soliciting proxies to authorize TierOne to adjourn the special meeting on one or more occasions, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. Approval of the adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast in opposition. TierOne’s board of directors recommends that TierOne shareholders vote FOR the adjournment proposal.

Share Information and Market Prices

CapitalSource’s common stock is traded on the New York Stock Exchange under the trading symbol “CSE.” TierOne’s common stock is traded on the NASDAQ Global Select Market under the trading symbol “TONE.” The table below presents the per share closing prices of CapitalSource’s common stock and TierOne’s common stock as of the dates specified and the equivalent per share price for TierOne common stock. May 17, 2007 was the last trading date before public announcement of the merger agreement. The amounts set forth in the equivalent per share price column represent the value of the merger consideration each TierOne shareholder would have received for each share of TierOne common stock if the closing had occurred on such date, assuming the shareholder elects cash when an election is available. For more information about the merger consideration, see “The Merger Agreement — Consideration to be Received in the Merger,” and for more information about the stock prices and dividends of CapitalSource and TierOne, see “Market Prices and Dividends.”

Last Reported Sale Price
	CapitalSource’s	TierOne’s	Equivalent
	Common Stock	Common Stock	per Share Price

May 17, 2007	$25.86	$24.92	$34.46
, 2007	$	$	$

The market price of CapitalSource’s common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger becomes effective. TierOne’s shareholders are advised to obtain current market quotations for CapitalSource’s common stock. No assurance can be given as to the market price of CapitalSource’s common stock at the time of the merger.

Market Prices and Dividends

CapitalSource’s Common Stock

CapitalSource’s common stock is traded on the New York Stock Exchange under the symbol “CSE.” The table below sets forth the range of high and low intraday sale prices of CapitalSource’s common stock as reported on the New York Stock Exchange, as well as cash dividends paid, during the periods indicated:

	Market Price		Cash
	High	Low	Dividends Paid

Quarter Ended:
March 31, 2005	$25.78	$22.01	$0.00
June 30, 2005	24.28	17.95	0.00
September 30, 2005	23.70	18.64	0.00
December 31, 2005	25.20	20.81	0.00
March 31, 2006	25.35	21.52	0.99	(1)
June 30, 2006	25.50	21.80	0.49
September 30, 2006	26.05	22.39	0.49
December 31, 2006	28.57	25.66	0.55
March 31, 2007	28.28	22.39	0.58
June 30, 2007	27.40	23.65	0.60
September 30, 2007 (through July 12, 2007)	25.10	23.11	0.00

(1)	Consists of a regular quarterly dividend of $0.49 per share, plus an assumed amount of $0.50 per share, representing the cash portion of the $2.50 per share special dividend declared in November 2005 and paid in January 2006 in connection with CapitalSource’s election to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986.

On May 17, 2007, the last trading day before the public announcement of the merger, the closing price of CapitalSource’s common stock on the New York Stock Exchange was $25.86. On          , 2007, the most recent practicable date before the printing of this proxy statement/prospectus, the closing price of CapitalSource’s common stock on the New York Stock Exchange was $     .

TierOne’s Common Stock

The table below sets forth the range of high and low intraday sale prices of TierOne’s common stock as reported on the NASDAQ Global Select Market, as well as cash dividends paid, during the periods indicated:

	Market Price		Cash
	High	Low	Dividends Paid

Quarter Ended:
March 31, 2005	$25.75	$23.26	$0.05
June 30, 2005	28.26	22.15	0.06
September 30, 2005	29.94	25.91	0.06
December 31, 2005	31.64	24.50	0.06
March 31, 2006	34.01	27.60	0.06
June 30, 2006	35.60	30.74	0.07
September 30, 2006	34.97	31.31	0.07
December 31, 2006	34.12	30.37	0.07
March 31, 2007	32.09	24.95	0.07
June 30, 2007	33.02	24.06	0.08
September 30, 2007 (through July 12, 2007)	30.59	28.97	0.00

On May 17, 2007, the last trading day for TierOne’s common stock before the public announcement of the merger, the closing price of TierOne’s common stock on the NASDAQ Global Select Market was $24.92. On          , 2007, the most recent practicable date before the printing of this proxy statement/prospectus, the closing price of TierOne’s common stock on the NASDAQ Global Select Market was $     .

Comparative Per Share Data

The following table shows historical information about net income per share, cash dividends declared per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged throughout these periods. The pro forma information reflects the purchase method of accounting as discussed in “The Merger — Accounting Treatment.” The pro forma information is derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Information presented herein.

The information listed as “equivalent pro forma” for TierOne was obtained by multiplying the pro forma amounts listed by CapitalSource by 1.332, which represents the hypothetical number of shares of CapitalSource common stock that TierOne shareholders would receive for each share of TierOne common stock, assuming that all of the merger consideration, including the portion that under the merger agreement is to be paid in cash in the amount of $6.80 per TierOne share, were paid in the form of CapitalSource common stock, with the exchange ratio based on an assumed CapitalSource closing price of $25.86 per share, which was the closing price of CapitalSource common stock on May 17, 2007, the last trading day before the announcement of the merger. The actual amount of cash and shares of CapitalSource common stock that TierOne shareholders will receive may differ depending on the actual CapitalSource closing price and the elections made by the TierOne shareholders.

We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include enhanced existing commercial lending, investment and asset management businesses, and strengthened lending and bank deposit gathering capabilities. These charges and financial benefits are not reflected in the pro forma information. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined.

The information in the following table is based on, and you should read it together with, the historical financial information that CapitalSource and TierOne have presented in prior filings with the SEC and which are incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information” for a description of where you can find our prior filings.

	As of and	As of and
	for the Three	for the Year
	Months Ended	Ended
	March 31,	December 31,
	2007	2006

CapitalSource
Basic net income per share
Historical	$0.44	$1.68
Pro forma	0.44	1.69
Diluted net income per share
Historical	0.43	1.65
Pro forma	0.43	1.67
Dividends declared on common stock
Historical	0.58	2.02
Pro forma	0.58	2.02
Tangible book value per common share(1)
Historical	11.77	11.50
Pro forma	11.18	10.91

TierOne
Basic net income per share
Historical	0.56	2.50
Equivalent pro forma	0.59	2.25
Diluted net income per share
Historical	0.55	2.41
Equivalent pro forma	0.57	2.22
Dividends declared on common stock
Historical	0.07	0.27
Equivalent pro forma	0.77	2.69
Tangible book per common share(1)
Historical	17.57	16.96
Equivalent pro forma	14.90	14.54

(1)	Tangible book value per common share excludes intangible assets such as goodwill, core deposit and trade name intangible assets.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including CapitalSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and TierOne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Because the market price of CapitalSource common stock will fluctuate, TierOne shareholders cannot be sure of the value of the merger consideration they will receive.

If the merger is completed, you will receive for each share of TierOne common stock that you own prior to the closing of the merger:

•	$6.80 in cash; plus

•	0.675 shares of CapitalSource common stock; plus

•	If the CapitalSource closing price is:

a)	less than or equal to $25.1852, then 0.405 shares of CapitalSource common stock; or

b)	greater than $25.1852, then you can elect to receive either $10.20 in cash or $10.20 of CapitalSource common stock.

Under the merger agreement, the maximum amount of CapitalSource stock that a TierOne shareholder may receive is 1.08 shares. To the extent the merger consideration is paid in CapitalSource shares, any change in the market price of CapitalSource common stock prior to completion of the merger will affect the value of the merger consideration that TierOne shareholders will receive upon completion of the merger. Because of this market risk, at the time of the TierOne special meeting and prior to the election deadline, TierOne shareholders will not know or be able to calculate the number or the value of the shares of CapitalSource common stock they will receive upon completion of the merger. TierOne is not permitted to resolicit the vote of its shareholders solely because of changes in the market price of CapitalSource common stock. Accordingly, the specific dollar value of CapitalSource common stock you will receive will depend on the market value of CapitalSource common stock at the time the merger is completed and may decrease from the date you submit your proxy/voting instructions or make your election as to the third component of the merger consideration you wish to receive. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of CapitalSource common stock and for shares of TierOne common stock.

CapitalSource and TierOne must obtain regulatory approvals to complete the merger, which, if delayed, not granted, or granted with unacceptable conditions, may jeopardize or postpone the completion of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.

CapitalSource and TierOne must obtain certain approval in a timely manner from the Office of Thrift Supervision prior to completion of the merger. If CapitalSource and TierOne do not receive the Office of Thrift Supervision’s approval, or do not receive it on terms that satisfy the conditions set forth in the merger agreement, then neither party will be obligated, or in some cases permitted, to complete the merger. The Office of Thrift Supervision has broad discretion in administering the governing statutes and regulations. As a condition to approval of the merger, the Office of Thrift Supervision may impose requirements, limitations or costs that could negatively affect the way the combined companies conduct business. These requirements, limitations or costs could jeopardize or delay the completion of the merger.

In addition, CapitalSource intends to seek approval from the Board of Governors of the Federal Reserve System, with the concurrence of the Office of Thrift Supervision, to transfer and/or sell to TierOne Bank certain of CapitalSource’s existing loan assets in connection with the completion of the merger. If the Federal Reserve or the Office of Thrift Supervision do not approve these asset sales, or impose requirements, limitations or conditions on their approvals, the anticipated benefits of the merger to CapitalSource may be reduced.

Companies holding more than 10% of the outstanding shares of CapitalSource common stock may affect or delay the approval of the merger by the Office of Thrift Supervision. If these holders do not become savings and loan holding companies, or the Office of Thrift Supervision does not accept a rebuttal of control from them, regulatory approval of the merger would not be obtainable, and the merger could not be completed.

Under the Office of Thrift Supervision’s regulations, companies holding more than 10% of CapitalSource’s outstanding common stock may be presumed to control CapitalSource, subject to the opportunity to rebut this presumption by obtaining the Office of Thrift Supervision’s acceptance of a rebuttal submission. If a company holding 10% or more of CapitalSource’s outstanding common stock does not rebut the presumption of control, or reduce its holdings to less than 10% of CapitalSource’s outstanding common stock it would be required to obtain the approval of the Office of Thrift Supervision to become a savings and loan holding company prior to completion of the merger. Some or all of CapitalSource’s 10% or greater stockholders may not be willing to become a savings and loan holding company. As a result, if the Office of Thrift Supervision does not accept a rebuttal of control from them, regulatory approval of the merger would not be obtainable, and the merger could not be completed. While it is anticipated that all of the current CapitalSource stockholders that will hold more than 10% of CapitalSource’s outstanding common stock upon consummation of the proposed merger will make rebuttal submissions, these submissions may include requests from the submitters to modify the Office of Thrift Supervision’s standard provisions for these matters and, accordingly, no assurance can be given that the Office of Thrift Supervision will accept any rebuttal filing or, if ultimately accepted, that the Office of Thrift Supervision’s consideration of the control issue will not delay materially its processing of CapitalSource’s application generally.

We may fail to realize all of the anticipated benefits of the merger.

CapitalSource and TierOne entered into the merger agreement with the expectation that the merger will result in significant benefits for both companies. Achieving the benefits of the merger will depend in part on integrating the operations and personnel of the two companies in a timely and efficient manner to minimize the risk that the merger will result in the loss of customers or key employees or the diversion of management’s attention from other important issues.

CapitalSource and TierOne will need to overcome significant issues to realize any benefits or synergies from the merger. TierOne Bank is a closely regulated entity, and CapitalSource does not have experience operating in TierOne’s closely regulated markets. Furthermore, the principal offices of TierOne Bank are located in Lincoln, Nebraska, while the principal offices of CapitalSource are located in Chevy Chase, Maryland, and there are currently no plans to relocate or combine either of these principal offices. For the merger to be successful, CapitalSource and TierOne will have to successfully integrate certain of TierOne’s products, services, personnel and operations with CapitalSource’s products, services, personnel and operations. This integration will involve considerable execution risk and may or may not be successful. We cannot offer any assurances that CapitalSource and TierOne can successfully integrate or realize any of the anticipated benefits.

In addition, the attention and effort devoted to the integration of the two companies will significantly divert management’s attention from other important issues, and could seriously harm the combined company.

Applicable regulations affecting savings and loan holding companies could negatively impact both CapitalSource’s commercial lending and investing business and the business of TierOne Bank following the merger.

Currently, CapitalSource is not regulated as a savings and loan holding company or bank holding company and does not control any FDIC-insured depository institution. Savings banks such as TierOne Bank are subject to extensive regulation of their activities and investments, their capitalization, their risk management policies and procedures, and their relationships with affiliated companies. Upon acquiring control of TierOne Bank and becoming a savings and loan holding company, CapitalSource’s operations will be limited to financial and certain real estate-related activities. These limitations may require CapitalSource to curtail or divest some of its current commercial lending and investment business activities. For instance, in connection with its loans used by financial sponsors to finance purchases of companies, CapitalSource commonly is granted the opportunity to acquire equity in a borrower at the same time and on substantially the same terms as the financial sponsor. Some of these equity investments exceed 5% of the borrower’s equity. If CapitalSource does not acquire merchant banking authority that will enable it to conform these equity investments of more than 5% in non-financial entities to the requirements of the Home Owners’ Loan Act within two years of the acquisition of TierOne, it will be required to divest them.

In addition, as a condition to approving the merger, the Office of Thrift Supervision may impose restrictions on the integration of the TierOne Bank banking and CapitalSource commercial lending and investing businesses, and may require prior approval of any future material changes to TierOne Bank’s business plans. These regulations and conditions could constrain CapitalSource in pursuing future business opportunities following the merger. These regulations and conditions, and CapitalSource’s inexperience with them, could also affect CapitalSource’s ability to realize synergies from the merger, and could negatively affect both CapitalSource and TierOne Bank following the merger.

The value of the CapitalSource common stock you receive in the merger may fluctuate after the merger. Neither TierOne nor CapitalSource can predict how the CapitalSource common stock will trade subsequent to the closing of the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in CapitalSource’s businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond CapitalSource’s control. The market price of CapitalSource common stock may decline as a result of the merger if:

•	the integration of CapitalSource and TierOne is unsuccessful;

•	we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

•	the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts.

The fairness opinion obtained by TierOne from its financial advisor on May 17, 2007 will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

TierOne has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Sandler O’Neill, TierOne’s financial advisor. Changes in the operations and prospects of CapitalSource or TierOne, general market and economic conditions and other factors which may be beyond the control of CapitalSource and TierOne, and on which the fairness opinion was based, may alter the value of CapitalSource or TierOne or the prices of shares of CapitalSource common stock or TierOne common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because TierOne currently does not anticipate asking its financial advisor to update the opinion, the Sandler O’Neill opinion does not address the fairness of the merger consideration, from a financial point of view, at any time other than as of the date the merger agreement was signed. For a description of the Sandler O’Neill opinion, please refer to “The Merger — Opinion of TierOne’s Financial Advisor.” For a description of the other factors considered by the boards of directors of CapitalSource and TierOne in determining to approve the merger, please refer to “The Merger — Recommendation of TierOne’s Board of Directors; TierOne’s Reasons for the Merger.”

If you are a TierOne shareholder and you tender shares of TierOne common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a registered TierOne shareholder and want to make a valid cash or stock election for the third component of the merger consideration, then you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent. Since the actual election deadline is not currently known, CapitalSource and TierOne will issue a press release announcing the date of the election deadline at least five business days before that deadline. For further details on the determination of the election deadline, see “The Merger Agreement — Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration — Form of Election.” The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of TierOne common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in TierOne common stock for any reason until you receive cash and CapitalSource common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of TierOne or CapitalSource common stock may decrease, and you might otherwise want to sell your shares of TierOne common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

In addition, for TierOne shareholders who hold their shares in certificated form, there will be a time period between the closing of the merger and the time when TierOne shareholders actually receive stock certificates evidencing CapitalSource common stock. Until stock certificates are received, TierOne shareholders will not be able to sell their shares of CapitalSource common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of CapitalSource common stock during this period.

The merger agreement limits TierOne’s ability to pursue alternatives to the merger.

The merger agreement contains terms and conditions that make it more difficult for TierOne to sell its business to a party other than CapitalSource. These “no shop” provisions impose restrictions on TierOne that, subject to certain exceptions, limit TierOne’s ability to discuss or facilitate competing third-party proposals to acquire all or a significant part of TierOne.

In addition, the board of directors of TierOne has agreed that it will not recommend a competing acquisition proposal and that it will not withdraw or negatively modify the recommendation that TierOne shareholders vote for approval of the merger agreement, subject to limited exceptions. While the board of directors could take such actions if it determined that the failure to do so would violate its fiduciary duties, doing so would entitle CapitalSource to terminate the merger agreement and would require TierOne to pay CapitalSource a termination fee. TierOne will also be required to pay the termination fee if (1) a competing takeover proposal meeting certain requirements is made to TierOne or its shareholders or has been publicly announced, (2) the merger agreement is terminated by CapitalSource or TierOne because the merger has not been completed within nine months of signing and shareholder approval has not been obtained, or because the shareholders do not approve the merger at the shareholder meeting, or the merger agreement is terminated by CapitalSource due to TierOne’s breach of the merger agreement, and (3) TierOne completes or enters into a definitive agreement with respect to an alternative transaction within 12 months of termination. These provisions might discourage a third party that might have an interest in acquiring all or a significant part of TierOne from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire TierOne than it might otherwise have proposed to pay.

Failure to complete the merger could negatively impact TierOne’s stock price and future business and operations.

If the merger is not completed, TierOne may be subject to a number of material risks, including the following:

•	TierOne may be required to pay CapitalSource a termination fee or reimburse it for a portion of its expenses;

•	the price of TierOne common stock may decline if the current market price of TierOne common stock reflects a market assumption that the merger will be completed; and

•	TierOne’s costs related to the merger, such as legal, accounting and certain financial advisor fees, generally must be paid even if the merger is not completed.

In addition, TierOne customers and suppliers may, in response to the announcement of the merger, delay or defer decisions concerning TierOne. Any delay or deferral in those decisions by TierOne customers or suppliers could have a material adverse effect on TierOne’s business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective TierOne employees may experience uncertainty about their future role with CapitalSource until CapitalSource’s strategies with regard to TierOne are announced or executed. This uncertainty may adversely affect TierOne’s ability to attract and retain key management, sales, marketing and technical personnel.

Further, if the merger is terminated and TierOne’s board of directors decides to pursue another merger or business combination, there can be no assurance that TierOne will be able to find a partner willing to pay an equivalent or more attractive price than CapitalSource would have paid in the merger.

TierOne’s executive officers and directors have financial interests in the merger that are different from your interests as a TierOne stockholder.

TierOne’s executive officers negotiated the merger agreement with CapitalSource, and the Board of Directors approved the agreement and is recommending that TierOne shareholders vote for the agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that TierOne’s executive officers and directors may have financial interests in the merger in addition to the interests that they share with you as a TierOne shareholder. These differences, including a summary of the terms of the employment agreements between CapitalSource and two TierOne executive officers, are described in detail under the heading “The Merger — Interests of TierOne’s Executive Officers and Directors in the Merger.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this proxy statement/prospectus, and in documents that we incorporate by reference, we have made “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections, and including statements about the benefits of the merger between CapitalSource and TierOne, which are subject to numerous assumptions, risks and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the factors described in “Risk Factors;” the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s shareholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements included in this proxy statement/prospectus and the documents incorporated by reference are based on information available at the time of the filing of this proxy statement/prospectus. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus, and, if given or made, that information or representation should not be relied upon as having been authorized. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of CapitalSource’s common stock offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of CapitalSource’s common stock offered pursuant to this proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of TierOne or CapitalSource or the information in this proxy statement/prospectus or the documents or reports incorporated by reference into this proxy statement/prospectus since the date of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA — CAPITALSOURCE

The following tables show selected portions of audited historical consolidated financial data as of and for the five years ended December 31, 2006. CapitalSource derived its selected consolidated financial data as of and for the five years ended December 31, 2006 from its audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 are derived from unaudited financial statements included in CapitalSource’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated by reference in this proxy statement/prospectus. They have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in CapitalSource’s opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of its results of operations and financial position. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations to be expected for the full year or any future period. The data is based on and should be read in conjunction with CapitalSource’s historical consolidated financial statements and related notes which are presented in their prior filings with the SEC, and which are incorporated by reference into this proxy statement/prospectus. For historical information, see “Where You Can Find More Information.”

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			($ in thousands, except per share data)

Results of Operations:
Interest income	$289,554	$195,498	$1,016,533	$514,652	$313,827	$175,169	$73,591
Fee income	50,027	41,542	170,485	130,638	86,324	50,596	17,512

Total interest and fee income	339,581	237,040	1,187,018	645,290	400,151	225,765	91,103
Operating lease income	20,288	4,625	30,742	—	—	—	—

Total investment income	359,869	241,665	1,217,760	645,290	400,151	225,765	91,103
Interest expense	186,649	97,782	606,725	185,935	79,053	39,956	13,974

Net investment income	173,220	143,883	611,035	459,355	321,098	185,809	77,129
Provision for loan losses	14,926	14,713	81,562	65,680	25,710	11,337	6,688

Net investment income after provision for loan losses	158,294	129,170	529,473	393,675	295,388	174,472	70,441
Total operating expenses	65,322	50,619	216,052	143,836	107,748	67,807	33,595
Total other income	6,049	344	37,328	19,233	17,781	25,815	4,736
Noncontrolling interests expense	1,330	861	4,711	—	—	—	—

Net income before income taxes and cumulative effect of accounting change	97,691	78,034	346,038	269,072	205,421	132,480	41,582
Income taxes(1)	19,001	13,110	67,132	104,400	80,570	24,712	—
Cumulative effect of accounting change	—	370	370	—	—	—	—

Net income	$78,690	$65,294	$279,276	$164,672	$124,851	$107,768	$41,582

Net income per share
Basic	$0.44	$0.44	$1.68	$1.36	$1.07	$1.02	$0.43

Diluted	$0.43	$0.42	$1.65	$1.33	$1.06	$1.01	$0.42

Average shares outstanding
Basic	179,324,672	149,722,991	166,273,730	120,976,558	116,217,650	105,281,806	97,701,088
Diluted	181,743,884	154,450,572	169,220,007	123,433,645	117,600,676	107,170,585	99,728,331
Cash dividends declared per share	$0.58	$0.49	$2.02	$0.50	$—	$—	$—

(1)	As a result of CapitalSource’s decision to elect REIT status beginning with the tax year ended December 31, 2006, CapitalSource provided for income taxes for the year ended December 31, 2006 based on a 39.9% effective tax rate for the income earned by its taxable REIT subsidiaries. CapitalSource provided for income taxes for the three months ended March 31, 2007 based on a 38.9% effective tax rate for the income earned by its taxable REIT subsidiaries. CapitalSource did not provide for any income taxes for the income earned by its qualified REIT subsidiaries for the year ended December 31, 2006 or for the three months ended March 31, 2007 and 2006. CapitalSource provided for income taxes on the consolidated income earned based on a 19.4%, 38.8% and 39.2% effective tax rate in 2006, 2005, and 2004, respectively. CapitalSource provided for income taxes on the consolidated income earned based on a 19.5% effective tax rate for the three months ended March 31, 2007. CapitalSource provided for income taxes on the income earned from August 7, 2003 through December 31, 2003 based on a 38.0% effective tax rate. Prior to CapitalSource’s reorganization as a “C” corporation on August 6, 2003, it operated as a limited liability company and did not provide for income taxes as all income taxes were paid directly by its members.

	As of
	March 31,	As of December 31,
	2007	2006	2005	2004	2003	2002
			($ in thousands)

Balance sheet data:
Mortgage-related receivables, net	$2,239,257	$2,295,922	$39,438	$—	$—	$—
Mortgage-backed securities pledged, trading	3,372,329	3,502,753	323,370	—	—	—
Loans, net	8,388,919	7,599,231	5,779,966	4,140,381	2,339,089	1,036,676
Direct real estate investments, net	805,650	722,303	—	—	—	—
Total assets	15,664,333	15,210,574	6,987,068	4,736,829	2,567,091	1,160,605
Repurchase agreements	3,309,559	3,510,768	358,423	—	8,446	—
Unsecured credit facilities	492,758	355,685	—	—	—	—
Secured credit facilities	2,932,262	2,183,155	2,450,452	964,843	736,700	239,900
Term debt	5,423,317	5,809,685	1,779,748	2,186,311	920,865	425,615
Convertible debt	555,000	555,000	555,000	555,000	—	—
Subordinated debt	485,453	446,393	231,959	—	—	—

Total borrowings	13,198,349	12,860,686	5,375,582	3,706,154	1,666,011	665,515
Total shareholders’ equity	2,218,335	2,093,040	1,199,938	946,391	867,132	473,682

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA — TIERONE

The following tables show selected portions of audited historical consolidated financial data as of and for the five years ended December 31, 2006. TierOne derived its selected consolidated financial data as of and for the five years ended December 31, 2006 from its audited consolidated financial statements, which have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 are derived from unaudited financial statements included in TierOne’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and incorporated by reference in this proxy statement/prospectus. They have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in TierOne’s opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of its results of operations and financial position. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations to be expected for the full year or any future period. The data is based on and should be read in conjunction with TierOne’s historical consolidated financial statements and related notes which are presented in their prior filings with the SEC, and which are incorporated by reference into this proxy statement/prospectus. For historical information, see “Where You Can Find More Information.”

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	($ in thousands, except per share data)

Selected Statement of Income Data:
Total interest income	$58,665	$50,193	$223,887	$177,343	$124,980	$110,820	$104,941
Total interest expense	27,470	21,057	98,019	72,428	47,769	40,871	44,221

Net interest income	31,195	29,136	125,868	104,915	77,211	69,949	60,720
Provision for loan losses	1,468	1,331	6,053	6,436	4,887	4,271	4,695

Net interest income after provision for loan losses	29,727	27,805	119,815	98,479	72,324	65,678	56,025

Total noninterest income	7,004	6,406	29,084	26,585	23,905	19,859	13,111
Total noninterest expense	21,499	19,346	81,769	72,450	58,212	47,520	45,669

Income before income taxes	15,232	14,865	67,130	52,614	38,017	38,017	23,467
Income tax expense	5,854	5,663	25,815	19,782	14,152	14,202	8,501

Net income	$9,378	$9,202	$41,315	$32,832	$23,865	$23,815	$14,966

Net income per common share, basic	$0.56	$0.56	$2.50	$2.02	$1.42	$1.18	$0.10	(1)
Net income per common share, diluted	$0.55	$0.54	$2.41	$1.97	$1.39	$1.16	$0.10	(1)
Dividends declared per common share	$0.07	$0.06	$0.27	$0.23	$0.20	$—	$—

(1)	Information applicable to post stock conversion period only. TierOne completed its initial public offering on October 1, 2002.

	As of
	March 31,	As of December 31,
	2007	2006	2005	2004	2003	2002
			($ in thousands)

Selected Financial Condition Data:
Total assets	$3,441,261	$3,431,169	$3,222,275	$3,048,081	$2,207,868	$1,945,535
Cash and cash equivalents	84,178	86,808	88,034	70,030	34,901	33,037
Investment securities	121,321	105,090	102,725	127,883	43,657	30,703
Mortgage-backed securities	10,722	12,272	19,752	36,175	15,712	30,369
Net loans after allowance for loan losses	3,010,944	3,017,031	2,813,800	2,628,155	2,016,596	1,774,248
Deposits	2,150,753	2,052,343	2,038,319	1,864,761	1,216,765	1,128,880
FHLBank Topeka advances and other borrowings	864,317	962,376	814,924	841,666	645,696	418,329
Stockholders’ equity	364,420	353,283	308,867	277,023	295,089	339,896

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements have been prepared to reflect the merger of CapitalSource and TierOne. Such information, which was prepared using historical financial information that is derived from financial statements of CapitalSource and TierOne presented in their prior filings with the SEC and preliminary estimates of fair value as further described below, is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the merger had been completed as of the dates indicated. Additionally, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the future financial condition or operating results of the combined company. Further, the historical consolidated financial information presented herein has been adjusted to give effect to pro forma events that are directly attributable to the merger, are factually supportable and are expected to have a continuing impact on the combined results. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of CapitalSource and TierOne, which are presented in their prior filings with the SEC, and which are incorporated herein by reference.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of CapitalSource and the historical consolidated statement of financial condition of TierOne, giving effect to the merger as if it had been completed on March 31, 2007. Such information was prepared using the purchase method of accounting with CapitalSource treated as the acquiring entity. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the merger. Additionally, in the unaudited pro forma condensed combined balance sheet, CapitalSource’s cost to acquire TierOne has been allocated to the assets to be acquired and liabilities to be assumed based upon preliminary estimates of their fair value, as further discussed below.

The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2007 and for the year ended December 31, 2006, combine the historical consolidated statements of income of CapitalSource and TierOne, giving effect to the merger as if it had been completed on January 1, 2006. Such information includes certain purchase accounting adjustments, such as increased depreciation and amortization expense on acquired assets. Additionally, such information does not include the impacts of any revenue, cost or other operating synergies that may result from the merger.

Based on CapitalSource’s review of TierOne’s summary of significant accounting policies disclosed in their historical consolidated financial statements and related notes, the nature and amount of any adjustments to the historical financial statements of TierOne to conform their accounting policies to those of CapitalSource are not expected to be significant. Upon completion of the merger, further review of TierOne’s accounting policies and financial statements may result in required revisions to TierOne’s policies and reporting classifications to conform to those of CapitalSource.

For purposes of calculating a preliminary purchase price for inclusion in these unaudited pro forma condensed combined financial statements, we assumed that the merger was completed on May 17, 2007, which is the date of the merger agreement, and valued common stock to be issued by CapitalSource using the average price of CapitalSource common stock for the two business days before and through the two business days after May 17, 2007, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). Based on the closing price of CapitalSource’s common stock on May 17, 2007, TierOne shareholders would have been entitled to elect to receive a portion of their merger consideration in either additional CapitalSource common stock or cash. In this regard, and for purposes of estimating purchase price, we assumed that 50% of TierOne shareholders would elect to receive common stock and 50% would elect to receive cash. Holding all other assumptions constant, the estimated purchase price ranges between $665.1 million and $667.7 million, depending on the elections made by TierOne shareholders with regard to receipt of cash and CapitalSource common stock. Final determination of the purchase price may be materially different from that presented herein.

In consideration of the assumptions discussed above, the estimated purchase price of $666.4 million was calculated as follows (amounts identified below are expressed in thousands, except per share data and ratios):

Purchase Price

Shares of TierOne common stock outstanding as of May 17, 2007	18,053.70
Multiplied by cash paid per share	$6.80

Estimated cash consideration paid		$122,765

Shares of TierOne common stock outstanding as of May 17, 2007	18,053.70
Exchange ratio	0.675
Multiplied by CapitalSource’s average common stock price for the two business days before and through the two business days after May 17, 2007	$25.49

Estimated value of CapitalSource common stock issued		$310,627

Merger consideration subject to shareholder election:
Shares of TierOne common stock outstanding as of May 17, 2007	18,053.70
Exchange ratio(1)	0.394
Percentage of TierOne shareholders electing to receive additional equity consideration	50%
Multiplied by CapitalSource’s average common stock price for the two business days before and through the two business days after May 17, 2007	$25.49

Estimated value of additional CapitalSource common stock issued		$90,757

Shares of TierOne common stock outstanding as of May 17, 2007	18,053.70
Percentage of TierOne shareholders electing to receive additional cash consideration	50%
Multiplied by additional cash paid per share	$10.20

Estimated amount of additional cash consideration paid		$92,074

Estimated cash paid to settle TierOne’s outstanding stock options		29,760
Estimated merger related costs		20,396

Total estimated purchase price		$666,379

(1)	Pursuant to the terms of the merger agreement, this exchange ratio will be determined based on the ten-day average closing price of CapitalSource common stock prior to the completion of the merger. For purposes of this preliminary purchase price calculation, we determined the exchange ratio based on the closing price of CapitalSource’s common stock on May 17, 2007 of $25.86.

These unaudited pro forma condensed combined financial statements reflect the allocation of purchase price, as estimated above, to TierOne’s assets and liabilities based upon their estimated fair values as of March 31, 2007. The purchase price allocation is preliminary and has been made solely for the purpose of providing unaudited pro forma condensed combined financial statements and is subject to revision based on the final determinations of purchase price and fair values after completion of the merger. Final determinations of fair values and the allocation of the purchase price may be materially different from those presented herein. The purchase price has been allocated to the net tangible and intangible assets to be acquired and liabilities to be assumed by CapitalSource in connection with the merger as follows ($ in thousands):

Preliminary
Fair Value(2)

Cash and cash equivalents	$84,178
Loans, net (including loans held for sale)	2,995,568
Investments	132,043
Goodwill	275,817
Other assets	290,459
Deposits	(2,149,735)
Repurchase agreements	(23,841)
Term debt	(810,465)
Subordinated debt	(30,928)
Other liabilities	(96,717)

Total	$666,379

(2)	See the Notes to Unaudited Pro Forma Condensed Combined Balance Sheet for further discussion of the estimated fair value adjustments made to TierOne’s assets and liabilities.

CAPITALSOURCE INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2007
($ in thousands)

					Pro Forma
		TierOne	Pro Forma		Combined
	CapitalSource Inc.	Corporation(a)	Adjustments		CapitalSource Inc.

ASSETS
Cash and cash equivalents	$308,770	$84,178	$(244,599)	(b)	$148,349
Restricted cash	135,550	—	—		135,550
Mortgage-related receivables, net	2,239,257	—	—		2,239,257
Mortgage-backed securities pledged, trading	3,372,329	—	—		3,372,329
Receivables under reverse-repurchase agreements	26,315	—	—		26,315
Loans held for sale	156,650	14,699	—		171,349
Loans, net	8,205,954	2,996,245	5,763	(c)	11,207,962
Direct real estate investments, net	805,650	—	—		805,650
Investments	185,710	132,043	65,167	(d)	382,920
Goodwill	5,344	42,162	233,655	(e)	281,161
Other assets	222,804	171,934	32,219	(f)(d)(c)	426,957

Total assets	$15,664,333	$3,441,261	$92,205		$19,197,799

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits	$—	$2,150,753	$(1,018)	(g)	$2,149,735
Repurchase agreements	3,309,559	23,841	—		3,333,400
Unsecured credit facilities	492,758	—	—		492,758
Secured credit facilities	2,932,262	—	—		2,932,262
Term debt	5,423,317	809,548	917	(h)	6,233,782
Convertible debt	555,000	—	—		555,000
Subordinated debt	485,453	30,928	—		516,381
Other liabilities	202,852	61,771	55,342	(i)	319,965

Total liabilities	13,401,201	3,076,841	55,241		16,533,283

Noncontrolling interests	44,797	—	—		44,797

Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	1,882	226	(69)	(j)	2,039
Additional paid-in-capital	2,302,393	360,553	40,674	(j)	2,703,620
(Accumulated deficit) retained earnings	(56,067)	120,471	(120,471)	(j)	(56,067)
Accumulated other comprehensive income (loss), net	53	(517)	517	(j)	53
Treasury stock, at cost	(29,926)	(105,025)	105,025	(j)	(29,926)
Unallocated common stock held by Employee Stock Ownership Plan	—	(11,288)	11,288	(j)	—

Total shareholders’ equity	2,218,335	364,420	36,964		2,619,719

Total liabilities, noncontrolling interests and shareholders’ equity	$15,664,333	$3,441,261	$92,205		$19,197,799

See accompanying Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(a) Certain reclassifications have been made to conform TierOne’s historical presentation of assets and liabilities to the classification approach that was historically used by CapitalSource.

(b) Represents an adjustment to record the estimated cash consideration to be paid by CapitalSource upon consummation of the merger, which includes $29.8 million that is expected to be paid to settle TierOne’s outstanding stock options. See further discussion above concerning assumptions used to estimate purchase price. Based on the assumptions described above, the estimated cash consideration to be paid ranges between $122.8 million and $306.9 million, excluding the estimated cash paid to settle TierOne’s outstanding stock options, depending on the elections made by TierOne shareholders with regard to receipt of cash and CapitalSource common stock.

(c) Represents an adjustment that is comprised of (i) a $15.4 million reduction to loans, net for purposes of presenting amounts historically reported by TierOne on a fair value basis for purchase accounting purposes and (ii) a $21.1 million reclassification of accrued interest receivable from other assets to loans, net for purposes of conforming TierOne’s historical presentation of such assets to the classification approach historically used by CapitalSource. The fair value adjustment to loans, net does not include any adjustment to the allowance for loan losses historically reported by TierOne.

(d) Represents (i) a $63.7 million reclassification of FHLBank Topeka stock and certain other investments from other assets to investments and (ii) a $1.5 million reclassification of the investment related portion of accrued interest receivable from other assets to investments for purposes of conforming TierOne’s historical presentation of such assets to the classification approach historically used by CapitalSource.

(e) Represents an adjustment to both eliminate TierOne’s historical goodwill and record a preliminary estimate of approximately $276 million in goodwill that would be recognized upon consummation of the merger. Refer to the purchase price allocation table provided above for further information.

(f) Represents adjustments to present intangible assets and property and equipment as historically reported by TierOne on a fair value basis for purchase accounting purposes as follows ($ in thousands):

Core deposit intangible assets	$74,671
Trade name	19,400
Non-compete agreements	2,200
Mortgage servicing rights	3,220
Property and equipment	16,062
Eliminate historical intangible assets (excluding goodwill)	(8,316)

$107,237

This adjustment also includes (i) $11.3 million to record the loan receivable from TierOne’s Employee Stock Ownership Plan and (ii) offsetting reclassifications of $86.3 million, which are described above in footnotes (c) and (d), to conform to the classification approach historically used by CapitalSource.

(g) Represents an adjustment to present time deposits as historically reported by TierOne on a fair value basis for purchase accounting purposes.

(h) Represents an adjustment to present term debt obligations as historically reported by TierOne on a fair value basis for purchase accounting purposes.

(i) Represents an adjustment to recognize a liability related to (i) estimated merger related costs of $20.4 million, and (ii) estimated incremental deferred income taxes of $34.9 million as required by SFAS No. 109, Accounting for Income Taxes. The estimated merger related costs include professional fees incurred by CapitalSource and payments to be made to certain TierOne executives pursuant to their revised employment agreements which will be made upon consummation of the merger without regard to any future service to CapitalSource. The estimated deferred tax liability relates to the difference between the estimated fair value adjustments to TierOne’s assets and liabilities that are recognized through purchase accounting (exclusive of goodwill) and the carryover tax basis of such amounts. A combined statutory federal and blended state income tax rate of 38% attributable to our taxable REIT subsidiaries was used to estimate these adjustments.

(j) Represents an adjustment to (i) eliminate TierOne’s historical book value and (ii) record approximately $401 million of equity consideration to be paid by CapitalSource upon consummation of the merger. See further discussion above concerning assumptions used to estimate purchase price. Based on the assumptions described above, the estimated value of the equity consideration to be paid ranges between $310.6 million and $492.1 million, depending on the elections made by TierOne shareholders with regard to receipt of cash and CapitalSource common stock.

CAPITALSOURCE INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the three months ended March 31, 2007
($ in thousands, except per share data)

					Pro Forma
		TierOne	Pro Forma		Combined
	CapitalSource Inc.	Corporation(a)	Adjustments		CapitalSource Inc.

Net investment income:
Interest income	$289,554	$58,665	$(1,429)	(b)(c)	$346,790
Fee income	50,027	—	—		50,027

Total interest and fee income	339,581	58,665	(1,429)		396,817
Operating lease income	20,288	—	—		20,288

Total investment income	359,869	58,665	(1,429)		417,105
Interest expense	186,649	27,470	—		214,119

Net investment income	173,220	31,195	(1,429)		202,986
Provision for loan losses	14,926	1,468	—		16,394

Net investment income after provision for loan losses	158,294	29,727	(1,429)		186,592

Operating expenses:
Compensation and benefits	40,014	13,118	—		53,132
Other administrative expenses	25,308	8,381	2,756	(d)	36,445

Total operating expenses	65,322	21,499	2,756		89,577

Other income (expense):
Diligence deposits, forfeited	862	—	—		862
Gain on investments, net	6,163	—	—		6,163
(Loss) gain on derivatives	(2,255)	84	—		(2,171)
Loss on residential mortgage investment portfolio	(5,698)	—	—		(5,698)
Other income, net of expenses	6,977	6,920	(172)	(e)	13,725

Total other income	6,049	7,004	(172)		12,881

Noncontrolling interests expense	1,330	—	—		1,330
Net income before income taxes	97,691	15,232	(4,357)		108,566
Income taxes	19,001	5,854	(1,656)	(f)	23,199

Net income	$78,690	$9,378	$(2,701)		$85,367

Net income per share:
Basic	$0.44				$0.44
Diluted	$0.43				$0.43
Average shares outstanding:
Basic	179,324,672		15,746,724	(g)	195,071,396
Diluted	181,743,884		15,746,724	(g)	197,490,608

See accompanying Notes to Unaudited Pro Forma Condensed Combined Statements of Income.

CAPITALSOURCE INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the year ended December 31, 2006
($ in thousands, except per share data)

					Pro Forma
		TierOne	Pro Forma		Combined
	CapitalSource Inc.	Corporation(a)	Adjustments		CapitalSource Inc.

Net investment income:
Interest income	$1,016,533	$223,887	$(6,182)	(b)(c)	$1,234,238
Fee income	170,485	—	—		170,485

Total interest and fee income	1,187,018	223,887	(6,182)		1,404,723
Operating lease income	30,742	—	—		30,742

Total investment income	1,217,760	223,887	(6,182)		1,435,465
Interest expense	606,725	98,019	—		704,744

Net investment income	611,035	125,868	(6,182)		730,721
Provision for loan losses	81,562	6,053	—		87,615

Net investment income after provision for loan losses	529,473	119,815	(6,182)		643,106

Operating expenses:
Compensation and benefits	135,912	49,064	—		184,976
Other administrative expenses	80,140	32,705	12,612	(d)	125,457

Total operating expenses	216,052	81,769	12,612		310,433

Other income:
Diligence deposits, forfeited	6,462	—	—		6,462
Gain on investments, net	12,101	—	—		12,101
Gain on derivatives	2,485	3	—		2,488
Gain on residential mortgage investment portfolio	2,528	—	—		2,528
Other income, net of expenses	13,752	29,081	(776)	(e)	42,057

Total other income	37,328	29,084	(776)		65,636

Noncontrolling interests expense	4,711	—	—		4,711

Net income before income taxes and cumulative effect of accounting change	346,038	67,130	(19,570)		393,598
Income taxes	67,132	25,815	(7,437)	(f)	85,510

Net income before cumulative effect of accounting change	278,906	41,315	(12,133)		308,088
Cumulative effect of accounting change, net of taxes	370	—	—		370

Net income	$279,276	$41,315	$(12,133)		$308,458

Net income per share:
Basic	$1.68				$1.69
Diluted	$1.65				$1.67
Average shares outstanding:
Basic	166,273,730		15,746,724	(g)	182,020,454
Diluted	169,220,007		15,746,724	(g)	184,966,731

See accompanying Notes to Unaudited Pro Forma Condensed Combined Statements of Income.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

(a) Certain reclassifications have been made to conform TierOne’s historical presentation of revenues and expenses to the classification approach that was historically used by CapitalSource.

(b) Represents an increase to interest income of $0.6 million and $2.4 million for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively, to reflect the effects of the amortization of purchase accounting adjustments made in connection with TierOne’s loan portfolio (as further described above). Such adjustments are recognized over the estimated weighted average contractual life of the loan portfolio, which is approximately six years.

(c) Represents a decrease to interest income of $2.0 million and $8.6 million for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively, to reflect the effects of the estimated cash consideration to be paid by CaptialSource upon consummation of the merger (as further described above). See further discussion above concerning assumptions used to estimate purchase price. Based on these assumptions, the estimated decrease to interest income related to the estimated cash consideration to be paid ranges between $1.3 million and $2.8 million for the three months ended March 31, 2007 and between $5.4 million and $11.9 million for the year ended December 31, 2006, depending on the elections made by TierOne shareholders with regard to receipt of cash and CapitalSource common stock.

(d) Represents adjustments to depreciation and amortization expense to reflect the effects of the amortization of purchase accounting adjustments made in connection with TierOne’s intangible assets and property and equipment (as further described above) as follows ($ in thousands):

	Three Months
	Ended	Year Ended
	March 31,	December 31,	Amortization
	2007	2006	Period

Core deposit intangible assets	$2,384	$11,165	10 years
Trade name	194	776	25 years
Non-compete agreement	275	1,100	2 years
Property and equipment	327	1,323	Remaining useful lives (up to 20 years)
Eliminate amortization of historical core deposit intangible assets	(424)	(1,752)

	$2,756	$12,612

The estimated amortization expense for all of the above assets, other than the core deposit intangible assets, was calculated using the straight line method over the periods described above. The amortization expense related to TierOne’s core deposit intangible assets was calculated using an accelerated amortization method over a 10 year period. The estimated amortization expense of these core deposit intangible assets over the five year period following completion of the merger, assuming an effective tax rate of 38%, would be as follows ($ in thousands):

	Amortization	Amortization Expense,
	Expense	Net of Taxes

Year 1	$11,165	$6,922
Year 2	9,537	5,913
Year 3	8,766	5,435
Year 4	8,071	5,004
Year 5	7,442	4,614

(e) Represents an adjustment to amortization expense to reflect the effects of the amortization of purchase accounting adjustments made in connection with TierOne’s mortgage servicing rights (as further described above). The estimated amortization expense related to TierOne’s mortgage servicing rights was calculated using an accelerated amortization method over a six year period. The estimated amortization expense of these mortgage servicing rights over the five year period following completion of the merger, assuming an effective tax rate of 38%, would be as follows ($ in thousands):

	Amortization	Amortization Expense,
	Expense	Net of Taxes

Year 1	$776	$481
Year 2	688	427
Year 3	594	368
Year 4	509	316
Year 5	434	269

(f) Represents an adjustment to record the tax effect of the pro forma adjustments that was estimated using a combined statutory federal and blended state income tax rate of 38% attributable to our taxable REIT subsidiaries.

(g) Represents an adjustment to record estimated shares of CapitalSource common stock to be issued as consideration to be paid by CapitalSource upon consummation of the merger. See further discussion above concerning assumptions used to estimate purchase price. Based on the assumptions described above, the estimated number of shares of CapitalSource common stock to be issued ranges between 12.2 million shares and 19.3 million shares, depending on the elections made by TierOne shareholders with regard to receipt of cash and CapitalSource common stock. As a result basic net income per share ranges between $0.43 and $0.45 and diluted net income per share between $0.42 and $0.44 for the three months ended March 31, 2007. For the year ended December 31, 2006, and for these same reasons, basic net income per share ranges between $1.66 and $1.73 and diluted net income per share between $1.64 and $1.70.

INFORMATION ABOUT THE COMPANIES

CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(301) 841-2700

CapitalSource is a leading commercial lending, investment and asset management business focused on the middle market. As of March 31, 2007, CapitalSource managed an $18.3 billion portfolio, including $9.5 billion in its commercial lending and investing business, $5.6 billion in its residential mortgage investment business, and $3.0 billion managed on behalf of third parties. Headquartered in Chevy Chase, Maryland, CapitalSource has approximately 540 employees in offices across the United States and in Europe. CapitalSource is taxed as a real estate investment trust, or REIT, under the Internal Revenue Code. CapitalSource common stock is listed on the New York Stock Exchange under the symbol “CSE.” CapitalSource’s web address is www.capitalsource.com. The contents of that website are not part of this proxy statement/prospectus.

TierOne Corporation
1235 N Street
Lincoln, Nebraska 68508
(402) 475-0521

TierOne Corporation is the parent company of TierOne Bank, a $3.4 billion federally chartered savings bank and the largest publicly traded financial institution headquartered in Nebraska. TierOne Bank offers customers a wide variety of full-service consumer, commercial and agricultural banking products and services through a network of 69 banking offices located in Nebraska, Iowa and Kansas, and nine loan production offices located in Arizona, Colorado, Florida, Minnesota, Nevada and North Carolina. TierOne common stock is listed on the NASDAQ Global Select Market under the symbol “TONE.” TierOne’s web address is www.tieronebank.com. The contents of that website are not part of this proxy statement/prospectus.

CapitalSource TRS Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(301) 841-2700

CapitalSource TRS is a Delaware corporation and direct wholly owned subsidiary of CapitalSource. CapitalSource TRS has made an election to be a “taxable REIT subsidiary” and, through its direct and indirect subsidiaries, including CapitalSource Finance LLC, is the primary entity through which CapitalSource conducts its commercial lending and investing business. If the merger is completed, then TierOne will be merged with and into CapitalSource TRS, with CapitalSource TRS being the surviving corporation in the merger. Following completion of the merger, CapitalSource TRS will be the sole shareholder of TierOne Bank.

In 2005, CapitalSource filed an application with the FDIC for Federal deposit insurance for a de novo industrial bank and simultaneously made application with the Utah Department of Financial Institutions (“UDFI”) for a Utah industrial bank charter. The UDFI approved CapitalSource Bank’s charter on December 20, 2005 subject to approval for Federal deposit insurance. This one-year approval expired on December 20, 2006, but has been twice extended, upon request, currently until December 20, 2007. On March 20, 2007, the FDIC issued a conditional approval of Federal deposit insurance for CapitalSource Bank. CapitalSource Bank has not yet opened for business. The FDIC’s approval of Federal deposit insurance expires on March 20, 2008, but certain conditions to the approval were to be satisfied by June 20, 2007. In light of this application, CapitalSource requested an extension of time to comply with the FDIC’s approval conditions. The FDIC has informed CapitalSource that the extension request will remain pending, as certain modifications to the approval may be required in light of this proposed transaction.

CapitalSource intends to pursue the CapitalSource Bank charter subsequent to becoming a savings and loan holding company subject to consolidated supervision by the Office of Thrift Supervision. CapitalSource contemplates that TierOne Bank and CapitalSource Bank would be sister depository institutions, each organized as subsidiaries of CapitalSource TRS.

CapitalSource believes that the combination of TierOne Bank and CapitalSource Bank within the thrift holding company that would be created upon closing of the merger would enhance the business plans, profitability and soundness of CapitalSource as a whole, of TierOne Bank, and, upon its subsequent inception, of CapitalSource Bank.

TIERONE CORPORATION SPECIAL MEETING
OF SHAREHOLDERS

Matters to be Considered at the Special Meeting

We are first mailing this proxy statement/prospectus to the holders of TierOne’s common stock on or about          , 2007. It is accompanied by a proxy/voting instructions card furnished in connection with the solicitation of proxies by the TierOne Board of Directors for use at the special meeting of TierOne’s shareholders to be held at          , on          ,          , 2007 at          , Central time. At the special meeting, the holders of TierOne’s common stock will consider and vote on:

•	a proposal to approve the merger agreement; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

Record Date and Voting

The TierOne Board of Directors has fixed the close of business on          , 2007 as the record date for determining the TierOne shareholders entitled to receive notice of and to vote at the special meeting. Only holders of record of TierOne’s common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on          , 2007, there were           shares of TierOne’s common stock outstanding and entitled to vote at the special meeting, held by approximately           shareholders of record, which does not include those persons or entities holding stock in nominee or “street name” through brokerage firms or others.

Each holder of TierOne’s common stock on          , 2007 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy/voting instructions, of the holders of a majority of TierOne’s common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the special meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of TierOne’s common stock issued and outstanding, abstentions and broker non-votes will have the same effect as a vote AGAINST the merger agreement.

If your proxy/voting instructions card is properly executed and received by TierOne in time to be voted at the special meeting, the shares represented by the proxy/voting instructions card will be voted in accordance with the instructions marked on the proxy/voting instructions card. Executed proxies with no instructions indicated on the proxy/voting instruction card will be voted FOR the merger agreement and FOR the adjournment of the special meeting, if necessary, to solicit additional proxies.

You are requested to either complete, date and sign the accompanying proxy/voting instructions card and to return it promptly in the enclosed postage-paid envelope or promptly submit your proxy/voting instructions by telephone. To vote on the merger agreement, you should complete the proxy/voting instructions card properly and return it in the enclosed envelope, call the toll-free number and follow the instructions on the proxy/voting instructions card or attend the special meeting and vote in person.

You should not forward any stock certificates with your proxy/voting instructions card. At a later date, you will be provided a form of election and instructions regarding the surrender of your share certificates. You should then, prior to the election deadline, send your TierOne common stock certificates to the exchange agent, together with your completed, signed form of election.

Required Vote; Revocability of Proxies / Voting Instructions

In order to approve the merger agreement, the holders of at least a majority of the shares of TierOne’s common stock issued and outstanding on          , 2007, must affirmatively vote FOR the merger agreement.

The required vote of TierOne’s shareholders is based on the total number of outstanding shares of TierOne’s common stock and not on the number of shares which are actually voted. The failure to vote by proxy/voting instructions or in person will have the same effect as a vote AGAINST the merger agreement, except in the case of shares held in certain TierOne benefit plans, as described in “Questions and Answers about the Merger Agreement — How are shares of TierOne common stock held in the TierOne Corporation Employee Stock Ownership Plan and TierOne Bank Savings Plan voted?” Abstentions and broker non-votes also will have the same effect as a vote against the merger agreement.

As of          , 2007, the directors and executive officers of TierOne beneficially owned a total of           shares of TierOne’s common stock (excluding all options to purchase shares of TierOne’s common stock), which was approximately     % of the outstanding shares of TierOne’s common stock on that date. The directors and executive officers have informed us that they intend to vote their shares FOR approval of the merger agreement and FOR adjournment of the special meeting, if necessary, to solicit additional proxies.

If you submit a proxy/voting instructions card or submit your proxy or voting instructions by telephone, attending the special meeting will not automatically revoke your proxy or voting instructions. However, you may revoke your proxy or voting instructions with respect to such shares at any time before it is voted by:

•	sending a written notice to our Corporate Secretary, Mr. Eugene B. Witkowicz, TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, stating that you would like to revoke your proxy or voting instructions;

•	submitting a duly executed proxy or voting instructions card bearing a later date or resubmitting your proxy or voting instructions by telephone; or

•	attending the special meeting and voting in person.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of TierOne may solicit proxies for the special meeting from shareholders personally or by telephone or telecopier without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by TierOne. TierOne also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. TierOne has retained Georgeson Inc. to assist in soliciting proxies for the meeting for an estimated cost of $7,000.

The Adjournment Proposal

TierOne’s board of directors also is soliciting proxies to authorize TierOne to adjourn the special meeting on one or more occasions, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement. A vote for the adjournment proposal is a vote to grant TierOne the authority to adjourn the special meeting, if necessary, under the circumstances described above. An adjournment may allow the merger agreement to be approved when it otherwise would have been rejected. In light of this significant effect, TierOne’s board of directors has concluded that its shareholders should vote on granting TierOne the authority to adjourn the special meeting.

Approval of the adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast in opposition. Approval of the adjournment proposal is not a condition to approval of the merger agreement. TierOne’s board of directors recommends that TierOne shareholders vote FOR the adjournment proposal.

THE MERGER

Background of the Merger

TierOne’s board of directors has from time to time engaged with its senior management in strategic reviews, and has considered ways to enhance its performance and prospects in light of competitive and other relevant developments. These strategic reviews focused on, among other things, the business environment facing thrifts and other financial institutions generally, including ongoing consolidation in the industry. These reviews have also included periodic discussions with respect to potential transactions that would further TierOne’s strategic objectives, and the potential benefits and risks of those transactions. These reviews have included discussions with potential suitors, including discussions with a bank holding company in December 2006 and January 2007. TierOne’s longtime financial advisor, Sandler O’Neill, and legal counsel, Foley & Lardner LLP, participated in these reviews and discussions as appropriate.

CapitalSource has a principal strategic objective to secure access to a balanced and diverse set of funding sources. One of these funding sources is deposit-based funding, as a stable and low-cost source of funds. On January 8, 2007, following a series of discussions between CapitalSource and its financial advisor, Citigroup Global Markets Inc., regarding depository institutions that might be attractive acquisition targets, a representative of Citi, acting on behalf of CapitalSource, contacted Gilbert G. Lundstrom, TierOne’s Chairman of the Board and Chief Executive Officer, informing Mr. Lundstrom of CapitalSource’s interest in considering a business combination involving TierOne. Mr. Lundstrom expressed his willingness to meet with CapitalSource’s management to discuss CapitalSource’s interest. Following that discussion, John K. Delaney, CapitalSource’s Chief Executive Officer, called Mr. Lundstrom, and they arranged to meet on January 18, 2007.

On January 18, 2007, Mr. Delaney and Brian Graham, a Senior Vice President of CapitalSource, met with Mr. Lundstrom and James A. Laphen, TierOne’s President and Chief Operating Officer, and discussed, in general terms, CapitalSource’s rationale for its interest in TierOne. At that time, CapitalSource expressed its interest in pursuing an all stock merger. CapitalSource and TierOne subsequently executed a confidentiality agreement to facilitate the exchange of non-public information.

At a regularly scheduled TierOne board of directors meeting held on January 25, 2007, Mr. Lundstrom described to the board the January 18, 2007 meeting and CapitalSource’s interest in considering a business combination transaction. At its regularly scheduled meeting on January 31, 2007, Mr. Delaney briefed the CapitalSource board of directors on the discussions with TierOne.

The TierOne board of directors held a special meeting on February 12, 2007, at which Foley & Lardner LLP discussed the directors’ fiduciary obligations in connection with a potential business combination and Sandler O’Neill presented a summary financial analysis of CapitalSource. At the conclusion of that meeting, the board of directors recommended that Messrs. Lundstrom and Laphen continue their conversations with CapitalSource and explore potential benefits of such a transaction. Later on February 12, Messrs. Lundstrom and Delaney discussed by telephone the potential transaction. At that time, Mr. Delaney indicated that CapitalSource was contemplating an initial per share offer range of $34-$36.

During late February and March, CapitalSource and TierOne as well as their respective financial advisors met several times in person or by telephone to discuss the per share offer range and other terms of the proposed merger, including negotiating a term sheet during the week of March 19, 2007. During this period, the parties also considered the regulatory issues that would be associated with the proposed business combination.

At a regularly scheduled TierOne board of directors meeting held on March 20, 2007, Mr. Lundstrom updated the board on the progress of negotiations with CapitalSource and preliminary contacts with other potential suitors. The board directed management to proceed with the various discussions.

On March 21, 2007, Messrs. Lundstrom and Laphen met with another potential strategic acquirer regarding its interest in pursuing a business combination with TierOne. This discussion did not lead to a proposal regarding a transaction involving TierOne. In addition, during this timeframe, TierOne, together with

Sandler O’Neill, identified and contacted other potential acquirers, but no further discussions with potential acquirers resulted from these contacts.

On March 26, 2007, CapitalSource and TierOne agreed to a non-binding term sheet with respect to a proposed merger in which TierOne stockholders would receive CapitalSource common stock valued at the high end of the previously indicated range of $34-$36 per share. TierOne held a special meeting of its board of directors on March 30, 2007 at which the board reviewed the term sheet with TierOne’s management and advisors.

During the week of April 2, 2007, the parties’ respective senior management and financial and legal advisors held a series of meetings in Chevy Chase, Maryland and Washington D.C. primarily for the purposes of conducting management presentations for both CapitalSource and TierOne and meeting on April 4th with representatives of the Office of Thrift Supervision. At a special telephonic meeting held on April 4, 2007, Mr. Delaney further updated the CapitalSource board of directors on the status of the negotiations with TierOne.

Also during that week, both parties and their respective advisors initiated document due diligence, and on April 5, 2007, Wachtell, Lipton, Rosen & Katz, mergers and acquisitions counsel to CapitalSource, delivered to Foley & Lardner LLP an initial draft of the proposed merger agreement. CapitalSource, TierOne and their respective advisors continued to conduct due diligence throughout April and into May, including on-site due diligence by CapitalSource at TierOne’s offices in Lincoln, Nebraska during the week of April 9, 2007.

By mid-April, CapitalSource was substantially complete with its due diligence review of TierOne, including its evaluation of TierOne’s loan portfolio. On April 14, 2007, CapitalSource proposed to TierOne merger consideration with a value at the low end of the previously indicated range, consisting of CapitalSource common stock and cash. The change in the consideration offered by CapitalSource resulted from its assessment of the TierOne loan portfolio and discussions between the parties, during which TierOne requested that a portion of the merger consideration be paid in cash.

TierOne’s board of directors met telephonically on April 15, 2007. Representatives of Sandler O’Neill and Foley & Lardner LLP participated in the meeting. Prior to the meeting, TierOne distributed to the board, and the directors reviewed, an equity market performance analysis, a pro forma merger analysis, a draft merger agreement, a list of material open issues and a memorandum describing the board’s legal duties with respect to a proposed transaction. At the meeting, the board discussed CapitalSource’s new proposal and recommended that Mr. Lundstrom pursue higher consideration and/or more value certainty for TierOne’s shareholders.

During the week of April 16, the parties discussed CapitalSource’s most recent proposal, and on April 20, 2007, CapitalSource delivered a revised proposal providing that for each share of TierOne common stock owned at the closing of the merger, TierOne shareholders would receive:

•	$6.80 in cash; plus

•	0.675 shares of CapitalSource common stock; plus

•	If the CapitalSource closing price is:

a)	less than or equal to $25.1852, then 0.405 shares of CapitalSource common stock; or

b)	greater than $25.1852, then TierOne shareholders could elect to receive either $10.20 in cash or $10.20 of CapitalSource common stock.

During the next several weeks, the parties and their advisors continued to negotiate the terms of the merger agreement, including terms relating to the parties’ fiduciary responsibilities, termination rights and related fees. During this time, the parties also negotiated the terms of employment agreements between CapitalSource and each of Messrs. Lundstrom and Laphen while members of senior management of each company continued to update their respective boards, including updates occurring at regularly scheduled meetings of the TierOne board held on April 30, May 15 and May 16, 2007, as well as the regularly scheduled meeting of the CapitalSource board held on May 3, which was preceded by a board dinner on May 2 at which the TierOne transaction was discussed in detail.

The parties reached agreement regarding the merger agreement and the employment agreements with Messrs. Lundstrom and Laphen on May 14, 2007 and, together with their respective legal advisors, spent the next days refining the language in the respective contracts.

On May 16, 2007, the CapitalSource board of directors convened a special telephonic meeting for consideration of the TierOne transaction. Written materials, including a substantially final draft of the merger agreement, a board presentation prepared by senior management, a financial presentation prepared by Citi and a detailed summary of the terms of the merger agreement prepared by Wachtell Lipton, had been distributed to the board on May 15, 2007. Also participating in the meeting were members of CapitalSource’s senior management team, representatives of Wachtell Lipton, Hogan & Hartson L.L.P., regulatory and corporate counsel to CapitalSource, and Citi. Mr. Delaney led the discussion of the proposed transaction and reviewed with the CapitalSource board the terms of the proposed transaction and CapitalSource’s plans for the integration of TierOne with CapitalSource. Representatives of Hogan & Hartson summarized the regulatory environment surrounding the proposed transaction. Representatives of Citi then presented their financial analysis of the transaction and made a presentation to the CapitalSource board regarding the fairness of the merger consideration and rendered Citi’s oral opinion (subsequently confirmed in writing) that, as of May 16, 2007 and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration proposed to be paid in the acquisition was fair to CapitalSource from a financial point of view. Representatives of Wachtell Lipton then summarized the material terms of the proposed merger and employment agreements. Following a full discussion, the CapitalSource board of directors unanimously approved and adopted the merger agreement and the merger and other transactions contemplated thereby.

On May 17, 2007, the parties finalized the documentation of the merger agreement and the related employment agreements. Also on May 17, the TierOne board of directors met with TierOne’s senior management and Foley & Lardner LLP and Sandler O’Neill. Written materials, including substantially final drafts of the merger agreements and employment agreements, a financial presentation prepared by Sandler O’Neill and an updated summary of the merger agreement prepared by Foley & Lardner LLP, had been distributed on May 15, 2007. Mr. Lundstrom updated the board on the status of negotiations, indicating that all open points discussed at prior meetings had been resolved. Sandler O’Neill reviewed with the board the structure and other terms of the proposed merger and financial information regarding peer companies and comparable transactions. Sandler O’Neill made a presentation to the board regarding the fairness of the merger consideration and rendered its oral opinion (subsequently confirmed in writing), as described under “— Opinion of TierOne’s Financial Advisor,” that, as of May 17, 2007, and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration was fair to TierOne’s shareholders from a financial point of view. Representatives of Foley & Lardner LLP discussed with the board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed merger, reviewed and summarized the merger agreement, including the definitions of “material adverse effect” and “materially burdensome regulatory condition”, the termination provisions (including TierOne’s fiduciary out and CapitalSource’s rights upon entering into a contract to sell itself or a decline in its average closing stock price below $20 on the ten trading days prior to the date the final regulatory approval of the merger is received) and the break up fee and reverse break up fee, and summarized the interests of officers and directors in the merger. Following deliberations, the TierOne board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Following approval by TierOne’s board of directors, the parties executed the merger agreement and certain related agreements on the evening of May 17, 2007, and the merger was publicly announced that evening.

CapitalSource’s Reasons for the Merger

In concluding that the merger is in the best interests of CapitalSource and its stockholders, the CapitalSource board of directors consulted with CapitalSource’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•	its knowledge of CapitalSource’s business, operations, financial condition and earnings and of TierOne’s business, operations, financial condition and earnings, taking into account the results of CapitalSource’s due diligence review of TierOne as well as reports filed with the Securities and Exchange Commission for each company concerning results of operations during the most recent fiscal year and fiscal quarter;

•	its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, evolving trends, and the likely effect of these factors on CapitalSource in light of, and in the absence of, the proposed transaction;

•	CapitalSource management’s assessment of the financial condition, results of operations and businesses of CapitalSource and TierOne before and after giving effect to the merger and the CapitalSource board of directors’ determination of the merger’s impact on stockholder value;

•	the fact that the transaction is consistent with CapitalSource’s previously announced strategy of diversifying its funding sources through TierOne’s access to retail and brokered FDIC-insured deposits, both of which are expected to enable CapitalSource to increase its leverage and reduce its overall cost of funds, as evidenced by TierOne’s lower weighted average cost of funds for the first quarter of 2007 of 3.88%, compared to 5.89% for CapitalSource;

•	the CapitalSource board’s assessment that deposit funding will benefit CapitalSource by reducing its susceptibility to market disruptions and enhancing its credit rating profile over time;

•	the potential that CapitalSource may be able to achieve greater capital efficiency against its existing asset base by transferring existing REIT “non-qualifying” assets into TierOne Bank and by having TierOne Bank handle future originations of similar types of assets and other complementary products not currently offered by CapitalSource, where these originations may be financed most efficiently;

•	the complementary strengths of the two companies, and in particular, the expectation that CapitalSource’s national brand, customer base, broad product offerings, asset generation capabilities, full credit spectrum risk management and marketing expertise would provide opportunities for profitable growth within TierOne Bank’s banking operations;

•	the financial analyses presented by Citi, CapitalSource’s financial advisor, and the opinion dated as of May 16, 2007 delivered to the CapitalSource board of directors by Citi, to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration to be paid by CapitalSource in the merger was fair, from a financial point of view, to CapitalSource;

•	its belief, taking into account advice from Citi, that CapitalSource will be able to finance the cash portion of the merger consideration on the terms contemplated by the board of directors;

•	the likelihood of a successful integration of TierOne’s business, operations and workforce with those of CapitalSource and of successful operation of the combined company despite the challenges of such integration, including the possible adverse effects on TierOne’s banking revenues as a result of the change from local ownership to a national brand, and potential employee dissatisfaction as a result of the differences in corporate culture between TierOne and CapitalSource, which challenges are expected to be mitigated by several factors, including:

•	TierOne Bank’s headquarters will remain in Lincoln, Nebraska following the merger;

•	Gilbert G. Lundstrom and James A. Laphen, the Chairman and President of TierOne Bank, respectively, have agreed to remain as leaders of the TierOne Bank for at least one year following completion of the merger;

•	CapitalSource’s agreement to keep TierOne Bank’s existing board of directors in place for six months following completion of the merger;

•	CapitalSource’s efforts to retain key TierOne management, including the entry into agreements with certain key TierOne senior executives; and

•	CapitalSource’s intention to retain TierOne’s community banking business largely unchanged following completion of the merger;

•	the financial and other terms and conditions of the merger agreement, including the provisions designed to limit the ability of the TierOne board of directors to entertain third-party acquisition proposals and to enable CapitalSource to terminate the merger agreement upon certain conditions and payment of a $40 million reverse termination fee as described under “The Merger Agreement — Termination Fee”;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained without imposing materially burdensome conditions on the combined company;

•	the historical and current market prices, volatility and trading information relating to CapitalSource common stock and TierOne common stock;

•	the implied merger consideration represented a premium of approximately 44% over the closing price of the TierOne common stock on May 14, 2007, and other financial information as compared to other transactions of similar size and magnitude;

•	the need to obtain TierOne stockholder and regulatory approvals to complete the transaction;

•	the risk that CapitalSource may fail to fully realize the potential benefits of the merger;

•	the effects of becoming subject to the laws and regulations applicable to savings and loan holding companies, including the supervision and examination of the Office of Thrift Supervision;

•	the risk that TierOne’s exposure to credit risks, particularly in connection with its exposure to residential construction loans in Cape Coral, Florida, may be greater than expected, which may require CapitalSource to increase its reserves for loan losses or charge-off loans beyond expected levels after completion of the merger;

•	the potential that TierOne’s financial accounting systems and controls, such as those surrounding loan impairment and reserving processes, may need to be enhanced to track CapitalSource’s existing systems and controls, and that enhancing these TierOne controls could lead to a change in the combined company’s financial condition and results of operations;

•	the risk that the merger may not be consummated, even if approved by TierOne’s shareholders; and

•	other applicable risks described in this proxy statement/prospectus under the heading “Risk Factors.”

The CapitalSource board of directors also was aware that under existing employment arrangements, certain senior executives of TierOne would receive substantial payments in connection with the merger, and TierOne would also be obligated to make gross-up payments to those executives for the amount of certain taxes resulting from some of these payments. Please see “— Interests of TierOne’s Executive Officers and Directors in the Merger” for information about these payments. The CapitalSource board of directors recognized that the contractual rights of these senior executives of TierOne were the result of previous decisions by the TierOne board of directors taken over a long period of time and reflected the substantial contributions made by these executives during that period.

The foregoing discussion of the factors considered by the CapitalSource board of directors is not intended to be exhaustive, but rather includes the material factors considered by the CapitalSource board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the CapitalSource board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CapitalSource board of directors considered all these factors as a whole, including discussions with, and questioning of, CapitalSource management and CapitalSource’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The CapitalSource board of directors also relied on the experience of Citi, as its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness, from a financial point of view, of the consideration in the merger to CapitalSource.

For the reasons set forth above, the CapitalSource board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CapitalSource and its stockholders, and unanimously approved and adopted the merger agreement.

Recommendation of the TierOne Board of Directors; TierOne’s Reasons for the Merger

On May 17, 2007, TierOne’s board of directors unanimously adopted resolutions:

•	determining that the merger agreement is fair to, and in the best interests of TierOne and its shareholders;

•	approving the merger agreement; and

•	recommending that the holders of TierOne’s common stock vote for the approval of the merger agreement. See “— Background of the Merger” for additional information on the recommendation of TierOne’s board of directors.

TierOne’s board of directors believes that the merger agreement is fair to TierOne’s shareholders. In reaching this conclusion, TierOne’s board of directors consulted with TierOne’s senior management and TierOne’s legal and financial advisors, and considered the short-term and long-term interests and prospects of TierOne and TierOne’s shareholders. In reaching the foregoing determinations, the board of directors considered the following material factors that it believed supported its determinations:

•	TierOne’s current and historical financial condition and results of operations, including TierOne’s prospects if it were to remain a publicly owned corporation in light of the increasingly competitive nature and increasingly difficult operating environment of the financial services industry;

•	the fact that the merger consideration represented a per share premium of 38.3% above the closing price of TierOne’s common stock of $24.92 on May 17, 2007, the day that the merger agreement was executed;

•	the quality of CapitalSource’s financial condition;

•	the fact that CapitalSource’s annual dividend rate is significantly higher than TierOne’s dividend rate;

•	the fact that TierOne did not receive firm offers to acquire TierOne in excess of the merger consideration even though it had discussions with other potential business combination partners;

•	the belief of TierOne’s board that the merger consideration represented the highest consideration that CapitalSource was willing to pay;

•	the experience and expertise of CapitalSource’s management and the potential synergies of the merger and the related impact on the combined company’s earnings;

•	the potential for CapitalSource common stock price appreciation;

•	the increased trading liquidity of CapitalSource common stock compared to TierOne common stock;

•	the potential value that might result from other alternatives available to TierOne, including the alternative of remaining an independent public company, considering, in particular, the execution risk associated with the implementation of TierOne’s strategic plan as well as the potential for shareholders to share in any future earnings growth of TierOne and continued costs and scrutiny associated with continuing to operate as a public company;

•	Sandler O’Neill’s financial presentation to TierOne’s board of directors, including Sandler O’Neill’s opinion, dated May 17, 2007, to the effect that as of that date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration in the merger was fair, from a financial point of view, to TierOne’s shareholders, as described under “Opinion of TierOne’s Financial Advisor” (the full text of Sandler O’Neill’s written opinion is attached as Appendix B to this proxy statement/prospectus); and

•	the terms and conditions of the merger agreement, which the board of directors believed would not preclude a superior proposal, and negotiations regarding such a proposal, particularly:

•	the conditions to the closing of the merger, including the fact that the obligations of CapitalSource and CapitalSource TRS under the merger agreement are not subject to a financing condition, and the exceptions to the events and other effects that would constitute a material adverse effect on TierOne;

•	the structure of the transaction as a merger, requiring approval by TierOne’s shareholders, which would result in detailed public disclosure and a period of time prior to completion of the merger during which an unsolicited superior proposal could be submitted;

•	TierOne’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited acquisition proposal, if the board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal could reasonably be expected to result in a transaction that is more favorable to TierOne’s shareholders, from a financial point of view, than the merger;

•	TierOne’s right to terminate the merger agreement to accept a superior proposal, subject to certain conditions and payment of a termination fee to CapitalSource;

•	the obligation of CapitalSource to pay TierOne a termination fee if CapitalSource terminates the merger agreement by reason of its stock price falling below $20 per share or CapitalSource entering into a definitive agreement to be acquired;

•	the fact that the merger is intended to be tax free to TierOne’s shareholders with respect to a portion of the per share merger consideration, as described under “The Merger — Material U.S. Federal Income Tax Consequences”;

•	the fact that the merger agreement contains provisions that are favorable to TierOne’s employees, including CapitalSource’s promise to provide employees of TierOne and its subsidiaries as of the Effective Time with benefits that are comparable in the aggregate to those provided to similarly situated employees of CapitalSource and its subsidiaries, recognition of service of employees of TierOne and its subsidiaries for certain purposes under CapitalSource’s benefit and compensation plans, programs and arrangements and CapitalSource’s obligation to maintain TierOne Bank’s headquarters and executive offices in Lincoln, Nebraska for at least one year following the Effective Time; and

•	the other terms and provisions of the merger agreement as compared to precedent transactions.

The board of directors also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following:

•	the conditions to the closing of the merger, including the approval of the Office of Thrift Supervision;

•	the potential impact of the transaction on TierOne’s employees;

•	the interests of TierOne’s directors and executive officers that are different from, or in addition to, the interests of TierOne’s shareholders generally, as described under “— Interests of TierOne’s Executive Officers and Directors in the Merger”;

•	the possible disruption to TierOne’s business that might result from the announcement of the merger and the resulting distraction of the attention of TierOne’s management;

•	the customary restrictions on the conduct of TierOne’s business prior to the consummation of the merger, requiring TierOne to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent TierOne from undertaking certain business opportunities or actions; and

•	the fact that, while the merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and, as a result, it is possible that the merger may not be completed even if approved by TierOne’s shareholders, as described under “The Merger Agreement — Conditions to Completion of the Merger.”

The foregoing discussion of the information and factors considered by TierOne’s board of directors is not intended to be exhaustive but, TierOne believes, includes all material factors considered by TierOne’s board of directors. Based on the factors outlined above, the board of directors determined that the merger agreement is fair to, and in the best interests of, TierOne and its shareholders. TierOne’s board of directors did not attempt to quantify or otherwise assign relative weights to the specific factors it considered, and it did not determine that any factor was of particular importance compared with any other factor. A determination of various weightings would, in the view of the board of directors, be impractical. In addition, individual members of TierOne’s board of directors may have given different weight to different factors. TierOne’s board of directors viewed its position and recommendations as being based on the totality of the information presented to, and considered by, the board of directors.

TierOne’s board of directors believes that the merger agreement is fair to, and in the best interests of, TierOne and its shareholders. TierOne’s board of directors recommends that you vote FOR approval of the merger agreement.

Opinion of TierOne’s Financial Advisor

TierOne retained Sandler O’Neill to act as its financial advisor in connection with the merger. The full text of the written opinion of Sandler O’Neill, dated May 17, 2007 that describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in connection with its opinion, is attached as Appendix B to this proxy statement/prospectus and is incorporated into this document by reference. Sandler O’Neill provided its advisory service and opinion for the information and assistance of the TierOne board of directors in connection the merger. The Sandler O’Neill opinion is not a recommendation as to how any holder of shares of TierOne common stock should vote with respect to the merger.

Opinion of Sandler O’Neill.  By a letter of agreement dated March 20, 2007, TierOne retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with CapitalSource. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to TierOne in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the May 17, 2007 meeting at which TierOne’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to TierOne’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. TierOne shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion is directed to the TierOne board and speaks only to the fairness from a financial point of view of the merger consideration to TierOne shareholders. It does not address the underlying business decision of TierOne to engage in the merger or any other aspect of the merger and is not a recommendation to any TierOne shareholder as to how such shareholder should vote at the special meeting with respect to the merger, the form of consideration such shareholder should elect or any other matter.

In connection with rendering its May 17, 2007 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of TierOne that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of CapitalSource that Sandler O’Neill deemed relevant;

(4) internal financial projections for TierOne for the year ending December 31, 2007 prepared by and reviewed with management of TierOne, growth and performance projections for the years ending December 31, 2008 and 2009 as provided by and reviewed with senior management of TierOne and growth and performance guidance for the years thereafter as provided by senior management of TierOne;

(5) consensus financial projections for CapitalSource for the years ending December 31, 2007 and 2008 as published by I/B/E/S and discussed with senior management of CapitalSource;

(6) the pro forma financial impact of the merger on CapitalSource based on assumptions relating to transaction expenses, purchase accounting adjustments, revenue enhancements and cost savings determined by the senior managements of TierOne and CapitalSource;

(7) the publicly reported historical price and trading activity for TierOne’s and CapitalSource’s common stock, including a comparison of certain financial and stock market information for TierOne and CapitalSource with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the thrift industry, to the extent publicly available;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of TierOne the business, financial condition, results of operations and prospects of TierOne and held similar discussions with certain members of senior management of CapitalSource regarding the business, financial condition, results of operations and prospects of CapitalSource.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial information, projections, estimates and other information that was available to it from public sources, that was provided by TierOne and CapitalSource or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of TierOne and CapitalSource that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TierOne or CapitalSource or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of TierOne or CapitalSource, nor did Sandler O’Neill review any individual credit files relating to TierOne or CapitalSource. Sandler O’Neill assumed, with TierOne’s consent, that the respective allowances for loan losses for both TierOne and CapitalSource were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis that each party to the merger agreement would perform all of the material covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement had not been waived. Sandler O’Neill also assumed that there had been no material change in TierOne’s and CapitalSource’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that TierOne and CapitalSource would remain as going concerns for all periods relevant to its analyses, and that the merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, Sandler O’Neill expressed no opinion as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

The internal financial projections for TierOne and the publicly available estimates for CapitalSource used and relied upon by Sandler O’Neill in its analyses and the projections of transaction costs, estimates of purchase accounting adjustments, expected cost savings, and other synergies relating to the merger were reviewed with the senior managements of TierOne and CapitalSource, and such managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of TierOne and CapitalSource, both respectively and related to the combined entity, and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such estimates and projections or the assumptions on which they were based. Those estimates and projections, as well as the other estimates used by Sandler O’Neill in its analysis, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

Financial Analysis of Sandler O’Neill.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analysis must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying their respective opinions. Also, no company included in the comparative analysis described below is identical to TierOne or CapitalSource and no transaction is identical to the merger. In performing its analysis, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of TierOne, CapitalSource and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analysis. Sandler O’Neill prepared its analysis solely for purposes of rendering its opinion and provided such analysis to the TierOne board at the board’s May 17, 2007 meeting. Estimates on the values of companies did not purport to be appraisals or necessarily reflect the prices at which companies or their securities might actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analysis does not necessarily reflect the value of TierOne’s common stock or CapitalSource’s common stock or the prices at which TierOne’s or CapitalSource’s common stock may be sold at any time. The analysis of Sandler O’Neill and its opinion were among a number of factors taken into consideration by TierOne’s board in making its determination to approve the merger, the merger agreement and the transactions contemplated by the merger agreement and the analysis described below should not be viewed as determinative of the decision of TierOne’s board or management with respect to the fairness of the merger.

At the May 17, 2007 meeting of TierOne’s board of directors, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinion of Sandler O’Neill or the presentation made by Sandler O’Neill to TierOne’s board, but is instead a summary of the material analyses performed and presented in connection with its opinion.

In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O’Neill made its own qualitative judgments as to the significance and relevance of each analysis and factor. The financial analysis summarized below includes information presented in tabular format. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the per share merger consideration on the basis of its experience and professional judgment after considering the results of all the analyses taken as a whole. Accordingly, Sandler O’Neill believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analysis and opinion. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction. Pursuant to the merger agreement, each share of TierOne common stock issued and outstanding immediately prior to the merger will be converted into the right to receive, (i) $6.80 in cash plus (ii) 0.675 shares of CapitalSource common stock plus (iii) (A) if the CapitalSource stock price, determined by averaging closing prices for a 10-day trading period prior to the closing, is less than or equal to $25.1852, an additional 0.405 shares of CapitalSource common stock or (B) if the CapitalSource stock price, determined by averaging closing prices for a 10-day trading period prior to the closing, is greater than $25.1852, at the election of the holder of each share, either (a) $10.20 in cash or (b) that fraction of a share of CapitalSource common stock equal to $10.20. Based upon per-share financial information for TierOne for the twelve months ended March 31, 2007, Sandler O’Neill calculated the following ratios:

	Transaction
	Ratios

Transaction price / Last twelve months’ earnings per share(1)	14.2	x
Transaction price / Budgeted 2007 earnings per share(1)(2)	14.3	x
Transaction price / Stated book value per share(1)	170%
Transaction price / Tangible book value per share(1)	197%
Tangible book premium/Core Deposits(3)	17.5%
1 Day market premium(1)(4)	37.6%

(1)	Based on CapitalSource’s closing price of $25.60 on May 16, 2007.

(2)	Budget based on management projections.

(3)	Core deposits exclude time deposits with account balances greater than $100,000. Sandler O’Neill used TierOne’s December 31, 2006 jumbo CD composition of 11.44%.

(4)	Based on TierOne’s closing price of $24.92 on May 16, 2007.

Based on the assumptions and information discussed above, the aggregate transaction value was approximately $648.5 million.

Stock Trading History.  Sandler O’Neill reviewed the history of the publicly reported trading prices of TierOne’s and CapitalSource’s common stock. For the one-year and three-year period ended May 16, 2007, Sandler O’Neill compared the relative performance of TierOne’s common stock with the following:

•	the S&P 500 Index,

•	the NASDAQ Bank Index

•	the S&P Bank Index, and

•	a “Nationwide Thrift Index” peer group (1)

During the one-year period ended May 16, 2007, the relative performances were as follows:

TierOne’s Stock Performance

	Beginning Index Value	Ending Index Value
	May 16, 2006	May 16, 2007

TierOne	100.0%	75.6%
S&P 500 Index	100.0	116.0
NASDAQ Bank Index	100.0	100.5
S&P Bank Index	100.0	103.8
Nationwide Thrift Index	100.0	92.0

During the three-year period ended May 16, 2007, the relative performances were as follows:

TierOne’s Stock Performance

	Beginning Index Value	Ending Index Value
	May 16, 2004	May 16, 2007

TierOne	100.0%	113.6%
S&P 500 Index	100.0	137.0
NASDAQ Bank Index	100.0	116.0
S&P Bank Index	100.0	123.2
Nationwide Thrift Index	100.0	95.7

(1)	Nationwide Thrift Index is a weighted average (by market capitalization) composite of publicly traded comparable savings institutions selected by Sandler O’Neill and includes Provident Financial Services, Inc., Franklin Bank Corp., PFF Bancorp, Inc., Anchor BanCorp Wisconsin Inc., Partners Trust Financial Group, Inc., Bank Mutual Corporation, Dime Community Bancshares, Inc., TrustCo Bank Corp NY, First Place Financial Corp., WSFS Financial Corporation, Flushing Financial Corporation and KNBT Bancorp, Inc.

For the one-year and three-year period ended May 16, 2007, Sandler O’Neill compared the relative performance of CapitalSource’s common stock with the following:

•	the S&P 500 Index,

•	a “Nationwide Investment Company” peer group(1)

During the one-year period ended May 16, 2007, the relative performances were as follows:

CapitalSource’s Stock Performance

	Beginning Index Value	Ending Index Value
	May 16, 2006	May 16, 2007

CapitalSource	100.0%	107.7%
S&P 500 Index	100.0	116.0
Nationwide Investment Company Index	100.0	111.6

During the three-year period ended May 16, 2007, the relative performances were as follows:

CapitalSource’s Stock Performance

	Beginning Index Value	Ending Index Value
	May 16, 2004	May 16, 2007

CapitalSource	100.0%	125.2%
S&P 500 Index	100.0	137.0
Nationwide Investment Company Index	100.0	125.8

(1)	Nationwide Investment Company Index is a weighted average (by market capitalization) composite of publicly traded comparable investment companies selected by Sandler O’Neill and includes American Capital Strategies, Limited, iStar Financial Inc., Allied Capital Corporation, Annaly Capital Management, Inc., Thornburg Mortgage, Inc., Apollo Investment Corporation, KKR Financial Corporation, RAIT Financial Trust, Newcastle Investment Corp., Redwood Trust, Inc., Ares Capital Corporation, American Home Mortgage Investment Corp., MCG Capital Corporation, Municipal Mortgage & Equity, LLC and CharterMac.

Comparable Company Analysis.  Sandler O’Neill used publicly available information to compare selected financial and market trading information for TierOne and CapitalSource to various peer groups selected by Sandler O’Neill.

The “Selected Nationwide Thrift” peer group for TierOne consisted of the following companies:

Anchor BanCorp Wisconsin Inc.
Bank Mutual Corporation
Dime Community Bancshares, Inc.
First Place Financial Corp.
Flushing Financial Corporation
Franklin Bank Corp.
KNBT Bancorp, Inc.
Partners Trust Financial Group, Inc.
PFF Bancorp, Inc.
Provident Financial Services, Inc.
TrustCo Bank Corp NY
WSFS Financial Corporation

The analysis compared publicly available financial information as of and for the twelve-month period ended March 31, 2007 and market trading information as of May 16, 2007. The table below compares the data for TierOne and the median data for the comparable peer group.

Comparable Group Analysis

			Nationwide Thrift
			Peer Group
	TierOne		Median

Market Capitalization (in millions)	$450		$467
Tangible common equity/Tangible assets	9.3%		7.2%
Last twelve months return on average assets	1.24%		0.85%
Last twelve months return on average equity	12.1%		8.8%
Net interest margin	4.04%		2.89%
Last twelve months efficiency ratio	51.8%		58.0%
Reserves/Loans	1.11%		0.91%
Non-Performing Assets/Assets	0.99%		0.16%
Price/Tangible book value per share	143%		184%
Price/Estimated 2007 earnings per share	10.4	x	15.1	x
Price/Estimated 2008 earnings per share	9.4	x	15.4	x

The selected comparable “Nationwide Investment Company” peer group for CapitalSource consisted of the following companies:

Allied Capital Corporation
American Capital Strategies, Limited
American Home Mortgage Investment Corp.
Annaly Capital Management, Inc.
Apollo Investment Corporation
Ares Capital Corporation
CharterMac
iStar Financial Inc.
KKR Financial Corporation
MCG Capital Corporation
Municipal Mortgage & Equity, LLC
Newcastle Investment Corp.
RAIT Financial Trust
Redwood Trust, Inc.
Thornburg Mortgage, Inc.

The analysis compared publicly available financial information as of and for the twelve-month period ended March 31, 2007 and market trading information as of May 16, 2007. The table below compares the data for CapitalSource and the median data for the comparable peer group.

Comparable Group Analysis

			Nationwide
			Investment Company
			Peer Group
	CapitalSource		Median

Market Capitalization (in millions)	$4,846		$1,770
Common equity/Tangible assets	14.2%		11.2%
Last twelve months return on average assets	2.07%		1.62%
Last twelve months return on average equity	14.1%		11.8%
Net interest margin	4.42%		2.24%
EBITDA / Interest expense	1.6	x	1.3	x
Debt / Equity	6.0	x	2.9	x
Price/Stated book value per share	222%		136%
Price/Estimated 2007 earnings per share	9.4	x	11.0	x
Price/Estimated 2008 earnings per share	8.4	x	9.9	x
Dividend Yield	9.0%		9.2%

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed the following 11 merger transactions announced from January 1, 2004 through May 16, 2007 involving nationwide thrifts in the United States with announced transaction values between $250 million and $1 billion:

Acquirer	Acquiree

BB&T Corp.	Coastal Financial Corp.
New York Community Bancorp	PennFed Financial Services Inc.
Washington Mutual Inc.	Commercial Capital Bancorp
Hudson City Bancorp Inc.	Sound Federal Bancorp Inc.
Sky Financial Group Inc.	Waterfield Mortgage Co.
UnionBanCal Corp.	Jackson Federal Bank
Associated Bank-Corp	First Federal Capital Corp
First Niagara Finl Group	Hudson River Bancorp
Popular Inc.	Quaker City Bancorp Inc.
Sovereign Bancorp Inc.	Waypoint Financial Corp.
Commercial Capital Bancorp	Hawthorne Financial Corp.

Sandler O’Neill reviewed the following multiples in the selected merger transactions:

•	transaction price at announcement to last twelve months’ reported earnings per share;

•	transaction price to book value per share;

•	transaction price to tangible book value per share;

•	tangible book premium to core deposits; and

•	current market price premium.

As illustrated in the following table, Sandler O’Neill compared the multiples of the proposed merger to the median multiples of the selected merger transactions.

Comparable Transaction Multiples

			Median
			Nationwide
	CapitalSource /		Group
	TierOne		Multiple

Transaction price / Last twelve months earnings per share(1)	14.2	x	17.4	x
Transaction price / Book value per share(1)	170%		208%
Transaction price / Tangible book value per share(1)	197%		267%
Tangible book premium / Core deposits(2)	17.5%		28.8%
Premium to current market price(1)(3)	37.6%		13.1%

(1)	Based on CapitalSource’s closing price of $25.60 on May 16, 2007.

(2)	Core deposits exclude time deposits with account balances greater than $100,000. Sandler O’Neill used TierOne’s December 31, 2006 jumbo CD composition of 11.44%.

(3)	Based on TierOne’s closing price of $24.92 on May 16, 2007.

Discounted Cash Flow Analysis.  Sandler O’Neill performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that TierOne could provide to equity holders through 2009 on a stand-alone basis, excluding the effects related to the merger. In performing this analysis, Sandler O’Neill used management estimates of per share net income of $2.40 for 2007, $2.57 for 2008 and $2.73 for 2009. The range of values was determined by the present value of the “terminal value” of TierOne’s common stock. In calculating the terminal value of TierOne common stock, Sandler O’Neill applied multiples ranging from 9x to 19x to TierOne’s 2009 estimated earnings as predicted by senior management of TierOne. The dividend stream and the terminal value were then discounted back using discount rates ranging from 10.7% to 15.2%, which range Sandler O’Neill viewed as appropriate for a company with TierOne’s risk characteristics.

This analysis resulted in the following reference ranges of indicated per share values for TierOne common stock:

Terminal Multiple
Discount Rate	9x	11x	13x	15x	17x	19x

10.70%	$18.98	$23.01	$27.04	$31.07	$35.10	$39.13
11.45%	$18.61	$22.56	$26.51	$30.46	$34.40	$38.35
12.20%	$18.24	$22.12	$25.99	$29.86	$33.73	$37.60
12.95%	$17.89	$21.69	$25.48	$29.27	$33.07	$36.86
13.70%	$17.55	$21.27	$24.99	$28.70	$32.42	$36.14
14.45%	$17.21	$20.86	$24.51	$28.15	$31.80	$35.44
15.20%	$16.89	$20.46	$24.04	$27.61	$31.19	$34.76

In connection with their analyses, Sandler O’Neill considered and discussed with the TierOne board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Merger Analysis.  Sandler O’Neill analyzed certain potential effects of the merger, assuming:

•	the merger closes during the 4th quarter of 2007;

•	an exchange ratio of 1.3390x;

•	unexercised stock options to purchase shares of TierOne common stock are cashed out;

•	earnings per share projection in 2008 and 2009 for TierOne confirmed with TierOne management;

•	earnings per share projections in 2008 and 2009 for CapitalSource are consistent with the per share estimates for the year published by I/B/E/S and confirmed with CapitalSource management;

•	certain purchase accounting adjustments (including amortizable identifiable intangibles created in the merger), charges and transaction costs associated with the merger;

•	cost savings and other synergies are consistent with the estimates of the senior managements of TierOne and CapitalSource; and

•	various financing costs associated with financing the cash consideration paid to TierOne shareholders.

For each of the years 2008 and 2009, Sandler O’Neill compared the estimated earnings per share of CapitalSource common stock to the estimated earnings per share, on both a GAAP basis and a cash basis, of the combined company common stock using the foregoing assumptions. The following table sets forth the results of the analysis:

		Cash Basis
	Accretion / (Dilution)(1)	Accretion / (Dilution)

2008 Estimated EPS	(1.5)%	(0.8)%
2009 Estimated EPS	(0.8)%	(0.3)%

(1)	The basis for the accretion/(dilution) calculation for 2008 is CapitalSource’s I/B/E/S EPS estimates; 2009 estimates based on median long-term growth rate of 15%. Typical merger related adjustments were applied to calculate projected EPS from which accretion/(dilution) was calculated.

The analyses indicated that the merger would be dilutive to CapitalSource’s projected 2008 EPS and cash EPS and dilutive to CapitalSource’s projected 2009 EPS and cash EPS. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous.  TierOne has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $5.8 million, which is contingent, and payable, upon closing of the merger. Sandler O’Neill will also receive a fee for rendering its opinion. TierOne has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

Sandler O’Neill has provided other investment banking services to TierOne in the past and has received fees for such investment banking services.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to TierOne and CapitalSource and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of TierOne or CapitalSource or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of TierOne’s Executive Officers and Directors in the Merger

In addition to their interests in the merger as shareholders, certain of TierOne’s executive officers and directors have interests in the merger that differ from, or are in addition to, your interests as a shareholder. In considering the recommendation of TierOne’s board of directors to vote “FOR” the approval of the merger agreement, you should be aware of these interests. TierOne’s board of directors was aware of, and considered the conflicting interests of, its members and TierOne’s executive officers in approving the merger agreement. All material interests are described below and, except as described below, such persons have, to TierOne’s knowledge, no material interests in the merger that differ from your interests generally.

Stock Options.  The merger agreement provides that, at the Effective Time, by which we mean the date and time when the merger becomes effective, each outstanding and unexercised option to purchase shares of

TierOne common stock under TierOne’s Amended and Restated 2003 Stock Option Plan will become fully vested and be converted into the right to receive promptly after the Effective Time an amount in cash equal to the product of (i) the total number of shares of TierOne common stock subject to such option and (ii) the excess over the exercise price per share, if any, of the sum of (a) $6.80, (b) the product of 0.675 and the CapitalSource closing price and (c) (1) if the CapitalSource closing price is less than or equal to $25.1852, the product of 0.405 and the CapitalSource closing price and (2) if the CapitalSource closing price is greater than $25.1852, $10.20 (less any amounts that are required to be withheld or deducted pursuant to applicable tax law).

The following table indicates the number of options held by TierOne’s executive officers and directors on May 17, 2007 (the day of the TierOne board of directors’ approval of the merger agreement), the weighted average exercise prices of those options, those options vested as of May 17, 2007, those options that will vest as a result of the merger, and the approximate amounts that TierOne’s executive officers and directors will receive in settlement of their respective options if the merger is completed (but assuming, solely for purposes of illustration, that the merger was consummated on May 17, 2007):

				Options	Total
		Weighted		to Vest as	Amount
		Average	Options	a Result	to be
	Total	Exercise	Currently	of the	Received
Executive Officer/Director(1)	Options	Price ($)	Vested	Merger	($)(2)

Gilbert G. Lundstrom	542,000	17.83	433,600	108,400	9,013,460
James A. Laphen	270,000	17.83	216,000	54,000	4,490,100
Eugene B. Witkowicz	90,000	17.83	72,000	18,000	1,496,700
Gale R. Furnas	90,000	17.83	72,000	18,000	1,496,700
Roger R. Ludemann	90,000	17.83	72,000	18,000	1,496,700
Larry L. Pfeil	73,176	17.83	55,176	18,000	1,216,917
Edward J. Swotek	10,000	17.83	8,000	2,000	166,300
David L. Kellogg	10,000	22.40	4,000	6,000	120,600
Campbell R. McConnell	112,875	17.83	90,300	22,575	1,877,111
Joyce Person Pocras	112,875	17.83	90,300	22,575	1,877,111
Ann Lindley Spence	112,875	17.83	90,300	22,575	1,877,111
Charles W. Hoskins	25,000	22.40	10,000	15,000	301,500

(1)	The table lists the number of shares subject to options and the exercise prices of those options as of May 17, 2007.

(2)	For purposes of this illustration, these amounts were determined based on the closing price of CapitalSource’s common stock on May 17, 2007 of $25.86 (and an aggregate value of the merger consideration of approximately $34.46 per share of TierOne’s common stock outstanding). Pursuant to the terms of the merger agreement and upon consummation of the merger, these amounts will be determined based on the ten-day average closing price of CapitalSource common stock prior to the closing of the merger.

Restricted Stock.  All of TierOne’s directors and executive officers currently hold restricted shares of TierOne common stock that were granted under TierOne’s Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement and are subject to forfeiture under certain circumstances. Pursuant to the terms of the restricted stock awards and the merger agreement, all of these restricted stock awards that have not vested will become fully vested without further restrictions in connection with the completion of the merger. As a result, these shares will be converted into the right to receive the per share merger consideration being offered in the merger. As of May 17, 2007, the number and approximate value (assuming, solely for purposes of illustration, that the merger was consummated on May 17, 2007) of the aggregate restricted stock holdings of TierOne’s directors and executive officers were as follows:

	Number of	Amount to be
Executive Officer/Director	Restricted Shares	Received ($)

Gilbert G. Lundstrom	44,000	1,516,240
James A. Laphen	22,000	758,120
Eugene B. Witkowicz	8,000	275,680
Gale R. Furnas	8,000	275,680
Roger R. Ludemann	8,000	275,680
Larry L. Pfeil	8,000	275,680
Edward J. Swotek	3,600	124,056
David L. Kellogg	4,500	155,070
Campbell R. McConnell	9,030	311,174
Joyce Person Pocras	9,030	311,174
Ann Lindley Spence	9,030	311,174
Charles W. Hoskins	6,000	206,760

Employment Agreements.  On May 17, 2007, in connection with the execution of the merger agreement, Messrs. Lundstrom and Laphen entered into employment agreements with CapitalSource and, for limited purposes set out in the employment agreements, TierOne and TierOne Bank. The employment agreements will become effective upon the closing date of the merger, and will replace the existing employment agreements of Messrs. Lundstrom and Laphen with TierOne and TierOne Bank. Each agreement has a term of one year from the effective date of the merger; we refer to this period as the “employment period.” Mr. Lundstrom’s agreement provides that he will serve initially as Chief Executive Officer of TierOne Bank, Chief Executive Officer of CapitalSource’s Community Banking Business Unit and President of CapitalSource’s Bank Lending Business, and that he will receive an annual base salary of $690,000 and an annual performance bonus with a target of 50% of base salary and a maximum of 75% of base salary. In addition, in exchange for Mr. Lundstrom waiving his change of control rights under his current employment agreement with TierOne and TierOne Bank, Mr. Lundstrom will receive a one-time lump sum payment on the effective date of the merger of $4,332,000 and a one-time lump sum “milestone” payment of $2,776,000, to be paid on March 1, 2008. Mr. Lundstrom is entitled to interest on the amount of the milestone payment from and including the effective date of the merger at a rate equal to 120% of the long term applicable federal rate as prescribed under Section 1274(d) of the Internal Revenue Code of 1986, as amended. Mr. Laphen’s agreement provides that he will serve initially as Chief Operating Officer of TierOne Bank and that he will receive an annual base salary of $453,000 and an annual performance bonus with a target of 45% of base salary and a maximum of 67.5% of base salary. In addition, in exchange for Mr. Laphen waiving his change of control rights under his current employment agreement with TierOne and TierOne Bank, Mr. Laphen will receive a one-time lump sum payment on the effective date of the merger of $2,576,000. CapitalSource also will provide the executives with employee benefits and perquisites on a basis that is comparable in all material respects to that provided to similarly situated executives of CapitalSource.

If the employment of Mr. Lundstrom or Mr. Laphen were terminated by CapitalSource for any reason during the employment period, CapitalSource would be required to pay to the executive whose employment was terminated (or his legal representative or estate, as applicable) his base salary through the date of termination, any unpaid deferred compensation not otherwise specifically addressed by the employment agreement and certain other amounts or benefits owing to the executive for reimbursement or under applicable benefit plans of CapitalSource. In addition, if the employment of Mr. Lundstrom or Mr. Laphen were terminated by CapitalSource without cause or as a result of disability, by the executive with good reason, or as a result of death, CapitalSource would pay to the executive (or his legal representative or estate, as applicable) a pro rata portion of the executive’s annual bonus, if any, based on the number of days elapsed during the employment period through the date of termination.

If any payment to Mr. Lundstrom or Mr. Laphen is subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, then the executive will be entitled under his employment agreement to a “gross-up” payment to make him whole on an after-tax basis.

Change in Control Agreements.  TierOne has previously entered into change in control agreements with Messrs. Witkowicz, Furnas, Ludemann, Pfeil and Swotek, as well as certain other non-executive officers. The change in control agreements had initial terms of three years for Messrs. Witkowicz, Furnas, Ludemann and Pfeil, and two years for Mr. Swotek. Following the expiration of the initial term, each agreement is renewed on an annual basis unless and until written notice of non-renewal is given by TierOne’s board of directors. We refer to the initial term and any period during which the agreement is so renewed as the “employment period.” The change in control agreements provide that if an executive’s employment is terminated subsequent to a change in control and during the employment period by TierOne (or its successor) or TierOne Bank (for other than cause, disability, retirement or death of the executive), or by the executive for good reason, the executive is entitled to receive a severance payment equal to three times, in the case of Messrs. Witkowicz, Furnas, Ludemann and Pfeil, or two times, in the case of Mr. Swotek, the executive’s highest level of aggregate base salary and cash incentive compensation paid to him during the calendar year in which the termination occurs (determined on an annualized basis) or either of the two calendar years immediately preceding the calendar year in which the termination occurs. TierOne also agrees to maintain and provide, at no cost to the executive, for the executive’s continued participation in all group insurance, life insurance, health and accident insurance, disability insurance and other employee benefit plans and arrangements (excluding the employee stock ownership plan and any other stock benefit plans as well as any cash incentive compensation) for the period ending the earlier of the expiration of the employment period or the date of the officer’s full-time employment with another party pursuant to which the executive receives substantially similar benefits. To the extent such benefits would trigger the 20% tax and interest penalties under Section 409A of the Internal Revenue Code, the executive will receive a cash payment in lieu of, and equal to, the value of such benefits.

In the event payments and benefits under the change in control agreements, together with other payments and benefits the officers may receive, would cause the payment or benefit to be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, such payment or benefit would be reduced to an amount necessary to avoid such excise tax.

The merger, if consummated, will constitute a change of control under these agreements. As a result, following the merger, the benefits described in these agreements will become payable to any executive if his employment is terminated during the employment period by TierOne (or its successor) or TierOne Bank (for other than “cause,” disability, retirement or death of the executive), or by the executive for “good reason.” The following table illustrates the amounts to which an executive would be entitled under the change in control agreements following a hypothetical termination of his employment promptly following the merger (assuming, solely for purposes of illustration, that the merger had been consummated on May 17, 2007):

Termination
Payments and
Executive Officer	Benefits ($)

Eugene B. Witkowicz	747,036
Gale R. Furnas	798,757
Roger R. Ludemann	647,707
Larry L. Pfeil	767,216
Edward J. Swotek	273,061

Employee Stock Ownership Plan.  In 2002, TierOne established an employee stock ownership plan, which we refer to as the “ESOP,” for the benefit of TierOne employees. TierOne employees, other than those paid solely on a retainer or fee basis, who have been credited with at least 1,000 hours of service during a 12-month period are eligible to participate in the ESOP. TierOne’s executive officers participate in the ESOP on the same terms and conditions as all other employees. Upon formation, the ESOP purchased 1,806,006 shares of common stock with the proceeds of a loan from TierOne. These shares are held in a suspense account and are released to participants on a pro rata basis as debt service payments are made on the loan. Such debt service payments will continue to be made in the normal course in 2007 prior to the closing of the merger and will generate corresponding allocations to eligible participants including executive officers. In connection with the merger, the ESOP will be terminated and its accounts fully vested. Besides receiving their previously allocated shares, all employee participants in the ESOP (including TierOne’s executive officers) will also receive a special allocation of the difference between the value of the remaining unallocated shares held in the loan suspense account as of the closing of the merger and the amount of the outstanding loan balance at that time. The actual amount of the special allocation to be made to the executive officers will depend on a variety of factors, but if (i) the merger had been consummated on May 17, 2007 and (ii) no loan repayments had been made in 2007 prior to the merger, participating executive officers would have been entitled to receive approximately the following amounts:

Value of
Special
Executive Officer	Allocation ($)

Gilbert G. Lundstrom	329,724
James A. Laphen	329,724
Eugene B. Witkowicz	280,812
Gale R. Furnas	299,497
Roger R. Ludemann	258,533
Larry L. Pfeil	256,823
Edward J. Swotek	145,125
David L. Kellogg	78,003

Supplemental Executive Retirement Plans for ESOP and 401(k).  TierOne has implemented two supplemental executive retirement plans to provide supplemental benefits to certain employees whose benefits under the ESOP and TierOne’s 401(k) profit sharing plan are reduced by limitations imposed by the Internal Revenue Code, the TierOne Corporation Employee Stock Ownership Plan Amended and Restated Supplemental Executive Retirement Plan and the TierOne Bank Savings Plan Amended and Restated Supplemental Executive Retirement Plan. Under the terms of the merger agreement, TierOne will be required to terminate the plans prior to the closing of the merger and all benefits under the plans will be accelerated and paid out in lump sum payments to the beneficiaries of TierOne employees.

As a result of the termination and acceleration of benefits under the plans, if the merger is consummated, participating executive officers will be entitled to receive approximately the following amounts (calculated assuming, solely for purposes of illustration, that the merger was consummated on May 17, 2007 and that the eligible executive officers received allocations for 2007 identical in amounts to those actually allocated for 2006):

Total
Cumulative
Executive Officer	Payment ($)

Gilbert G. Lundstrom	907,597
James A. Laphen	371,710

Deferred Compensation Plan.  TierOne currently maintains the TierOne Bank Amended and Restated Deferred Compensation Plan in which a select group of management, highly compensated employees and members of TierOne’s Board of Directors or the Board of Directors of TierOne Bank are eligible to participate. Under the plan, participants may defer amounts of base salary, incentive compensation, or director fees, as applicable. Employees who participate may also receive “phantom” employer contributions that would otherwise have been made to the participant’s ESOP or 401(k) account if they had not deferred eligible compensation as defined by those plans. Until 2006, restricted stock awards were also eligible for deferral.

The merger will constitute a “change in control” for purposes of the plan. As a result, payments will commence under the plan in connection with the merger pursuant to the individuals’ distribution timing elections. Depending on the individual participant’s form of distribution election, payment of the individual’s account will be made in one of the following forms: for executive officers, either a single lump sum payment or monthly installments paid over a period not to exceed 120 months; for directors, any of (1) a lump sum payment, (2) a life annuity, (3) a joint survivor annuity, or (4) a monthly payment of a fixed amount over a period of 240 months. If a participant fails to elect a form of payment, the deferred compensation will be paid to the participant in monthly cash payments over a period of 120 months if the participant is not a director and over 240 months if the participant is a director. The following table represents the account balances of the executive officer and director participants in the plan as of May 17, 2007 (assuming, solely for purposes of illustration, that the merger was consummated on May 17, 2007):

Executive Officer/Director	Account Balance ($)

Gilbert G. Lundstrom	1,358,833
James A. Laphen	299,673
Eugene B. Witkowicz	561,280
Gale R. Furnas	561,280
Roger R. Ludemann	561,280
Campbell R. McConnell	1,209,762
Joyce Person Pocras	102,776
Ann Lindley Spence	679,086
Charles W. Hoskins	160,269

Consultation Plan for Directors.  TierOne Bank maintains a Consultation Plan for Directors, which provides that any retiring director with ten or more years of service who agrees to provide consulting or advisory services to the Board of Directors, by entering into an appropriate consulting agreement if requested by TierOne Bank, will be entitled to receive an annual benefit equal to the average of the annual monthly board fees and yearly retainer, if any, paid to such retiring director for the last three years of service prior to his or her retirement reduced by 20% for each subsequent year so that the benefit ends after five years. An additional benefit in the same amount as paid to retired directors participating in the plan will be paid to any participant in the plan who served as chairman of the board for at least three years. Any retiring director with five or more but less than ten years of service who agrees to provide consulting or advisory services to the Board of Directors upon request, will be entitled to receive 50% of the benefit described above. In addition, during the period of Consultation Plan benefits, directors and their spouses continue to have the opportunity to participate in the welfare plan coverage for TierOne Bank employees or to receive reimbursement for premium costs of similar value. Upon a change in control, a director with less than five years of service will receive a vested right to 50% of the retirement benefits described above. In connection with the merger, Mr. Hoskins will receive the same level of annual benefits awarded to any director with five or more but less than ten years of service even though Mr. Hoskins currently has less than five years of service as a director of TierOne Bank. TierOne estimates that Mr. Hoskins will receive benefits under the plan with a present value of approximately $47,200 (assuming, solely for purposes of illustration, that the merger was consummated on May 17, 2007).

Indemnification and Insurance of TierOne’s and TierOne’s Subsidiaries’ Directors and Officers.  The directors and officers of TierOne and TierOne’s subsidiaries will also receive liability insurance coverage and indemnification promises from CapitalSource pursuant to the merger agreement. For more information, see “The Merger Agreement — Indemnification and Insurance.”

Material U.S. Federal Income Tax Consequences

The following are the material U.S. federal income tax consequences of the merger generally applicable to U.S. holders of TierOne common stock who hold the TierOne common stock as a capital asset within the meaning of Section 1221 of the Code. This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders that hold TierOne common stock through a partnership or other pass-through entity;

•	holders that hold TierOne common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	U.S. holders that have a functional currency other than the U.S. dollar;

•	holders who received their shares of TierOne common stock upon the exercise of stock options or otherwise as compensation; or

•	holders of TierOne stock options.

Moreover, this description does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction, and it does not address any federal consequences other than federal income tax consequences. This summary does not discuss the tax consequences to holders of TierOne stock options. It does not address the tax consequences of any transaction other than the merger. Holders should consult their tax advisors with respect to the application of the particular federal, state, local or foreign income or other tax consequences of the merger to their particular situation.

For purposes of this description, a U.S. holder is a beneficial owner of TierOne common stock who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or

•	(2)(a) its administration is subject to the primary supervision of a court within the United States and (b) one or more United States persons have the authority to control all of its substantial decisions.

TIERONE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

Completion of the merger is conditioned on, among other things, the receipt by CapitalSource and TierOne of tax opinions, from their respective counsels, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions and the analysis of tax consequences set forth herein are and will be based on representation letters provided by CapitalSource and TierOne to be delivered at the time of closing and on specified assumptions including (i) that the statements and facts concerning the merger set forth in the merger agreement, including representations, are true and accurate in all respects, (ii) that the merger will be completed in accordance with the merger agreement, and (iii) certain factual representations made by CapitalSource and TierOne. If any of these assumptions and representations are inaccurate, CapitalSource’s and TierOne’s respective counsels may not be able to provide the required opinions, and the tax consequences of the merger could be adversely affected and differ from those described in this proxy statement/prospectus. Neither CapitalSource nor TierOne is currently aware of any facts or circumstances that would cause any representations and warranties made by it in connection with the merger agreement to be untrue or incorrect in any material respect.

None of the opinions referred to in this description will be binding on the Internal Revenue Service or the courts, and no rulings will be sought from the Internal Revenue Service regarding the tax treatment of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions set forth in any of the opinions described herein or that a court would not sustain such a challenge.

TierOne shareholders will have the right to receive a combination of both cash and CapitalSource common stock. In addition, cash will be paid instead of issuing fractional shares of CapitalSource common stock. Assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the following material United States federal income tax consequences will result:

•	Combination of CapitalSource Common Stock and Cash. A U.S. holder will generally recognize gain (but not loss) in an amount equal to the lesser of:

•	the amount of gain realized (i.e., the excess, if any, of the sum of the cash and the fair market value of the CapitalSource common stock a U.S. holder received over its tax basis in the TierOne common stock surrendered in the merger); and

•	the amount of cash received in the merger (other than cash received instead of a fractional share of CapitalSource common stock).

For this purpose, gain must be calculated separately for each identifiable block of shares surrendered in the exchange. If a U.S. holder has different bases or holding periods in respect of shares of TierOne common stock, a U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of CapitalSource common stock received in the merger. Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period with respect to the TierOne common stock surrendered is more than one year at the effective time of the merger.

•	Tax Basis and Holding Period. The aggregate tax basis to a TierOne shareholder of the CapitalSource common stock received for shares of TierOne common stock pursuant to the merger, including any fractional share interests deemed received in the merger and exchanged for cash, will equal the TierOne shareholder’s aggregate adjusted tax basis in the shares of TierOne common stock surrendered in the merger, increased by the amount of taxable gain (excluding any gain or loss resulting from the deemed receipt and redemption of a fractional share interest described below), if any, recognized in the merger and decreased by the amount of any cash received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of CapitalSource common stock received in the merger will include the holding period for the shares of TierOne common stock surrendered in the merger.

•	Cash Received Instead of a Fractional Share. Any cash payment received instead of a fractional share of CapitalSource common stock pursuant to the merger will be treated as if such fractional shares had been issued in the merger and then redeemed by CapitalSource. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of CapitalSource. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in even a minor reduction in the stock interest of the shareholder. Whether the deemed redemption of CapitalSource common stock will result in a reduction in the U.S. holder’s deemed percentage stock ownership of CapitalSource depends on various factors that cannot be determined in advance of the closing of the merger. Provided the redemption of a fractional share of CapitalSource common stock is treated as a sale or exchange and not as a dividend, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of CapitalSource common stock as set forth above. The gain or loss generally will constitute long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations for both individuals and corporations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding currently at a rate of 28% unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a TierOne shareholder under the backup withholding rules are not an additional tax and will be allowed as a credit against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Such amounts, once withheld, are not refundable by CapitalSource or TierOne.

Reporting Requirements.  Each TierOne shareholder that receives CapitalSource common stock in the merger may be required to file a statement with the shareholder’s federal income tax return for the year in which the merger takes place setting forth the shareholder’s basis in the shares of TierOne stock surrendered, the fair market value of the shares of CapitalSource common stock received in the merger and the amount of any cash received in the merger, and will be required to retain permanent records of these facts.

The above description is not intended to constitute a complete analysis of all tax consequences to a U.S. holder relating to the merger. Tax matters are very complicated, and you should consult your own tax advisor concerning the tax consequences to you, in your particular situation, of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.

REIT Qualification of CapitalSource

CapitalSource’s tax counsel will deliver an opinion to TierOne, dated as of the effective date of the merger that, CapitalSource has been organized and operated in conformity with the requirements for qualification as a REIT under the Code for its taxable year ended December 31, 2006, and that CapitalSource’s current organization and proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for its taxable year ending December 31, 2007 and thereafter. The delivery of this opinion to TierOne is a condition to the merger. This opinion, however, will not be binding on the Internal Revenue Service or the courts. This opinion relies upon customary representations made by CapitalSource about factual matters relating to the organization and operation of CapitalSource and its subsidiaries. In addition, this opinion is based upon factual representations of CapitalSource concerning its business and assets as set forth in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus.

CapitalSource intends to continue to operate in a manner so as to qualify as a REIT following the merger, but there is no guarantee that CapitalSource will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon CapitalSource’s ability to meet, through actual annual, or, in some cases, quarterly, operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. CapitalSource’s tax counsel will not review CapitalSource’s compliance with these tests on a continuing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of CapitalSource, CapitalSource cannot guarantee that its actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular tax year. Please refer to CapitalSource’s Current Form 8-K filed February 13, 2007 and the section entitled “Material U.S. Federal Income Tax Considerations” for a discussion of the tax considerations that may be material to a holder of CapitalSource shares, including TierOne shareholders who receive CapitalSource common stock in the merger.

Regulatory Matters

Regulatory Approvals Required for the Merger

To complete the merger, CapitalSource and CapitalSource TRS must receive the approval of the Office of Thrift Supervision to become savings and loan holding companies under the Home Owners’ Loan Act and Office of Thrift Supervision regulations. In reviewing applications under the Home Owners’ Loan Act, the Office of Thrift Supervision must consider, among other factors:

•	the financial and managerial resources and future prospects of CapitalSource and TierOne Bank;

•	the effect of the acquisition on TierOne Bank;

•	any risk posed to the federal deposit insurance fund;

•	the competitive effects of the transaction; and

•	the convenience and needs of the communities to be served by TierOne Bank.

Consideration of the managerial resources of CapitalSource and TierOne Bank includes evaluation of the competence, experience, and integrity of the officers, directors and controlling shareholders of CapitalSource, CapitalSource TRS, TierOne and TierOne Bank. Under the Community Reinvestment Act, the Office of Thrift Supervision must also take into account the record of performance of TierOne Bank in meeting the credit needs of the its entire community, including low and moderate income neighborhoods, through community development activities. As part of the review process, the Office of Thrift Supervision sometimes receives comments and protests from community groups and others.

CapitalSource and CapitalSource TRS filed the application for the approval of the Office of Thrift Supervision on June 29, 2007. CapitalSource does not know of any reason why it and CapitalSource TRS would not be able to obtain the approval of the Office of Thrift Supervision in a timely manner. However, if any of the requisite regulatory approvals are not obtained, the merger cannot proceed. In addition, CapitalSource’s obligation to complete the merger is subject to the condition that regulatory approvals do not include any conditions or restrictions that would have a material adverse effect on either company, with materiality measured relative to TierOne, except for conditions generally related to obtaining approval by the Office of Thrift Supervision. There can be no assurance that CapitalSource and CapitalSource TRS will be able to obtain regulatory approval or that such approval will not have a material adverse effect on either company.

Farallon Capital Management, L.L.C., and Farallon Partners, L.L.C. (together “Farallon”) own more than 10% of CapitalSource’s outstanding common stock. Madison Dearborn Partners, LLC also currently owns more than 10% of CapitalSource’s outstanding common stock, but as a result of the stock component of the merger consideration will likely own less than 10% of CapitalSource’s outstanding common stock after consummation of the proposed transaction. As a result of Farallon’s ownership of more than 10% of CapitalSource’s outstanding common stock, Farallon is presumed to control CapitalSource under the Office of

Thrift Supervision’s regulations, and, consequently, required to register with the Office of Thrift Supervision as a savings and loan holding company unless it can rebut this presumption of control by obtaining the Office of Thrift Supervision’s acceptance of a rebuttal submission. Our expectation is that Farallon would not be willing to become a savings and loan holding company. If Farallon were to seek to rebut the presumption of control, its submission would be required to set forth the facts and circumstances which support the contention that no control relationship exists, and generally must include a written agreement between the submitter (in this case, Farallon ) and the Office of Thrift Supervision. The standard Office of Thrift Supervision rebuttal of control agreement would prohibit any intercompany transactions between CapitalSource and Farallon. Currently, CapitalSource and Farallon do engage in some intercompany transactions, such as extensions of credit from CapitalSource to Farallon portfolio companies. No assurance can be given that the Office of Thrift Supervision would accept any rebuttal filing from Farallon. The Office of Thrift Supervision’s consideration of filings by Farallon could delay its processing of CapitalSource’s application and, if matters relating to Farallon were not successfully resolved, cause the merger not to be completed.

CapitalSource and TierOne are not aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of Delaware and Wisconsin, the respective states of incorporation of CapitalSource and TierOne.

Regulatory Matters Relating to the Business of CapitalSource Following the Merger

If and when the transaction is approved by the Office of Thrift Supervision and completed, CapitalSource, like TierOne would become a savings and loan holding company. As a savings and loan holding company, CapitalSource would be required to register with the Office of Thrift Supervision and file periodic reports, and would be subject to examination by the Office of Thrift Supervision. CapitalSource would also be limited in its ability to invest in other savings and loan holding companies, and to enter into transactions with TierOne Bank.

Under the Gramm-Leach-Bliley Act, CapitalSource’s activities would also be restricted to activities that are financial in nature (including, securities brokerage, underwriting, dealing in or making a market in securities, investment management services, merchant banking, and insurance activities) and certain real estate-related activities. In addition, the Federal Reserve Board, in cooperation with the Treasury Department, may declare additional activities to be financial in nature. Except for a small amount of equity investments that exceed 5% of the voting securities in certain non-financial companies, CapitalSource believes that all of its existing activities and investments qualify as financial in nature and therefore the activities restrictions inherent in becoming a savings and loan holding company should not have a material impact on its application to acquire control of TierOne Bank. As part of its application to the Office of Thrift Supervision, CapitalSource has represented that it will divest or conform its impermissible investments within two years of consummation of the acquisition of control of TierOne Bank.

In addition to regulation of CapitalSource and CapitalSource TRS as savings and loan holding companies, federal savings banks such as TierOne Bank are subject to extensive regulation of their activities and investments, their capitalization, their risk management policies and procedures, and their relationship with affiliated companies. In addition, the Office of Thrift Supervision may require prior approval of any future material changes to TierOne Bank’s business plans.

TierOne Bank is currently, and following its acquisition by CapitalSource would remain, subject to the Community Reinvestment Act. Under the Community Reinvestment Act, TierOne Bank must help meet the credit needs of the communities it serves, including low- and moderate-income segments of the community. The Community Reinvestment Act requires that the Office of Thrift Supervision take into account a federal savings bank’s record of serving its community in connection with obtaining regulatory approvals. In addition, the Office of Thrift Supervision periodically assess a federal savings bank’s record by conducting examinations that result in a Community Reinvestment Act rating. The Community Reinvestment Act does not apply to firms that are not insured depository institutions, or to affiliates of an insured depository institution. TierOne Bank has received a “satisfactory” Community Reinvestment Act rating.

General.  TierOne Bank will be subject to specific capital rules and if its capital falls below a certain level, the Office of Thrift Supervision will be required to take prompt corrective actions and may take other action, including the imposition of limits on dividends or activities, and the Office of Thrift Supervision could direct CapitalSource to divest the subsidiary. TierOne will also be subject to limits on capital distributions, including payment of dividends to CapitalSource and on transactions with affiliates. In addition, an array of fair lending, and other consumer protection laws and regulations will continue to apply to TierOne Bank. Because TierOne Bank is a federal savings bank, the Office of Thrift Supervision and the Federal Deposit Insurance Corporation will have broad enforcement authority over TierOne Bank, CapitalSource, their directors, officers, and principal stockholders, including the power to:

•	terminate deposit insurance;

•	appoint a conservator or receiver if any of a number of conditions exist; and

•	impose substantial fines and other civil penalties.

Almost every aspect of the operations and financial condition of TierOne Bank are subject to extensive regulation and supervision and to various requirements and restrictions under federal law, including requirements governing:

•	capital adequacy;

•	management practices;

•	liquidity;

•	branching;

•	earnings;

•	loans;

•	dividends;

•	investments;

•	reserves against deposits; and

•	the provision of services.

The deposits of TierOne Bank are insured up to applicable limits by the Federal Deposit Insurance Corporation. Supervision and regulation of savings and loan holding companies and their subsidiaries is intended primarily for the protection of depositors, the Federal Deposit Insurance Corporation’s Deposit Insurance Fund and the banking system as a whole, not for the protection of savings and loan holding company stockholders or creditors.

Payment of Dividends.  CapitalSource is, and following the merger it will continue to be, a legal entity separate and distinct from TierOne Bank. There are various legal and regulatory limitations under federal law on the extent to which banking subsidiaries can finance or otherwise supply funds to their holding companies.

Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be “undercapitalized,” as determined by the Office of Thrift Supervision; the proposed dividend raises safety and soundness concerns; or the dividend would violate any statute, regulation, agreement between the federal savings bank and the Office of Thrift Supervision or condition imposed on the federal savings bank by the Office of Thrift Supervision. The Office of Thrift Supervision has the authority to prohibit a federal savings bank or a savings and loan holding company from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends by TierOne Bank could, depending upon the financial condition of TierOne Bank, be deemed to constitute such an unsafe or unsound practice. Such a determination by the Office of Thrift Supervision prohibiting CapitalSource from paying dividends could materially affect CapitalSource’s status as a REIT. To mitigate this possible effect TierOne Bank will be a subsidiary of CapitalSource’s taxable REIT subsidiary, which has the flexibility to retain its earnings and infuse capital into TierOne Bank if required.

Transactions with Related Parties.  Federal law limits the authority of TierOne Bank to lend to, and engage in certain other transactions (collectively, “covered transactions”) with “affiliates” (e.g., any company that controls or is under common control with a federal savings bank, including CapitalSource, and its non-bank subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the federal savings bank. The aggregate amount of covered transactions with all affiliates is limited to 20% of the federal savings bank’s capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates for making loans is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the federal savings bank as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, federal savings banks are prohibited from lending to any affiliate that is engaged in activities that are not permissible for savings and loan holding companies, and no federal savings bank may purchase the securities of any affiliate other than a subsidiary. Transactions between sister insured depository institutions that are 80% or more owned by the same holding company are exempt from the quantitative limits and collateral requirements.

Prompt Corrective Action.  Under the Federal Deposit Insurance Corporation Improvement Act of 1991, the federal banking agencies must take prompt supervisory and regulatory actions against undercapitalized depository institutions. Depository institutions are assigned one of five capital categories:

•	well capitalized;

•	adequately capitalized;

•	undercapitalized;

•	significantly undercapitalized; and

•	critically undercapitalized.

Each capital category is subject to differing regulation. A well capitalized, adequately capitalized or undercapitalized federal savings bank may sometimes be treated as if the federal savings bank were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the federal savings bank would thereafter be undercapitalized. Adequately capitalized federal savings banks cannot accept, renew or roll over brokered deposits except with a waiver from the Federal Deposit Insurance Corporation and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized federal savings banks may not accept, renew or roll over brokered deposits.

The Office of Thrift Supervision is permitted or, sometimes, required to take actions with respect to federal savings banks falling within one of the three undercapitalized categories. Depending on the level of a federal savings bank’s capital, the agency’s corrective powers include, among other things:

•	prohibiting the payment of principal and interest on subordinated debt;

•	prohibiting the holding company from making distributions without prior regulatory approval

•	placing limits on asset growth and restrictions on activities;

•	placing additional restrictions on transactions with affiliates;

•	restricting the interest rate the federal savings bank may pay on deposits;

•	prohibiting the federal savings bank from accepting deposits from correspondent banks; and

•	in the most severe cases, appointing a conservator or receiver for the federal savings bank.

A federal savings bank that is undercapitalized is required to submit a capital restoration plan, and this plan will not be accepted unless, among other things, the federal savings bank’s holding company guarantees the plan up to a specified amount. The failure to submit such a guaranteed capital plan may result in the seizure of the federal savings bank by the Federal Deposit Insurance Corporation. As of June 30, 2007, TierOne Bank exceeded the required capital ratios for classification as “well capitalized.”

CapitalSource Board of Directors After the Merger

CapitalSource expects to appoint Mr. Lundstrom to the CapitalSource board of directors following the merger.

TierOne Bank Headquarters and Board of Directors After the Merger

Pursuant to the merger agreement, TierOne Bank’s headquarters and executive offices will remain in Lincoln, Nebraska for at least one year following the merger, and the current directors of TierOne Bank are expected to serve in that capacity for six months following the merger.

Accounting Treatment

CapitalSource will account for the merger as a business combination in which CapitalSource acquires net assets that constitute a business pursuant to SFAS No. 141. In this regard, CapitalSource will recognize all assets acquired and liabilities assumed at fair value. The excess of the purchase price of the acquisition over the net value of the amounts assigned to assets acquired and liabilities assumed will be recognized as goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and, to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by CapitalSource in connection with the merger will be amortized to expense as appropriate. The financial statements of CapitalSource issued after the merger will reflect the results attributable to the acquired operations of TierOne beginning on the date of completion of the merger.

Stock Exchange Listing

As a condition to the merger, CapitalSource will list on the New York Stock Exchange the shares of CapitalSource common stock issuable in connection with the merger. If the merger is completed, TierOne will delist its shares from the NASDAQ Global Select Market.

THE MERGER AGREEMENT

The summary of the material terms of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement/prospectus.

Structure and Effective Time of the Merger

Structure of the Merger

The merger agreement provides that TierOne, the holding company of TierOne Bank, will merge with and into CapitalSource TRS, a wholly owned subsidiary of CapitalSource. CapitalSource TRS will be the surviving entity and the separate legal existence of TierOne will cease. TierOne Bank will become a subsidiary of CapitalSource TRS. The effectiveness of the merger will not affect the separate existence of any subsidiaries of CapitalSource or TierOne.

Following the merger, CapitalSource TRS will continue its existence and will succeed to and assume all of TierOne’s property, rights, privileges, powers and franchises.

Effective Time of the Merger

CapitalSource TRS and TierOne will execute and file articles of merger with the Department of Financial Institutions of the State of Wisconsin and will execute and file a certificate of merger with the Secretary of the State of Delaware on or before the anticipated closing date. The merger will become effective upon the date and time specified in the articles of merger and certificate of merger. The term “Effective Time” means the date and time when the merger becomes effective.

We expect to complete the merger in the fourth quarter of 2007. However, we cannot assure you when, or if, all of the conditions to completion of the merger will be satisfied or waived. Completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurance as to whether, or when, CapitalSource, CapitalSource TRS, TierOne and TierOne Bank will be able to obtain the required approvals or complete the merger.

Organizational Documents

The certificate of incorporation and bylaws of CapitalSource TRS, as in effect immediately prior to the Effective Time, will remain in effect after completion of the merger until amended in accordance with each respective document and as provided by applicable law.

TierOne Bank Headquarters, Directors and Officers

Upon completion of the merger, the directors and officers of CapitalSource TRS in office immediately prior to the Effective Time will remain in their respective offices until their respective successors are duly elected or appointed and qualified in accordance with applicable law. CapitalSource has agreed that it will take such actions as may be required to appoint an individual mutually agreed upon with TierOne, expected to be Gilbert Lundstrom, to its board of directors as of the Effective Time and, if necessary, to increase the size of the CapitalSource board of directors to permit this appointment. CapitalSource has further agreed that for at least one year subsequent to the Effective Time, TierOne Bank’s headquarters and executive offices will remain in Lincoln, Nebraska and that each director of TierOne Bank at the Effective Time will continue to serve as a director for six months commencing at the Effective Time. TierOne Bank’s bylaws will be amended to allow such service.

Consideration To Be Received in the Merger

If the merger is completed, you will receive for each share of TierOne common stock that you own at the Effective Time:

•	$6.80 in cash; plus

•	0.675 shares of CapitalSource common stock; plus

•	If the CapitalSource closing price is:

a)	less than or equal to $25.1852, then 0.405 shares of CapitalSource common stock; or

b)	greater than $25.1852, then you can elect to receive either $10.20 in cash or $10.20 of CapitalSource common stock.

Whether a TierOne shareholder elects to receive cash or stock, the value of the consideration that such shareholder will receive is intended to be substantially the same, based on the average CapitalSource closing price used to calculate the merger consideration. A chart showing the values of the merger consideration at various hypothetical CapitalSource closing prices is provided in “Summary — What You Will Receive in the Merger.”

CapitalSource will mail the form of election to TierOne shareholders at least 20 business days before the anticipated election deadline, as described more fully below under “— Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration — Form of Election.” You must return your properly completed and signed form of election to the exchange agent prior to the election deadline. If you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, then you will receive CapitalSource stock in respect of the third component of the merger consideration.

If you are a TierOne shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of TierOne common stock into the right to receive the merger consideration will occur automatically at the Effective Time. As soon as reasonably practicable after the Effective Time, the exchange agent will exchange certificates representing shares of TierOne common stock for the merger consideration to be received in the merger pursuant to the terms of the merger agreement. American Stock Transfer & Trust Company will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election

TierOne shareholders will be mailed a form of election, which CapitalSource will make available at least 20 business days prior to the election deadline, to permit each TierOne shareholder to exercise such holder’s right to make an election prior to the election deadline. You will receive the form of election if you remain a shareholder of record as of the record date to be set by TierOne for this purpose. TierOne expects this record date to be set for a date approximately 30 business days prior to the election deadline. Each form of election will allow you to make cash or stock elections in respect of the third component of the merger consideration. Your election will only be applicable if the CapitalSource closing price exceeds $25.1852 per share. If the CapitalSource closing price is equal to or less than $25.1852 per share, you will receive CapitalSource common stock in respect of the third component of the merger consideration, regardless of any election you may have made.

Unless otherwise agreed to in advance by CapitalSource and TierOne, the election deadline will be 5:00 p.m., eastern time, on the date that CapitalSource and TierOne agree is as near as practicable to five business days prior to the expected closing date of the merger. CapitalSource and TierOne will issue a press release announcing the date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline.

If you wish to elect the type of consideration you will receive as the third component of the merger consideration, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of TierOne common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of TierOne common stock.

To make a valid election, each TierOne shareholder must submit a properly completed and signed form of election, accompanied by stock certificates (or book-entry transfer of uncertificated shares) representing all shares of TierOne common stock covered by the form of election, so that such form and stock certificates are actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. If you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, you may revoke or change an election by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. You also may revoke an election by withdrawing such shareholder’s certificates or guarantees of delivery previously deposited with the exchange agent. If you revoke your election, or the merger agreement is terminated, and you have delivered certificates to the exchange agent, the exchange agent will promptly return those certificates to you via first-class mail or, in the case of shares of TierOne common stock tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, or “DTC,” by crediting to an account you maintain within DTC promptly following the termination of the merger or revocation of the election. You will not be entitled to revoke or change your election following the election deadline.

Shares of TierOne common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If CapitalSource determines that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal only to those persons who were TierOne shareholders at the Effective Time and who have not previously submitted a form of election and properly surrendered shares of TierOne common stock to the exchange agent. Accompanying the letter of transmittal will be instructions on how to surrender certificates representing shares of TierOne common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for TierOne common stock has been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the consideration properly payable under the merger agreement if the holder of the certificate makes an affidavit as to the loss, theft or destruction of the certificate and pays a bond and administrative fee. CapitalSource may also require the owner of the lost, stolen or destroyed certificate to agree to deliver an indemnification agreement or bond with respect to the certificate.

Withholding

Each of CapitalSource, CapitalSource TRS and the exchange agent will be entitled to deduct and withhold from the merger consideration or dividends or distributions payable to any TierOne shareholder any amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If any amounts are withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until TierOne common stock certificates are surrendered for exchange, any dividends or other distributions declared after the Effective Time with respect to CapitalSource common stock into which shares of TierOne common stock may have been converted will accrue but will not be paid. CapitalSource will pay to former TierOne shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their TierOne stock certificates.

Prior to the Effective Time, TierOne and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends at a rate not to exceed $0.08 per share on TierOne common stock with record dates and payment dates consistent with the prior year;

•	dividends paid by any of the subsidiaries of TierOne to TierOne or to any of its wholly owned subsidiaries; and

•	any share acquisition or withholding upon the exercise of TierOne stock options or upon the vesting of any plan shares under the TierOne Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement.

Treatment of Stock Options and Other Equity Awards

Stock Options

At the Effective Time, each outstanding and unexercised option, whether vested or unvested, to purchase TierOne common stock will be converted into the right to receive an amount of cash equal to the product of:

•	the total number of shares of TierOne common stock subject to such option; and

•	the excess, if any, of the Option Cash Out Amount, as defined below, over the exercise price per share of TierOne common stock subject to such TierOne option, less any amounts required to be withheld for tax purposes.

The “Option Cash Out Amount” is the sum of:

•	$6.80,

•	the product of (a) 0.675 and (b) the CapitalSource closing price, and

•	if the CapitalSource closing price is less than or equal to $25.1852, then the product of 0.405 and the CapitalSource closing price, or, if the CapitalSource closing price is more than $25.1852, then $10.20.

Listed in the table below are illustrative examples of the consideration that you would be entitled to receive based on various hypothetical closing prices of CapitalSource common stock if you have an option to purchase 100 shares of TierOne common stock at $22.00 per share:

Hypothetical Closing Prices of	Aggregate Value of
CapitalSource Common Stock	Merger Consideration

$23.00	$964.00
$24.00	$1,072.00
$25.00	$1,180.00
$26.00	$1,255.00
$27.00	$1,322.50

Other Equity Awards

Each TierOne plan share awarded under TierOne’s Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement will be deemed vested and earned, and be distributed in the form of a share of TierOne common stock and, at the Effective Time, be converted into the right to receive the merger consideration. Each TierOne deferred stock unit will be settled in a share of TierOne common stock and, at the Effective Time, be converted into the right to receive the merger consideration. Holders receiving TierOne common stock upon vesting of these plan shares and settlement of deferred stock units will be required to accept CapitalSource common stock in respect of the third component of the merger consideration.

Employee Benefit Plans and Retention Plan

Following the Effective Time, CapitalSource has agreed to provide employees of TierOne and its subsidiaries with employee benefit plans, programs and arrangements comparable in the aggregate to those provided to similarly situated employees of CapitalSource and its subsidiaries or to continue to provide them with benefits under TierOne’s existing benefit plans (other than its Amended and Restated 2003 Stock Option Plan, its Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement or its Employee Stock Ownership Plan (its “ESOP”)) as they may be amended, terminated or suspended in accordance with their terms.

CapitalSource has agreed to provide all TierOne covered employees with service credit for purposes of eligibility and vesting under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by CapitalSource or any of its subsidiaries in which covered TierOne employees are eligible to participate, for all actual periods of employment with TierOne or any of its subsidiaries prior to completion of the merger (with certain exceptions). In addition, CapitalSource has agreed to cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare, medical, health, dental or disability benefit plans of CapitalSource or any of its subsidiaries to be waived with respect to the covered employees and their eligible dependents, subject to certain conditions being met, and has agreed to give credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums for the plan year in which the completion of the merger occurs or in which the employee commences participation in plans of CapitalSource or its subsidiaries.

TierOne will terminate its ESOP at the Effective Time. Subject to payment of the outstanding loan made by TierOne to the ESOP, all shares of TierOne common stock held by the ESOP will be eligible to receive the merger consideration, provided that the ESOP trustee will not be eligible to make an election of the form of the third component of the merger consideration. As soon as practicable following the Effective Time, the ESOP trustee will sell a sufficient number of shares of CapitalSource common stock received in payment of the merger consideration to repay the loan made by TierOne to the ESOP, in compliance with all applicable securities laws. TierOne has filed a request for a determination letter from the IRS regarding the continued qualified status of the ESOP upon its termination, and has agreed to use its reasonable best efforts to obtain such favorable determination letter, including but not limited to making such changes to the ESOP and the proposed allocation described below as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the later of the Effective Time or the receipt of the favorable determination letter from the IRS, TierOne and the ESOP trustee shall cause (1) any shares of CapitalSource common stock and cash remaining in the ESOP suspense account after the repayment of the ESOP loan to be allocated to the accounts of the ESOP participants and their beneficiaries who have account balances in the ESOP in accordance with the applicable provisions of the ESOP, and (2) the account balances of all ESOP participants and their beneficiaries to be either distributed in a lump sum or transferred in accordance with the Internal Revenue Code. TierOne also will terminate its Savings Plan, its Amended and Restated Supplemental Executive Retirement Plan for the ESOP and its Amended and Restated Supplemental Executive Retirement Plan for the Savings Plan prior to the Effective Time.

Indemnification and Insurance

The merger agreement requires CapitalSource to cause CapitalSource TRS to maintain in effect for six years after completion of the merger, the current rights of TierOne directors, officers and employees to indemnification under TierOne’s or any TierOne subsidiary’s charter documents or indemnification agreements. The merger agreement also provides that, upon completion of the merger, CapitalSource will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of TierOne and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable law.

The merger agreement provides that CapitalSource will, for a period of six years after completion of the merger, cause the officers and directors of TierOne and its subsidiaries to be covered by TierOne’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the Effective Time, although CapitalSource will not be required to expend more than 250% per year of coverage of the amount currently expended by TierOne per year of coverage.

Representations and Warranties

The merger agreement contains generally customary representations and warranties of CapitalSource and TierOne relating to their respective businesses, which must be true and correct in order for the party to which such representations and warranties are made to be obligated to complete the merger. With the exception of certain representations that must be true and correct except to a de minimis extent, true and correct in all material respects or true and correct in all respects, no representation or warranty will be deemed untrue or incorrect for these purposes as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representation or warranty of the company making the representation or warranty, has had or is reasonably likely to have a material adverse effect on the business, results of operations, financial condition or ability to timely consummate the transactions contemplated by the merger agreement of the company making the representation or warranty or any of its subsidiaries. In determining whether a material adverse effect has occurred or is reasonably like to occur with respect to a party’s business, results of operations or financial condition, the parties will disregard any effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable to similarly situated depositary institutions and their holding companies generally, (2) changes in laws, rules or regulations of general applicability to similarly situated depositary institutions or the interpretations of these laws, rules or regulations by courts or governmental entities, (3) changes in global or national political conditions or in general national or global economic or market conditions affecting similarly situated depositary institutions or their holding companies generally except to the extent that such changes have a disproportionate adverse effect on such party, (4) public disclosure of the merger agreement, (5) actions or omissions of a party to the merger agreement taken with the prior written consent of the other parties to the merger agreement or to the extent required by the merger agreement or (6) fees and expenses of professional advisors, other than investment bankers or other brokers or finders, with certain exceptions, incurred in connection with the negotiation and performance of the merger agreement and the consummation of the transactions contemplated by it. The representations and warranties of each of CapitalSource and TierOne have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Each of CapitalSource and TierOne has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory reports, and the absence of investigations by regulatory agencies;

•	financial statements;

•	the absence of undisclosed liabilities;

•	adequacy of their internal controls over financial reporting, systems and related procedures, including disclosure controls and procedures;

•	brokers’ fees payable in connection with the merger;

•	the absence of material adverse effects;

•	legal proceedings;

•	tax matters;

•	risk management instruments;

•	accuracy of their reports filed with the SEC;

•	agreements with regulatory agencies;

•	compliance with applicable laws;

•	environmental liabilities;

•	tax treatment of the merger;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents; and

•	employee benefit matters.

In addition, TierOne has made other representations and warranties about itself to CapitalSource as to:

•	employee matters, compensation and severance benefits;

•	matters relating to certain contracts;

•	the absence of certain changes to the TierOne business since December 31, 2006;

•	real property matters;

•	its investment securities portfolio;

•	receipt of the fairness opinion of TierOne’s financial advisor, Sandler O’Neill;

•	insurance matters;

•	intellectual property matters;

•	its loan and mortgage portfolios; and

•	the inapplicability of state takeover laws.

Conditions to Completion of the Merger

CapitalSource’s and TierOne’s respective obligations to complete the merger are subject to the fulfillment or waiver of mutual conditions set forth in the merger agreement, including:

•	the approval and adoption of the merger agreement by the holders of a majority of the outstanding common stock shares of TierOne;

•	the authorization for listing on the New York Stock Exchange of the shares of CapitalSource common stock to be received by TierOne shareholders in the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part; and

•	the absence of any order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the completion of the merger.

Each of CapitalSource’s and TierOne’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	subject to specified materiality standards, the representations and warranties made by the other company (or its subsidiary) in the merger agreement must be true and correct;

•	the other company must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the completion of the merger;

•	the receipt of all requisite regulatory approvals (which must remain in full force and effect through the completion of the merger) and expiration of all statutory waiting periods in respect thereof; and

•	the receipt of an opinion of counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

CapitalSource’s obligation to complete the merger is further subject to the condition that regulatory approvals do not include any conditions or restrictions that would have a material adverse effect on either company, with materiality measured relative to TierOne, except for conditions generally related to obtaining approval by the Office of Thrift Supervision. TierOne’s obligation to complete the merger is further subject to its receipt of an opinion from CapitalSource’s counsel opining that CapitalSource qualifies as a REIT.

No assurance can be provided whether, or when, all of the conditions to the merger will be satisfied or waived.

Conduct of Business Prior to Completion of the Merger

With limited exceptions, TierOne has agreed that, until completion of the merger, it will (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including retaining the services of key officers and employees) and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay its ability to obtain any necessary regulatory approvals, perform its covenants or consummate the transaction.

In addition, TierOne and its subsidiaries further agreed not to take certain extraordinary actions without the prior written consent of CapitalSource, including:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, its capital stock (other than dividends and distributions by a direct or indirect subsidiary of TierOne to TierOne or to any direct or indirect wholly owned subsidiary of TierOne and other than regular quarterly cash dividends, not to exceed $0.08 per share, on TierOne common stock with record dates and payment dates consistent with the prior year);

•	except in certain cases, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities;

•	with certain exceptions, purchase, redeem or otherwise acquire any shares of capital stock or other securities of TierOne or any of its subsidiaries;

•	with certain exceptions, issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities, or any convertible securities, including stock options and any other stock-based equity awards;

•	amend its articles of incorporation, by-laws or other organizational documents;

•	acquire or agree to acquire any business or any assets except in the ordinary course of business;

•	open, close, sell or acquire any branches of TierOne Bank;

•	sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity or cancel, release or assign any amount of material indebtedness to any such person or any claims held by any such person, other than in the ordinary course of business consistent with past practice;

•	except for short-term borrowings incurred in the ordinary course of business consistent with past practice under TierOne’s credit agreements and other borrowings not to exceed $5 million, incur any debt or, other than in the ordinary course of business, make any loans or advances;

•	change in any material respect its accounting methods, principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, except as required by changes in U.S. generally accepted accounting principles or regulatory accounting principles;

•	enter into any new line of business or change in any material respect or make any exceptions to its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable law, regulation or policies imposed by any governmental entity;

•	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any tax accounting method (except as required by law), file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes;

•	enter into, renew or terminate, or make any payment not then required or waive any material provision under any agreement, contract or obligation, other than in the ordinary course of business, consistent with past practice;

•	enter into or renew any agreement, contract or other obligation that:

•	purports to limit or restrict the ability of TierOne Bank to solicit customers or conduct its business following the Effective Time;

•	grants any right of first refusal or right of first offer or otherwise purports to limit the ability of TierOne to own, operate, sell, transfer, pledge or otherwise dispose of its assets or business;

•	calls for aggregate annual payments in excess of $250,000 and is not terminable on 60 days or less notice without prepayment fees or penalties;

•	involves the lease of real property, other than renewals of existing leases in the ordinary course of business; or

•	relates to any joint venture, alliance or partnership agreement;

•	except in accordance with TierOne’s capital budget, incur any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;

•	with certain exceptions increase the wages, salaries, benefits, equity compensation or incentive compensation or incentive compensation opportunities of any TierOne director, employee or consultant,

except that employees other than the TierOne CEO, CFO and COO may receive normal increases in annual base salary in the ordinary course of business consistent with past practice, not to exceed 4% per year;

•	increase, or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights, including equity or other incentive awards, of any TierOne director, employee or consultant, or make any payment to any such person to which such person is not entitled;

•	establish or adopt any new employee benefit or compensation plan, program, commitment or agreement, or amend, suspend or terminate any current TierOne benefit plan or employment agreement;

•	modify the terms of any TierOne stock option, plan share, deferred stock unit or other equity-based award;

•	make any discretionary payment to, or accelerate the funding of, any trust or other funding vehicle or other TierOne employee benefit plan or employment agreement;

•	establish, adopt or enter into any collective bargaining agreement;

•	hire, terminate or change the employment status of any:

•	TierOne executive officer;

•	senior executive officer of TierOne Bank; or

•	any employee of TierOne or TierOne Bank who is a party to a change of control or severance agreement;

•	take any action that would result in the holder of any change of control or similar agreement having “good reason” to terminate employment and collect severance from TierOne;

•	pay any severance to any TierOne director, employee or consultant, other than in accordance with agreements in effect on the date of the merger agreement;

•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any TierOne employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, in each case except as may be required by U.S. generally accepted accounting principles or applicable law;

•	agree or consent to any material agreement or material modifications of existing agreements with any governmental entity in respect of the operations of its business, except as required by law;

•	pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $100,000 individually or $1,000,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

•	issue any broadly distributed communication of a general nature to employees or customers without the prior approval of CapitalSource, except for communications in the ordinary course of business that do not relate to the merger or communications required by law;

•	make any material investment for its own account either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

•	except after prior consultation with CapitalSource, and except for changes required by TierOne Bank’s traditional conduits for the sale of non-conventional loans, (a) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; (b) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk or (c) materially alter its methods or policies of underwriting, pricing, originating, warehousing, selling and servicing, or buying or selling rights to service loans;

•	take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that is intended or is reasonably likely to result in any of TierOne’s representations or warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law;

•	either (a) directly or indirectly acquire any equity interest in any operator or manager of a “health care facility” or “lodging facility,” each within the meaning of Section 856(l) of the Internal Revenue Code or (b) directly or indirectly engage in or become obligated to engage directly or indirectly in, any activity, that could, in the reasonable judgment of CapitalSource, be considered to constitute the operation or management of a lodging facility or health care facility within the meaning of Section 856(l) of the Internal Revenue Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.

With limited exceptions, CapitalSource has agreed that, until completion of the merger, without the prior written consent of TierOne, it will not:

•	amend its governing documents, except as would not materially and adversely affect the ability of CapitalSource or TierOne to consummate the transactions contemplated by the merger agreement;

•	take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary regulatory or governmental approvals required for the consummation of the transactions contemplated by the merger agreement;

•	take any action that is intended or is reasonably likely to result in any of CapitalSource’s representations or warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law;

•	enter into an agreement to acquire a U.S. federally insured depository institution or holding company thereof;

•	enter into an agreement to acquire a European depository institution or holding company thereof, if any such agreement or acquisition would materially impede or delay the ability of the parties to obtain any necessary regulatory or governmental approvals required for the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.

The merger agreement also contains mutual covenants relating to cooperation in the preparation of SEC and regulatory filings, public announcements, access to books and records, confidentiality, exchange listings, regulatory applications, indemnification, benefit plans and notification to the other party of certain matters reasonably likely to result in a material breach of any of the representations, warranties, covenants or agreements contained in the merger agreement.

CapitalSource and TierOne have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, including to obtain consents of third parties, so as to permit completion of the merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated by the merger agreement.

No Solicitation of Alternative Transactions

TierOne has agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	solicit, initiate, encourage or facilitate (including by furnishing information), or take any other action designed to facilitate, any “Acquisition Proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “Alternative Transaction” (as defined below).

However, prior to the TierOne special meeting, TierOne may consider and participate in discussions with respect to an Acquisition Proposal if:

•	it has first entered into a confidentiality agreement with the party proposing the Acquisition Proposal on terms substantially similar to, and no less favorable to TierOne than, the confidentiality agreement with CapitalSource; and

•	the TierOne board of directors reasonably determines in good faith after consultation with outside legal counsel, that failure to do so would cause it to violate its fiduciary duties.

In addition, the TierOne board of directors may, prior to the TierOne special meeting, approve or recommend, or enter into a definitive agreement with respect to, an unsolicited, bona fide, written Acquisition Proposal submitted to TierOne after the date of the merger agreement with CapitalSource if:

•	TierOne has otherwise complied with its non-solicitation obligations under the merger agreement;

•	the TierOne board of directors determines that the Acquisition Proposal is reasonably likely to constitute a “Superior Proposal” (as defined below);

•	the TierOne board provides CapitalSource with notice of such determination and for three business days thereafter negotiates in good faith with CapitalSource to modify the existing agreement;

•	notwithstanding these negotiations, the TierOne board determines at the expiration of this period that the Acquisition Proposal continues to constitute a Superior Proposal and that failure to take action with respect to such proposal would be a violation of its fiduciary duties;

•	not later than the earlier of the approval or recommendation of, or entering into an agreement with respect to such Superior Proposal, the TierOne Board terminates the merger agreement and pays the termination fee described below.

TierOne has agreed to:

•	notify CapitalSource promptly (but in no event later than 24 hours) after it receives any Acquisition Proposal, or any material change to any Acquisition Proposal, or certain requests for nonpublic information relating to TierOne or any of its subsidiaries, and to provide CapitalSource with relevant information regarding the Acquisition Proposal or request;

•	keep CapitalSource fully informed, on a current basis, of any material changes in the status and terms of any such Acquisition Proposal; and

•	cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than CapitalSource who have been furnished with confidential information in connection with an Acquisition Proposal within 12 months prior to the date of the merger agreement to return or destroy such information.

As used in the merger agreement, “Acquisition Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving TierOne or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•	a transaction pursuant to which any person or group other than CapitalSource or its affiliates, directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of TierOne common stock or outstanding voting power or of any new series or class of preferred stock that would be entitled to a class or series vote with respect to a merger of TierOne or any of its subsidiaries, whether from TierOne or any of its subsidiaries or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving TierOne or any of its subsidiaries (other than the merger with CapitalSource);

•	any transaction pursuant to which any person or group other than CapitalSource or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of TierOne and securities of the entity surviving any merger or business combination, including any of TierOne’s subsidiaries) of TierOne, or any of its subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of TierOne and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving TierOne or any of its subsidiaries, other than the transactions contemplated by the merger agreement as a result of which the holders of shares of TierOne common stock immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of TierOne common stock immediately prior to the consummation thereof.

As used in the merger agreement, “Superior Proposal” means an unsolicited, bona fide, written, fully-financed (which, for the purposes of the merger agreement, means the receipt of a commitment letter from a reputable person capable of financing the transaction, subject only to normal and customary exceptions), proposal made by any person to acquire all of the issued and outstanding shares of TierOne common stock pursuant to a tender or exchange offer or a merger or to acquire all or substantially all of the properties and assets of TierOne on terms and conditions that the board of directors of TierOne concludes in good faith (after receiving the advice of its outside counsel and its financial advisors and taking into account all of the terms and conditions of such proposal, including all legal, financial, regulatory, and other aspects of such proposal, the form of consideration, the uncertainties associated with the valuation of any consideration other than cash and the risks associated with the form of consideration and any expense reimbursement provisions, termination fees and conditions associated with such proposal) is more favorable to the TierOne shareholders from a financial point of view than the transactions contemplated by the merger with CapitalSource (including, to the extent applicable, any proposal or offer by CapitalSource for an adjustment to the terms and conditions of the merger agreement), and is reasonably likely to be consummated.

Pre-closing Transactions

TierOne has agreed that, prior to the Effective Time, at the request of CapitalSource, it will dispose of any of its assets or terminate any of its obligations to engage in any activities that, if held or engaged in as of the Effective Time or any time thereafter would either:

•	prevent CapitalSource TRS from being able to qualify as a “taxable REIT subsidiary” of CapitalSource within the meaning of Section 856(l) of the Internal Revenue Code as of the Effective Time or any date thereafter, or

•	adversely affect the ability of CapitalSource to qualify as a REIT for its taxable year beginning January 1, 2007 or future taxable years.

TierOne will not be required to take any such action if, in the opinion of its counsel, such action, individually or taken together with any other similar action requested by CapitalSource or otherwise contemplated by the merger agreement, would:

•	materially jeopardize the qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code, the status of TierOne as a unitary savings and loan holding company or the status of TierOne Bank as a federally chartered savings association; or

•	be in contravention of applicable law, the organizational documents of TierOne or any of its subsidiaries or any material contract of TierOne.

Termination of the Merger Agreement

The merger agreement can be terminated by mutual consent and by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and non-appealable);

•	if a governmental authority of competent jurisdiction issues a final and non-appealable order prohibiting the completion of the merger;

•	if the merger has not been completed by February 17, 2008, unless the failure to complete the merger by that date is due to the terminating party’s actions in violation of the merger agreement;

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach); or

•	if TierOne’s shareholders fail to approve the merger at the special meeting, provided that the right of TierOne to terminate the merger agreement for this reason will not be available to it if it has failed to comply in all material respects with its obligations to obtain all regulatory approvals, call and hold the TierOne special meeting and comply with its non-solicitation covenants under the merger agreement.

In addition, CapitalSource can terminate the merger agreement if:

•	TierOne’s board of directors, in a manner adverse to CapitalSource, withdraws, modifies or qualifies, or proposes to withdraw, modify or qualify its recommendation of the merger agreement and the merger to TierOne’s shareholders or recommends an Alternative Transaction, or resolves to take any of these actions;

•	TierOne knowingly breaches in any material respect its obligation (1) to call and hold a shareholder meeting to consider the merger agreement, or (2) not to solicit competing Acquisition Proposals;

•	CapitalSource enters into a definitive agreement providing for any of the following, and CapitalSource pays to TierOne a $40 million reverse termination fee:

•	a transaction pursuant to which any person or group, directly or indirectly, acquires or would acquire more than 50% of the outstanding shares of CapitalSource common stock or outstanding voting power or of any new series or class of preferred stock that would be entitled to a class or series vote with respect to a merger of CapitalSource or any of its subsidiaries, whether from CapitalSource or any of its subsidiaries or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving CapitalSource or any of its subsidiaries;

•	any transaction pursuant to which any person or group acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of CapitalSource and securities of the entity surviving any merger or business combination, including any of CapitalSource’s subsidiaries) of CapitalSource, or any of its subsidiaries representing more than 50% of the fair market value of all the assets, net revenues or net income of CapitalSource and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving CapitalSource or any of its subsidiaries, as a result of which the holders of shares of CapitalSource common stock immediately prior to such transactions do not, in the aggregate, own at least 50% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of CapitalSource common stock immediately prior to the consummation thereof; or

•	the CapitalSource closing price on the date on which the last required government approval is obtained is less than $20, and CapitalSource pays to TierOne a $40 million reverse termination fee.

TierOne can terminate the merger agreement if:

•	TierOne’s board of directors approves or recommends, or TierOne enters into a definitive agreement with respect to, a “Superior Proposal,” and TierOne has not breached its non-solicit obligations and pays the termination fee described below; or

•	on the date when the last required government approval is obtained, (1) the ten-day average closing price of CapitalSource common stock prior to such date is less than $21.98, a price more than 15% below the CapitalSource closing price of $25.86 on the date the merger agreement was signed and (2) the CapitalSource stock price has underperformed the S&P 500 Financial Sector Index by more than 15% since the date the merger agreement was signed, unless CapitalSource and TierOne mutually agree to make an appropriate adjustment to the consideration.

Effect of Termination.  If the merger agreement is terminated and the merger abandoned, there will be no liability on the part of CapitalSource, TierOne or their respective subsidiaries, directors or officers, except that:

•	designated provisions of the merger agreement will survive the termination, such as provisions relating to the payment of fees and expenses (including the payment of a termination fee by TierOne in certain cases), the non-survival of the representations and warranties and the confidential treatment of information; and

•	termination will not relieve a breaching party from liability or damages arising out of a willful breach of the merger agreement.

Expenses and Fees

CapitalSource will reimburse TierOne’s expenses, up to $700,000, in the event that the transaction is terminated due to a failure by regulators to approve the merger; provided that if at the time of such termination TierOne is in material breach of its obligations under the merger agreement, TierOne will reimburse CapitalSource’s expenses (and CapitalSource will have no obligation to reimburse TierOne), up to $700,000.

Termination Fee

Under the merger agreement, TierOne must pay CapitalSource a $24 million termination fee, subject to certain adjustments, if:

•	(1) a competing takeover proposal meeting certain requirements is made to TierOne or its shareholders or has been publicly announced, (2) the merger agreement is terminated by CapitalSource or TierOne because the merger has not been completed by February 17, 2008 and shareholder approval has not been obtained, or because the shareholders do not approve the merger at the shareholder meeting, or the merger agreement is terminated by CapitalSource due to TierOne’s breach of the merger agreement, and (3) TierOne completes or enters into a definitive agreement with respect to an alternative transaction within 12 months of termination;

•	the merger agreement is terminated by CapitalSource as a result of TierOne failing to recommend the merger or modifying its recommendation or breaching its obligation to call and hold the TierOne special meeting or knowingly breaching its non-solicit covenant; or

•	the merger agreement is terminated by TierOne as a result of the decision by the TierOne board to approve or recommend, or enter into a definitive agreement with respect to, a “Superior Proposal” by a third party.

CapitalSource will pay TierOne a termination fee of $40 million if CapitalSource terminates the merger agreement under certain circumstances, as described under “— Termination of the Merger Agreement.”

Restrictions on Resales by Affiliates

Shares of CapitalSource common stock to be issued to TierOne shareholders in the merger have been registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of TierOne. Any subsequent transfer of shares, however, by any person who is an affiliate of TierOne at the time the merger is submitted for a vote of the TierOne shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the CapitalSource common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of TierOne is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, TierOne. These restrictions are expected to apply to the directors and executive officers of TierOne and the holders of 10% or more of the outstanding TierOne common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

CapitalSource will give stop transfer instructions to the exchange agent with respect to the shares of CapitalSource common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

TierOne has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of TierOne for purposes of Rule 145 under the Securities Act to deliver to CapitalSource a written agreement intended to ensure compliance with the Securities Act.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Upon completion of the merger, shareholders of TierOne will become stockholders of CapitalSource. CapitalSource is incorporated under the laws of Delaware and, accordingly, the rights of CapitalSource stockholders are governed by CapitalSource’s charter, CapitalSource’s amended and restated bylaws and the laws of the State of Delaware. TierOne is incorporated under the laws of Wisconsin and, accordingly, the rights of TierOne shareholders are governed by TierOne’s articles of incorporation, TierOne’s bylaws and the laws of the State of Wisconsin. As CapitalSource stockholders following the merger, the rights of former TierOne shareholders who become CapitalSource stockholders will be governed by CapitalSource’s charter, CapitalSource’s bylaws and the laws of the State of Delaware.

The following chart summarizes the material differences between the rights of CapitalSource stockholders and TierOne shareholders. The chart contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the governing documents of each company, and the laws of Delaware and Wisconsin. We urge you to read carefully and in their entirety the governing documents of each company and the provisions of the Delaware General Corporation Law (“DGCL”) and the Wisconsin Business Corporation Law (“WBCL”), which are relevant to a full understanding of the governing documents. Copies of the governing documents are available, without charge, to any person by following the instructions listed under “Where You Can Find More Information.”

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

Authorized Capital Stock	TierOne’s articles of incorporation authorize 60 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. As of June 30, 2007, 18,054,202 shares of TierOne common stock were issued and outstanding, and no shares of TierOne preferred stock were issued and outstanding.	The authorized capital stock of CapitalSource consists of 500 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share. As of June 30, 2007, 191,877,813 shares of CapitalSource common stock were issued and outstanding, and no shares of CapitalSource preferred stock were issued and outstanding.

Number of Directors	TierOne’s bylaws provide that the number of TierOne directors shall be six and TierOne’s articles of incorporation provide that the number of directors may only be changed by the affirmative vote of shareholders holding 66 2/3% of the voting power of the then outstanding shares or by a resolution adopted by 2/3 plus 1 of the directors then in office.	CapitalSource’s charter and bylaws provide that the number of directors may be fixed by the board of directors, provided that the number of directors shall not be less than two or more than 15, as may be determined by the majority of the directors.

Stockholder Nominations of Director Candidates	Nominations of persons for election to the board of directors of TierOne by the shareholders may be made at an annual meeting	The board of directors or a duly authorized committee thereof, or any stockholder entitled to vote in the election of directors generally

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

	pursuant to TierOne’s notice of a meeting, by or at the direction of the board of directors or by any shareholder of TierOne who is a shareholder of record at the time of giving of notice of their nomination; which notice shall be received by the Corporate Secretary of TierOne at the principal offices of TierOne not less than 120 days prior to the anniversary date of the mailing of proxy materials by TierOne in connection with the immediately preceding annual meeting; provided, however, that in the event that the annual meeting in any given year has been changed by more than 30 days from the date of the immediately preceding year’s annual meeting, notice by the shareholder to be timely must be so received at least 90 days prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made.	who complies with the procedures set forth in CapitalSource’s bylaws and who is a stockholder of record at the time notice is delivered to the Secretary of CapitalSource may nominate one or more persons for election as directors at a meeting if written notice has been provided to the Secretary of CapitalSource not less than 120 calendar days prior to the one year anniversary of the date of CapitalSource’s proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for such special meeting, then a stockholder’s nomination shall be timely if it is received at the principal executive offices of CapitalSource within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

Vacancies	TierOne’s articles of incorporation provide that vacancies on TierOne’s board of directors shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum.	CapitalSource’s charter and bylaws provide that vacancies on CapitalSource’s board of directors may be filled by an affirmative vote by a majority of directors then in office, although less than a quorum.

Special Meetings of the Board	Special meetings of TierOne’s board of directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President or any three directors.	Special meetings of CapitalSource’s board of directors may be called by CapitalSource’s Chairman of the Board, President or any two or more directors.

Business Combination Statute	The WBCL restricts a ‘‘resident domestic corporation” from engaging in a “business combination” with or involving an	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a ‘‘business combination” with an ‘‘interested

Rights of CapitalSource
Rights of TierOne Shareholders	Stockholders

‘‘interested shareholder” or an affiliate or associate of an interested shareholder. For purposes of this statue, a ‘‘business combination” includes:

•     a merger or statutory share exchange;

•   a sale or other disposition of assets having a market value equal to at least 5% of the market value of the consolidated assets or outstanding stock of the corporation or representing at least 10% of its consolidated earning power or income;

•   the issuance or transfer of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock;

•   the adoption of a plan or proposal for liquidation or dissolution;

•   receipt by the interested shareholder or the interested shareholder’s affiliates or associates of a disproportionate direct or indirect benefit of a loan or other financial benefit provided by or through the resident domestic corporation or its subsidiaries; or

•   a reclassification of securities, recapitalization, subsidiary merger or share exchange, or other transaction which is proposed by, on behalf of, or pursuant to an agreement or understanding with, the interested shareholder, in each case that has the direct or indirect effect of materially increasing the proportionate share of voting stock beneficially owned by the interested shareholder or the interested shareholder’s affiliates or associates.

person” (defined below, but generally meaning a person owning 15% or more of the corporation’s voting stock) for three years following the time that person becomes a 15% stockholder, with certain exceptions. Exceptions include where:
•     prior to that time the board of directors of the corporation approved either the ‘‘business combination” or the transaction that resulted in the stockholder becoming an ‘‘interested stockholder;”
•     upon consummation of the transaction that resulted in the stockholder becoming an ‘‘interested stockholder,” the “interested stockholder” owned at least 85   percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the ‘‘interested stockholder”) those shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or
•     at or subsequent to that time, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested

Rights of CapitalSource
Rights of TierOne Shareholders	Stockholders

An ‘‘interested shareholder” is a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of the resident domestic corporation, or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of its voting stock within the last three years. A ‘‘resident domestic corporation” means a public Wisconsin corporation that, as of the date a shareholder becomes a beneficial owner of 10% or more, has:

•     its principal offices located in Wisconsin;

•   significant business operations located in Wisconsin;

•   more than 10% of the holders of record of its stock who are residents of Wisconsin; or

•   more than 10% of its shares held of record by residents of Wisconsin.

During the initial three-year period after a person becomes an interested shareholder, with some exceptions, the WBCL prohibits a business combination with the interested shareholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock prior to the acquisition date. Following this period, the WBCL permits a business combination with an interested shareholder only if:

•   the board of directors approved the acquisition of the stock prior to the acquisition date;

•   the business combination is approved by a majority of the outstanding voting shares not owned by the interested shareholder; or

stockholder.”

The three-year prohibition on ‘‘business combinations” with an ‘‘interested stockholder” does not apply under certain circumstances, including ‘‘business combinations” with a corporation that does not have a class of voting stock that is:

•     listed on a national security exchange;

•   held of record by more than 2,000 stockholders,

•   unless in each case this result was directly or indirectly caused by the ‘‘interested stockholder” or from a transaction in which a person became an “interested stockholder.”

An ‘‘interested stockholder” generally means any person that:

•   is the owner of 15 percent or more of the outstanding voting stock of the corporation; or

•   is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an ‘‘interested stockholder,” and the affiliates and associates of such a person.

The term ‘‘business combination” is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10 percent or more of a corporation’s assets, and various other transactions that may benefit an ‘‘interested stockholder.”

These restrictions do not apply to the merger or the other

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

	• the consideration to be received by shareholders meets statutory fair price and form requirements.	transactions contemplated by the merger agreement.

Fair Price Statute	Under the WBCL, in addition to any vote otherwise required by law or the articles of incorporation of the resident domestic corporation, certain mergers or share exchanges between resident domestic corporations and significant shareholders, and sales of all or substantially all of the assets of resident domestic corporations to significant shareholders, must be approved by 80% of the votes entitled to be cast by all outstanding voting shares of the corporation and two-thirds of the votes entitled to be cast by shareholders other than the significant shareholder or its affiliates or associates, unless the shareholders receive a statutory fair price.
The DGCL does not contain a similar provision.

A ‘‘significant shareholder” is a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation, or an affiliate of the corporation that beneficially owned 10% or more of the voting power of the outstanding shares within the last two years.

Control Share Acquisition Statute	The WBCL provides that, unless otherwise provided in its articles of incorporation, and subject to a number of exceptions for shares acquired in particular circumstances, the voting power of shares of a resident domestic corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power the excess shares would otherwise have. Full voting power may be restored if a majority of	The DGCL does not contain a similar provision.

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of restoration.

“Greenmail” Transactions	The WBCL requires shareholder approval of the following transactions after the announcement of a tender offer or similar action for a resident domestic corporation’s stock until the conclusion of such offer or action:
The DGCL does not contain a similar provision.

•     the acquisition of more than 5% of the corporation’s voting shares at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all voting shares; and
•     the sale or option of assets that amount to at least 10% of the market value of the corporation, unless the corporation has at least three directors who are not officers or employees of the corporation and a majority of those disinterested directors choose to opt out of this provision.

Restrictions on Ownership	None.	CapitalSource’s charter contains ownership limitations deigned to assist CapitalSource in qualifying as a REIT. See ‘‘Description of CapitalSource Stock — Ownership Limitations.”

Notice of Stockholders’ Meetings	Notice of any meeting of shareholders, whether annual or special, stating the date, time and place of the meeting, and in the case of special meetings, the purpose for which such special	Notice of any meeting of stockholders, whether annual or special, stating the place (if any), date and time of the meeting, the means of remote communication, if any, by which the stockholders

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

meeting is called, shall be made by TierOne not less than 10 days or more than 60 days before the date of the meeting, to the shareholders entitled to vote at such meeting (except to the extent that such notice is waived or is not required to be provided pursuant to the WBCL). A special meeting may be called only by (a) the Chairman of the Board, (b) the Chief Executive Officer, (c) the President or (d) the board of directors and shall be called by the Chief Executive Officer upon the demand of the holders of record of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Notice of regular and special meetings may be given either personally, by telephone, telegraph, teletype, facsimile or other form of wire or wireless communication, or by mail or private carrier, and, if these forms of personal notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published, or by radio, television or other form of public broadcast communication.
and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of special meetings, the purpose for which such special meeting is called, shall be prepared and delivered by CapitalSource not less than 10   days or more than 60   days before the date of the meeting, to the stockholders entitled to vote at such meeting (except to the extent that such notice is waived or is not required to be provided pursuant to the DGCL).

Special meetings may be called at any time and for any purpose, by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the written request of the holders of at least ten percent in voting power of all capital stock outstanding and entitled to cast votes at the meeting. Notice of regular and special meetings shall be given either personally, or by mail, or to the extent and in the manner permitted by applicable law. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholders at his or her address as it appears on CapitalSource’s records.

Advance Notice of Stockholder Proposals	For business to be properly brought before a meeting by a shareholder, it must be a proper matter for shareholder action under the WBCL, and the shareholder must have given timely notice thereof in writing to the Corporate Secretary of TierOne. To be timely, notice by a shareholder must be received by the Corporate Secretary at the principal executive offices of TierOne, not less than 120 days prior to the anniversary of the date of the mailing of	For business to be properly brought before a meeting by a stockholder, it must be a proper matter for stockholder action under the DGCL, and the stockholder must have given timely notice thereof in writing to the Secretary of CapitalSource. To be timely, notice by a stockholder must be delivered to or mailed and received at the principal executive offices of CapitalSource, not less than 120 calendar days prior to the one year anniversary of the date of

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

	TierOne’s proxy materials issued in connection with the prior year’s annual meeting; provided, however, that if the date of an annual meeting in any given year has been changed by more than 30 days from the date of the immediately preceding year’s annual meeting, notice by the shareholder to be timely must be so received at least 90 days prior to the date of such annual meeting and not later than the close of business on the later of (x) the 60th day prior to such annual meeting and (y) the 10th day following the day on which public announcement of the date of such meeting is first made.	CapitalSource’s proxy statement issued in connection with the prior year’s annual meeting in the case of an annual meeting, and not less than 60 days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for such special meeting, then a stockholder’s notice shall be timely if it is received at the principal executive offices of CapitalSource within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

Classified Board of Directors and Cumulative Voting
TierOne’s bylaws provide that the TierOne board of directors is divided into three classes, with each class to be filled with two directors. The directors in each class serve three-year terms of office.

Shareholders are entitled to one vote for each share of TierOne’s common stock, and directors are elected by a plurality of the votes cast by the shares entitled to vote in the election of directors under TierOne’s bylaws.

TierOne shareholders are not entitled to cumulative voting rights in the election of directors.

Any vacancy occurring in the board of directors, including a vacancy created by the removal of a director or an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the board of directors; provided, however, that if the vacant office was held by a director elected by a voting group of shareholders, only

CapitalSource’s charter provides that the CapitalSource board of directors is divided into three classes. The directors in each class serve three-year terms of office.

Stockholders are entitled to one vote for each share of CapitalSource’s common stock, and directors are elected by a plurality in voting power of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors. Stockholders are not entitled to cumulative voting rights in the election of directors.

Subject to the rights of holders of any class or series of capital stock to elect additional directors under specified circumstances, vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

	the remaining directors elected by that voting group shall fill the vacancy.	only by the affirmative vote of a majority of the directors then in office, though less than a quorum.

Removal of Directors	TierOne’s articles of incorporation provide that any director may be removed from office, but only for cause (as defined below) by the affirmative vote of at least 66 2/3% of the voting power of the then outstanding shares of stock; provided, however, that if the board of directors by resolution adopted by 2/3 plus 1 of the directors shall have recommended removal of a director, then the shareholders may remove such director by a majority vote of such outstanding shares. ‘‘Cause” shall exist only if the director whose removal is proposed has been convicted of a felony and such conviction is no longer subject to direct appeal or has been adjudged to be liable for willful misconduct in the performance of his or her duties to TierOne in a matter which has a material adverse effect on the business of TierOne and such adjudication is no longer subject to direct appeal. TierOne’s bylaws provide that a director may be removed only at a meeting called for such purpose, and the meeting notice shall state that the purpose, or one of the purposes, of the meeting is removal of the director.	CapitalSource’s bylaws provide that, subject to the rights of the holders of any class or series of capital stock then outstanding, if any, any director may be removed from office at any time only for cause and only by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of CapitalSource entitled to vote generally in the election of directors, voting together as a single class.

Special Meetings of Stockholders	TierOne’s bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President or by the board of directors. The TierOne Chief Executive Officer will call a special meeting upon the demand of the holders of record of shares representing at least 10% of all the votes entitled	CapitalSource’s bylaws provide that special meetings of CapitalSource stockholders may be called at any time, by the CapitalSource board of directors, Chairman of the Board, Chief Executive Officer or the President, and shall be called by the Secretary at the written request of the holders of at least 10% in voting power of all capital stock

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

	to be cast on any issue proposed to be considered at a special meeting.	outstanding and entitled to cast votes at the meeting.

Actions by Stockholders without a Meeting	Under the WBCL, any action which may be taken by the shareholders at a meeting may be taken without a meeting only by unanimous written consent of all shareholders entitled to vote on the action, unless the articles of incorporation permit approval by the consent of the shareholders who would be entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. TierOne’s articles of incorporation do not contain a provision permitting less than unanimous written consent to take action without a meeting.	CapitalSource’s bylaws provide that, generally, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent or consents in writing, setting forth the actions so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered to CapitalSource.

Appraisal or Dissenters’ Rights	Subchapter XIII of Chapter 180 of the WBCL provides that shareholders and beneficial shareholders have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares.

Shareholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either:

•     listed on a national securities exchange;

•   included in the automated quotations system of the National Association of Securities Dealers, Inc.

Holders of TierOne common stock will not have any appraisal rights under the Wisconsin Business Corporation Law or under	Section 262 of the DGCL provides that stockholders of record have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares.

Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either:

•     listed on a national securities exchange; or

•   held by more than 2,000 stockholders of record;

unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed

Rights of CapitalSource
Rights of TierOne Shareholders	Stockholders

TierOne’s articles of incorporation in connection with the merger, and TierOne will not independently provide holders of TierOne common stock with any such rights.	or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

Amendment of Certificate of Incorporation and Bylaws	The WBCL permits the board of directors of a corporation to adopt some types of routine and non-controversial amendments to the articles of incorporation without approval by the shareholders, but the general procedure for amending the articles of incorporation requires the board to propose the amendment and the shareholders to approve it. Unless the WBCL, the articles of incorporation, bylaws adopted under authority granted in the articles of incorporation or the board of directors, in conditioning its submission, requires a greater vote or a vote by voting groups, an amendment is adopted if approved as follows:

•     If a voting group would have dissenters’ rights with respect to the amendment, then a majority of the votes entitled to be cast by that voting group is required for adoption of the amendment.

•   Otherwise, if a quorum exists, the amendment will be adopted if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.

Under the WBCL, the board of directors and the shareholders each have the power to adopt, amend or repeal the bylaws. TierOne’s bylaws may be amended or repealed and new bylaws may be adopted by the shareholders at any annual meeting or special meeting at which a quorum is in attendance.
Generally, the approval of the CapitalSource board of directors and the affirmative vote of a majority of all shares entitled to vote is required to amend CapitalSource’s charter. However, the affirmative vote of the holders of at least 66 2/3% of the shares of capital stock of CapitalSource issued and outstanding and entitled to vote, voting together as a single class, shall be required to alter, amend or repeal Article   V of the charter, which relates to the structure of the board of directors, the election and removal of the directors, their terms of office, and their voting powers, and Article   VII of the charter, which relates to amendments of the bylaws.

Generally, CapitalSource’s board of directors may adopt, amend or repeal CapitalSource’s bylaws by affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present. However, Sections   2, 3, 9, 10 and 14 of Article   II of the bylaws, which relate to annual and special meetings, notice of stockholder business, nomination of director candidates and the record date for stockholder action without a meeting, and Sections   2, 3 and 5 of Article   III of the bylaws, which relate to number of directors, vacancies and removal of directors, shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of

Rights of CapitalSource
	Rights of TierOne Shareholders	Stockholders

at least 66 2/3% of the shares of capital stock of CapitalSource issued and outstanding and entitled to vote, voting together as a single class. Any bylaws made by the directors under the powers conferred under the bylaws may be altered, amended or repealed by the directors or by the stockholders.

Limitations on Director Liability	A director of TierOne is not liable to TierOne, its shareholders, or any other person asserting rights on behalf of TierOne or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•     a willful failure to deal fairly with TierOne or its shareholders in connection with a matter in which the director has a material conflict of interest;

•   a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•   a transaction from which the director derived an improper personal profit; or

• willful misconduct.	CapitalSource’s charter provides that no member of CapitalSource’s board of directors is personally liable to CapitalSource or its stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent provided by applicable law, for liability:

•     for breach of the director’s duty of loyalty to the corporation or its stockholders;

•   for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   pursuant to Section 174 of the DGCL; or

•   for any transaction from which the director derived an improper personal benefit.

Should the DGCL be amended to authorize corporate action that further limits or eliminates the personal liability of directors, then the liability of each director of CapitalSource will be limited or eliminated to the full extent then permitted by the DGCL.

Indemnification	TierOne shall generally indemnify any director or officer of TierOne against all liabilities incurred by or on behalf of such director or officer in connection with a proceeding in which the director or officer is or is threatened to be	CapitalSource shall generally indemnify any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative

Rights of CapitalSource
Rights of TierOne Shareholders	Stockholders

made a party or witness to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding (hereinafter, a ‘‘Proceeding”), whether formal or informal, that involves federal, state, or local law and that is brought by or in the right of the corporation or by any other person because such director or officer is a director or officer of TierOne.

The board of directors may, in its sole and absolute discretion, generally indemnify any director or officer of any corporation, partnership, joint venture, employee benefit plan, trust or other enterprise that directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, TierOne, against all liabilities incurred by such director or officer in any Proceeding to the same extent as if such director or officer incurred such liabilities because he or she was a director or officer of TierOne, if such director or officer is a party thereto because he or she is or was a director or officer of such affiliated entity.

(hereinafter, a ‘‘Proceeding”), arising out of, relating to, based upon, in connection with or due to the fact that such person is or was a director or officer of CapitalSource, any predecessor of CapitalSource or any subsidiary of CapitalSource, or is or was serving at the request of CapitalSource, any predecessor of CapitalSource or any subsidiary of CapitalSource as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (collectively, ‘‘Another Enterprise”).

CapitalSource may generally indemnify any person made or threatened to be made a party to any Proceeding, arising out of, relating to, based upon, in connection with or due to the fact that such person is or was an employee or agent of CapitalSource, any predecessor of CapitalSource or any subsidiary of CapitalSource, or is or was serving at the request of CapitalSource as an employee or agent of Another Enterprise.

TierOne shall indemnify an employee of TierOne who is not a director or officer of TierOne, to the extent that such person has been successful on the merits or otherwise in defense of a Proceeding, for all reasonable expenses incurred in such Proceeding if the employee was a party thereto because he or she was an employee of TierOne.

The board of directors may, in its sole and absolute discretion as it deems appropriate, pursuant to a majority vote thereof, indemnify

Rights of CapitalSource
Rights of TierOne Shareholders	Stockholders

against liabilities incurred by, and/or provide for the allowance of reasonable expenses of, an employee or authorized agent of TierOne acting within the scope of his or her duties as such and who is not otherwise a director or officer of TierOne.

WHERE YOU CAN FIND MORE INFORMATION

CapitalSource and TierOne file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. The CapitalSource and TierOne filings are also available at the Internet website maintained by the SEC at www.sec.gov.

CapitalSource has filed a registration statement on Form S-4 to register with the SEC the CapitalSource common stock that TierOne shareholders will receive in connection with the merger. This proxy statement/prospectus is a part of the registration statement of CapitalSource on Form S-4 and is a prospectus of CapitalSource and a proxy statement of TierOne for the TierOne special meeting.

The SEC permits CapitalSource and TierOne to “incorporate by reference” information into this proxy statement/prospectus. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about CapitalSource and TierOne and their financial conditions.

CapitalSource SEC Filings (File No. 1-31753)	Period or Filing Date

Annual Report on Form 10-K Quarterly Report on Form 10-Q Current Reports on Form 8-K	Year Ended December 31, 2006 Quarter Ended March 31, 2007 Filed on February 6, 2007; February 13, 2007; March 13, 2007; April 18, 2007; April 25, 2007; May 18, 2007; May 23, 2007 and June 20, 2007

Description of shares of CapitalSource common stock contained in its Registration Statement on Form 8-A filed with the SEC on July 25, 2003, as amended by our Registration Statement on Form 8-A/A filed with the SEC on May 22, 2006, including any amendment or reports filed for the purpose of updating such description.	Filed on July 25, 2003 and May 22, 2006

TierOne SEC Filings (File No. 0-50015)	Period or Filing Date
Annual Report on Form 10-K Quarterly Report on Form 10-Q Current Reports on Form 8-K	Year Ended December 31, 2006 Quarter Ended March 31, 2007 Filed on February 1, 2007; May 18, 2007 and May 23, 2007

CapitalSource and TierOne also incorporate by reference into this proxy statement/prospectus additional documents that either company may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the date of the TierOne special meeting; provided, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent identified in any such report. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You may not have been sent some of the documents incorporated by reference, but you can obtain any of them through CapitalSource or TierOne as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing, by telephone or via the Internet from the appropriate company at the following addresses:

CapitalSource Stockholder	TierOne Shareholder

CapitalSource Inc.	TierOne Corporation
4445 Willard Avenue, 12th Floor	1235 “N” Street
Chevy Chase, Maryland 20815	Lincoln, Nebraska 68508
(800) 370-9431	(800) 288-0722
Attn: Investor Relations	Attn: Investor Relations
Internet Website: www.capitalsource.com	Internet website: www.tieronebank.com

If you would like to request documents from CapitalSource or TierOne, please do so by          , 2007, to receive them before the TierOne special meeting.

DISSENTERS’ RIGHTS OF APPRAISAL

Holders of TierOne common stock will not have any appraisal rights under the Wisconsin Business Corporation Law or under TierOne’s articles of incorporation in connection with the merger, and TierOne will not independently provide holders of TierOne common stock with any such rights.

SHAREHOLDER PROPOSALS

If the merger agreement is approved and the merger takes place, TierOne will not have an annual meeting of shareholders in 2008 or subsequent years. In the event the merger does not take place, TierOne’s 2008 annual meeting will proceed as planned and any proposal which a TierOne shareholder wishes to have included in TierOne’s proxy statement and form of proxy relating to TierOne’s 2008 annual meeting of shareholders must be received by TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Eugene B. Witkowicz, Corporate Secretary, no later than December 1, 2007. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. Shareholder proposals which are not submitted for inclusion in TierOne’s proxy materials pursuant to Rule 14a-8 may be brought before an annual meeting pursuant to Section 2.14 of TierOne’s Bylaws. Notice of the proposal must also be given in writing and delivered to, or mailed and received at, our principal executive offices by December 1, 2007. The notice must include the information required by Section 2.14 of those Bylaws.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in CapitalSource Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of CapitalSource Inc.’s internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. CapitalSource Inc.’s financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of TierOne Corporation and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to TierOne Corporation’s adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment, effective January 1, 2006.

LEGAL MATTERS

The validity of CapitalSource’s common stock to be issued in the merger, the U.S. federal income tax consequences of the merger and certain other U.S. federal income tax matters will be passed upon for CapitalSource by Hogan & Hartson L.L.P. The U.S. federal income tax consequences of the merger will be passed upon for TierOne by Foley & Lardner LLP.

Appendix A

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
CAPITALSOURCE INC.,
CAPITALSOURCE TRS INC.
AND
TIERONE CORPORATION

DATED AS OF MAY 17, 2007

ARTICLE I
THE MERGER
1.1	The Merger	A-1
1.2	Effective Time	A-1
1.3	Effects of the Merger	A-2
1.4	Conversion of Company Common Stock	A-2
1.5	The Surviving Corporation	A-4
1.6	Tax Consequences	A-4

ARTICLE II
DELIVERY OF MERGER CONSIDERATION
2.1	Election Procedures; Deposit of Merger Consideration	A-4
2.2	Exchange Procedures	A-5
2.3	Distributions with Respect to Unexchanged Shares	A-6
2.4	No Further Ownership Rights in Company Common Stock	A-6
2.5	Termination of Exchange Fund	A-6
2.6	No Liability	A-7
2.7	Investment of Exchange Fund	A-7
2.8	Withholding Rights	A-7
2.9	Lost, Stolen or Destroyed Certificates	A-7

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1	Corporate Organization	A-8
3.2	Capitalization	A-8
3.3	Authority; No Violation	A-10
3.4	Consents and Approvals	A-10
3.5	Reports; Regulatory Matters	A-11
3.6	Financial Statements	A-11
3.7	Broker’s Fees	A-12
3.8	Absence of Certain Changes or Events	A-12
3.9	Legal Proceedings	A-13
3.10	Taxes and Tax Returns	A-14
3.11	Employee Benefits	A-15
3.12	Compliance with Applicable Law	A-18
3.13	Certain Contracts	A-18
3.14	Agreements with Regulatory Agencies	A-19
3.15	Risk Management Instruments	A-20
3.16	Environmental Matters	A-20
3.17	Property	A-20
3.18	Investment Securities	A-21
3.19	State Takeover Laws	A-21
3.20	Reorganization; Approvals	A-21
3.21	Opinions	A-21
3.22	Insurance	A-21
3.23	Intellectual Property	A-22
3.24	Loan Portfolio	A-22
3.25	Company Information	A-23

A-i

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
4.1	Corporate Organization	A-24
4.2	Capitalization	A-24
4.3	Authority; No Violation	A-25
4.4	Consents and Approvals	A-25
4.5	Reports	A-26
4.6	Financial Statements	A-26
4.7	Broker’s Fees	A-27
4.8	Absence of Certain Changes or Events	A-27
4.9	Legal Proceedings	A-27
4.10	Taxes and Tax Returns	A-27
4.11	SEC Reports	A-27
4.12	Compliance with Applicable Law	A-28
4.13	Agreements with Regulatory Agencies	A-28
4.14	Interest Rate Risk Management Instruments	A-28
4.15	Environmental Liability	A-29
4.16	Reorganization; Approvals	A-29
4.17	Parent Information	A-29
4.18	Employee Benefits	A-29

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Businesses Prior to the Effective Time	A-30
5.2	Company Forbearances	A-30
5.3	Parent Forbearances	A-33

ARTICLE VI
ADDITIONAL AGREEMENTS
6.1	Regulatory Matters	A-33
6.2	Access to Information	A-34
6.3	Shareholder Approval	A-35
6.4	Legal Conditions to Merger	A-35
6.5	Affiliates	A-35
6.6	NYSE Approval	A-35
6.7	Employee Matters	A-35
6.8	Indemnification; Directors’ and Officers’ Insurance	A-37
6.9	Additional Agreements	A-38
6.10	Advice of Changes	A-38
6.11	No Solicitation	A-38
6.12	Transition	A-40
6.13	Directorship	A-40
6.14	Actions Requested by Parent	A-40
6.15	Reserved	A-41
6.16	Exemption From Liability Under Section 16(b)	A-41
6.17	Thrift Headquarters; Thrift Directors	A-41
6.18	Fill Option	A-41
6.19	Dividends	A-42

A-ii

ARTICLE VII
CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-42
7.2	Conditions to Obligations of Parent and Merger Sub	A-43
7.3	Conditions to Obligations of the Company	A-43

ARTICLE VIII
TERMINATION AND AMENDMENT
8.1	Termination	A-44
8.2	Effect of Termination	A-46
8.3	Expenses; Termination Fee	A-46
8.4	Amendment	A-48
8.5	Extension; Waiver	A-48

ARTICLE IX
GENERAL PROVISIONS
9.1	Closing	A-48
9.2	Nonsurvival of Representations, Warranties and Agreements	A-49
9.3	Notices	A-49
9.4	Interpretation	A-49
9.5	Counterparts	A-49
9.6	Entire Agreement	A-50
9.7	Governing Law	A-50
9.8	Publicity	A-50
9.9	Specific Performance	A-50
9.10	Assignment; Third Party Beneficiaries	A-50
Exhibit A – Form of Affiliate Letter
Exhibit B – Form of H&H REIT Tax Opinion

A-iii

INDEX OF DEFINED TERMS

Section

409A Authorities	3.11(f	)
Acquisition Proposal	6.11(a	)
Agencies	3.24(e	)
Agency	3.24(e	)
AJCA	3.11(f	)
Agreement	Preamble
Alternative Transaction	6.11(a	)
Applicable Regulatory Approvals	3.4
Articles of Merger	1.2
Average Closing Price	6.18
Base Amount	8.3(c	)
Break-Up Fee	8.3(c	)
Business Day	6.18
Business Plan	6.1(b	)
Cash Consideration	1.4(b	)
Cash Election	1.4
Cash/Stock Election Amount	1.4(b	)
Certificates	2.2
Certificate of Merger	1.2
Change in Recommendation	6.11(a	)
Closing	9.1
Closing Date	9.1
Code	Recitals
Company	Preamble
Company Acquisition Agreement	8.3(c	)(i)
Company Articles	3.1(b	)
Company Bylaws	3.1(b	)
Company Capitalization Date	3.2(a	)
Company Common Stock	1.4(b	)
Company Disclosure Schedule	Article III
Company Equity Plans	1.4(d	)(i)
Company Insiders	6.16
Company Material Contracts	3.13(a	)
Company Option	1.4(d	)(i)
Company Preferred Stock	3.2(a	)
Company Recommendation	6.3
Company Regulatory Agreement	3.14
Company SEC Reports	3.5(b	)
Company Shareholder Meeting	6.3
Company Shareholder Vote	3.3(a	)
Company Stock-Based Awards	3.2(a	)
Company Stock Plan	1.4(d	)(i)
Company Subsidiary	3.1(c	)

A-iv

	Section

Confidentiality Agreement	6.2(b	)
Controlled Group Liability	3.11
Covered Employees	6.7(a	)
Credit Facilities	5.2(f	)
DGCL	1.1(a	)
Derivative Transactions	3.15(a	)
Determination Date	6.18
Effective Date	1.2
Effective Time	1.2
Election	2.1(a	)
Employee Benefit Plan	3.11
Employer Securities	3.11(o	)
Employment Agreement	3.11
ERISA	3.11
ERISA Affiliate	3.11
ESOP	3.11(o	)
ESOP Loan	3.11(o	)
Exchange Act	3.5(b	)
Exchange Agent	2.1(d	)
Exchange Agent Agreement	2.1(d	)
Exchange Fund	2.1(h	)
Exchange Ratio	1.4(b	)
Expense Amount	8.3(b	)
Expenses	8.3(a	)
Fannie Mae	3.24(e	)
FDIC	3.1(e	)
Fill Conditions	6.18
Fill Option	6.18
Final Index Price	6.18
First Set Exchange Ratio	1.4(b	)
Floating Exchange Ratio	1.4(b	)
Form of Election	2.1(b	)
Freddie Mac	3.24(e	)
GAAP	3.1(c	)
Ginnie Mae	3.24(e	)
Governmental Entity	3.4
Holder	2.1
HSR Act	3.4
HUD	3.24(e	)
Indebtedness	3.13(b	)
Indemnified Parties	6.8(a	)
Index Ratio	6.18
Initial Index Price	6.18
Injunction	7.1(d	)

A-v

Section

Intellectual Property	3.23
IRS	3.10(a	)
Leased Properties	3.17(c	)
Leases	3.17(b	)
Letter of Transmittal	2.2
Liens	3.2(b	)
Loans	3.24(a	)
Material Adverse Effect	3.8(a	)
Materially Burdensome Regulatory Condition	6.1(b	)
Maximum Amount	6.8(c	)
Maximum Expense Amount	8.3(b	)
Merger	Recitals
Merger Consideration	1.4(b	)
Merger Sub	Preamble
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(h	)
NASD	3.12(c	)
Non-Election Shares	1.4(b	)
NYSE	1.4(b	)
Option Cash Out Amount	1.4(d	)(i)
Owned Properties	3.17(a	)
Parent	Preamble
Parent Bylaws	4.1(b	)
Parent Capitalization Date	4.2(a	)
Parent Certificate	4.1(b	)
Parent Closing Price	1.4(b	)
Parent Common Stock	1.4(a	)
Parent Disclosure Schedule	Article IV
Parent Employee Benefit Plan	4.18(a	)
Parent Preferred Stock	4.2(a	)
Parent Ratio	6.18
Parent Regulatory Agreement	4.13
Parent SEC Reports	4.11
Parent Starting Price	6.18
Parent Subsidiary	3.1(c	)
PBGC	3.11(b	)
Person	3.9(a	)
Pool	3.24(h	)
Pre-Termination Takeover Proposal Event	8.3(c	)(iv)
Proxy Statement	6.1(a	)
Qualified Plans	3.11(c	)
Qualifying Income	8.3(b	)
Real Property	3.17(c	)
Registration Statement	6.1(a	)

A-vi

Section

Regulatory Agencies	3.5(a	)
REIT Requirements	8.3(b	)
Retention Pool	6.7(f	)
RRPTA	1.4(d	)(ii)
Reverse Break-up Fee	8.3(c	)(iii)
Sarbanes-Oxley Act	3.5(b	)
SEC	3.4
Second Set Exchange Ratio	1.4(b	)
Sector Index	6.18
Securities Act	3.2(a	)
Stock Consideration	1.4(b	)
Stock Election	1.4(b	)
Subsidiary	3.1(c	)
Superior Proposal	6.11(a	)
Surviving Corporation	Recitals
Takeover Statutes	3.19
Tax	3.10(b	)
Tax Guidance	8.3(b	)
Tax Return	3.10(c	)
TRS	6.14
Taxes	3.10(b	)
Thrift	3.1(d	)
VA	3.24(e	)
Voting Debt	3.2(a	)
WBCL	1.1(a	)
Withdrawal Liability	3.11

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2007 (this ‘‘Agreement”), by and among CAPITALSOURCE INC., a Delaware corporation (“Parent”), CAPITALSOURCE TRS INC., a Delaware corporation and a directly wholly owned subsidiary of Parent (“Merger Sub”), and TIERONE CORPORATION, a Wisconsin corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of the Company and Parent have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the merger of the Company with and into Merger Sub (the “Merger”) with Merger Sub continuing as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved this Agreement and the Merger;

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, simultaneously with the execution and delivery of this Agreement Parent and certain employees of the Company are entering into employment agreements dated as of the date hereof and effective at the Effective Time; and

WHEREAS, the parties desire to make certain covenants, representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.  (a) Subject to the terms and conditions of this Agreement and in accordance with the Wisconsin Business Corporation Law (the ‘‘WBCL”) and the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the Surviving Corporation and shall succeed to and assume all the property, rights, privileges, powers and franchises of the Company.

(a) Parent may at any time change the method of effecting the combination, and the Company shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, (ii) adversely affect the Tax treatment of the Company’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of any party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time.  The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Department of Financial Institutions of the State of

Wisconsin and the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of Delaware on or before the Closing Date. The term ‘Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger. ‘Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 180.1106 of the WBCL and Section 259 of the DGCL.

1.4 Conversion of Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any of the following securities:

(a) Parent Common Stock.  Each share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) Conversion of Company Common Stock.  Subject to Sections 1.4(e) and 1.4(f), each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.4(c), shall be converted (with respect to Section 1.4(b)(iii)(B), at the election of the holder thereof, in accordance with the procedures set forth in Section 2.1) into and become the right to receive:

(i) $6.80, without interest (together with any cash payable pursuant to Section 1.4(b)(iii), the “Cash Consideration”), and

(ii) the First Set Exchange Ratio, and

(iii) (A) if the Parent Closing Price is less than or equal to $25.1852, then the Second Set Exchange Ratio, or (B) if the Parent Closing Price is greater than $25.1852, then the Cash/Stock Election Amount,

(any Parent Common Stock issuable pursuant to Section 1.4(b)(ii) and (iii), the ‘Stock Consideration” and together with the Cash Consideration, the ‘‘Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 1.4(e) and any dividends or other distributions payable pursuant to Section 2.3, all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 2.2 (or, in the case of a lost, stolen or destroyed Certificate, Section 2.9).

“Cash/Stock Election Amount” shall mean (a) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article II (a ‘Cash Election”), the right to receive $10.20; (b) for each share of Company Common Stock with respect to which an election to receive Parent Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Stock Election”), the right to receive the Floating Exchange Ratio; and (c) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Shares”), the right to receive the Floating Exchange Ratio.

“Exchange Ratio” shall mean 1.08.

“First Set Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock equal to the product of (a) the Exchange Ratio and (b) 0.625.

“Floating Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock equal to a quotient (rounded to the nearest one ten thousandth), the numerator of which is the product of the Second Set Exchange Ratio and 25.1852 and the denominator of which is the Parent Closing Price.

“Parent Closing Price” shall mean the average, rounded to the nearest one ten thousandth, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (“NYSE”) as reported by The Wall Street Journal for the ten trading days immediately preceding the Effective Time.

“Second Set Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock equal to the product of (a) the Exchange Ratio and (b) 0.375.

(c) Cancellation of Shares.  Each share of Company Common Stock owned by the Company and not held on behalf of third parties immediately prior to the Effective Time shall automatically be extinguished without any conversion, and no consideration shall be delivered in respect thereof.

(d) Equity Awards.

(i) Company Options.  Each option to purchase Company Common Stock (a “Company Option”), whether vested or unvested, that is outstanding and unexercised under the Company’s Amended and Restated 2003 Stock Option Plan (the “Company Stock Plan” and, together with the RRPTA (defined below), the “Company Equity Plans”) immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right to receive promptly after the Effective Time an amount in cash in U.S. dollars (without interest) equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Option and (y) the excess, if any, of the Option Cash Out Amount over the exercise price per share of Company Common Stock subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent, less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment. For purposes of this Section 1.4(d)(i), “Option Cash Out Amount” shall mean an amount equal to the sum of (A) $6.80, (B) the product of (1) the First Set Exchange Ratio and (2) the Parent Closing Price and (C) (1) if the Parent Closing Price is less than or equal to $25.1852, the product of (x) the Second Set Exchange Ratio and (y) the Parent Closing Price or (2) if the Parent Closing Price is greater than $25.1852, $10.20.

(ii) Plan Shares.  Immediately prior to the Effective Time, each Plan Share (as defined in the Company’s Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement, the “RRPTA”) subject to a Plan Share Award (as defined in the RRPTA), shall be deemed vested and earned, shall be distributed in the form of Company Common Stock (on a one for one basis) and each such share of Company Common Stock shall be treated in the manner contemplated by Section 1.4(b); provided, however, that such shares shall be treated as Non-Election Shares. Immediately following the Effective Time, any rights and awards under the RRPTA shall be cancelled. At the Effective Time, any unallocated Plan Shares will be extinguished without any conversion, and no consideration shall be delivered in respect thereof.

(iii) Stock Units.  Immediately prior to the Effective Time, each deferred stock unit awarded under an Employee Benefit Plan listed on Section 6.7 of the Company Disclosure Schedule shall be settled in the form of Company Common Stock (on a one for one basis) and each such share of Company Common Stock shall be treated in the manner contemplated by Section 1.4(b); provided, however, that such shares shall be treated as Non-Election Shares.

(iv) Prior to the Effective Time, the Company shall take all action reasonably necessary (including, if applicable amending the Company Equity Plans) with respect to the Company Options and Plan Shares to effectuate the provisions of this Section 1.4(d). No Person shall have any right under the Company Equity Plans or under any other plan, program, agreement or arrangement with respect to equity interests of the Company, or for the issuance or grant of any right of any kind, contingent or accrued, to receive benefits measured by the value of a number of shares of Company capital stock (including restricted stock units, performance stock awards, deferred stock units and dividend equivalents), at and after the Effective Time.

(e) Fractional Shares.  No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate or Certificates, receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Parent Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the closing price of one share of Parent Common Stock on the NYSE Composite Transactions Tape ending on the trading day one day prior to the Effective Time.

(f) Adjustments to Exchange Ratio.  The Exchange Ratios shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock having a record date occurring on or after the date hereof and prior to the Effective Time.

1.5 The Surviving Corporation.

(a) Articles of Incorporation.  The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable law.

(b) Bylaws.  The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable law.

(c) Directors and Officers.  From and after the Effective Time, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

1.6 Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Election Procedures; Deposit of Merger Consideration.  If applicable, each holder of record of shares of Company Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Parent shall prepare a form reasonably acceptable to the Company (the ‘‘Form of Election”) which shall be mailed to record holders of Company Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) Parent shall make the Form of Election initially available not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Company shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole discretion and any shares of Company Common Stock held by such Holder shall be deemed Non-Election Shares. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that Parent and the Company shall agree is as near as practicable to five (5) business days prior to the expected Closing Date.

(e) Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Parent nor the Company nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent or the Company that this Agreement has been terminated in accordance with Article VIII.

(g) Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Company shareholder with the Election procedures set forth herein, (ii) the issuance and delivery of certificates representing the whole number of shares of Parent Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

(h) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates or, at Parent’s option, evidence of shares in book entry form, representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 1.4(e) and any dividends or distributions payable pursuant to Section 2.3)(collectively, the “Exchange Fund”).

2.2 Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the ‘‘Certificates”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 1.4 hereof and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with Section 1.4(e) upon surrender of such Certificates and any dividends or distributions payable pursuant to Section 2.3. Upon surrender of Certificates for cancellation to the Exchange Agent, together with a properly completed Form of Election or a properly completed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Section 1.4) and any cash in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 1.4(e) and any dividends or distributions payable pursuant to Section 2.3, and the Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 1.4(e) or Section 2.3) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 1.4(e) or Section 2.3. Until such time as a certificate or evidence of shares in book entry form, as the case may be, representing Parent Common Stock is issued to or at the direction of the holder of a surrendered Certificate, such Parent Common Stock shall be deemed not outstanding and shall not be entitled to vote on any matter. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a Person (as defined in Section 3.9) other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

2.3 Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.4(e) hereof, until such Certificate has been surrendered in accordance with this Article II. Subject to applicable laws, following surrender of any such Certificate in accordance with this Article II, there shall be paid to the recordholder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time (but before such surrender date) and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock issuable with respect to such Certificate.

2.4 No Further Ownership Rights in Company Common Stock.  All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 1.4(e) or Section 2.3 shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

2.5 Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Parent

Common Stock pursuant to Section 1.4(e) and any dividends or distributions pursuant to Section 2.3, in each case without interest thereon.

2.6 No Liability.  None of Parent, Merger Sub, the Company or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to five years after the Effective Time, or immediately prior to such earlier date on which any shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable laws, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

2.7 Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis, provided, that no such investment or loss thereon shall affect the amounts payable to former shareholders of the Company after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to Parent.

2.8 Withholding Rights.  Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Company Common Stock, Company Options or Plan Shares, immediately prior to the Effective Time such amounts as Parent, the Surviving Corporation or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

2.9 Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required pursuant to Section 1.4(b), cash for fractional shares pursuant to Section 1.4(e) and any dividends or distributions payable pursuant to Section 2.3; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Reports filed prior to the date hereof (excluding any risk factor disclosure contained in such Company SEC Reports under the heading “Risk Factors,” “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995,” “Forward-Looking Statements” or any similar sections and any disclosure of risks that are predictive or forward looking in nature) where it is reasonably apparent that such disclosure is relevant to one or more representations or warranties contained in Article III, or (ii) the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained herein; provided, however, that disclosure in any section of such Company Disclosure Schedule shall apply only to the indicated section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement, and provided further that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on the Company), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) True and complete copies of the Articles of Incorporation of the Company (the “Company Articles”) and the By-Laws of the Company (the ‘‘Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Parent.

(c) Each of the Company’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified or licensed to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. As used in this Agreement, the word “Subsidiary” when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms ‘‘Company Subsidiary” and “Parent Subsidiary” shall mean any direct or indirect Subsidiary of the Company or Parent, respectively.

(d) TierOne Bank (the “Thrift”) is and, there has not been any event or occurrence since January 1, 2004 that could reasonably be expected to result in a determination that the Thrift is not, “well capitalized” as a matter of U.S. federal banking law. The Thrift has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

(e) The deposit accounts of the Thrift are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(f) The minute books of the Company and the Thrift were previously made available to Parent and contain true, complete and correct records of all meetings and other corporate actions held or taken since January 1, 2004 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.2 Capitalization.  (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock, of which, as of April 30, 2007 (the “Company Capitalization Date”), 18,053,702 shares were issued and outstanding, which includes 301,420 shares of Company Common Stock held in trust to satisfy obligations related to the RRPTA and 100,653 shares of Company Common Stock held in trust in excess of such shares needed to satisfy obligations under the RRPTA, and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which, as of the Company Capitalization Date, no shares were issued and outstanding. As of the Company Capitalization Date, 4,521,373 shares of Company Common Stock were held in the Company’s treasury. As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except for 2,158,984 shares of Company Common Stock reserved for issuance upon the exercise of Company Options issued pursuant to the Company Stock Plan. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of the Company are issued or outstanding. As of the date hereof, except pursuant to this Agreement and as set forth in Section 3.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Preferred Stock, Voting Debt or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of the Company. As of the date hereof, other than share delivery and share withholding obligations under Company Equity Plans, there are no contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of (x) all of the Company Options outstanding as of April 30, 2007, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Option, (iii) the grant date of each such Company Option, (iv) the vesting schedule of each such Company Option and (v) the exercise price for each such Company Option, (y) each Plan Share (as defined in the RRPTA) subject to a Plan Share Award (as defined in the RRPTA), specifiying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of Plan Shares subject to each such Plan Share Award, (iii) the grant date of each such Plan Share Award and (iv) the vesting schedule of each such Plan Share Award and (z) each incentive award of any kind, contingent or accrued, to receive Company Common Stock or an amount measured in whole or in part by reference to the value of a number of shares of Company Common Stock granted under any Employee Benefit Plan (including performance shares, restricted stock units, phantom units, deferred stock units and dividend equivalents) other than Company Stock Options and Plan Shares (each, other than Company Stock Options and Plan Shares, “Company Stock-Based Awards”), specifiying, on a holder-by-holder basis, (i) the name of each holder, (ii) the type of Company Stock-Based Award, (iii) the number of shares of Company Common Stock to which the Company Stock-Based Award relates, (iv) the grant date of each such Company Stock-Based Award and (iv) the vesting schedule of each such Company Stock-Based Award. Other than the Company Options, Plan Shares and Company Stock-Based Awards, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not (A) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of the Company (including any options, restricted stock or other equity-based awards) other than the issuance of shares of Company Common Stock in connection with the exercise of stock options to purchase Company Common Stock granted under the Company Stock Plan that were outstanding on the Company Capitalization Date and disclosed above or (B) issued or awarded any options, restricted shares or any other equity-based awards.

(b) Section 3.2(b) of the Company Disclosure Schedule lists all Subsidiaries of the Company together with the jurisdiction of organization of each such Subsidiary and the type and number and owner of securities thereof. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable, free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, and the “blue sky” laws of the various States of the United States) (collectively,

‘‘Liens”). Neither the Company nor any of its Subsidiaries (i) has any equity investments in any Person other than investments in wholly owned Subsidiaries, (ii) has any investments in real estate or real estate development projects, other than assets classified as “other real estate owned,” or (iii) controls, directly or indirectly, any other Person, other than the Subsidiaries. No such Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.  (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its shareholders and has directed (subject to Section 6.11 hereof) that this Agreement and the transactions contemplated by this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders and, except for the approval of this Agreement by the affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to cast at such meeting (the “Company Shareholder Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction (as defined in Section 7.1(d)) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for, in the case of clause (ii), such violations, conflicts or breaches as would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals.  Except for (i) the filing of any required applications or notices or requests for any waivers thereof with the Office of Thrift Supervision under the Home Owners’ Loan Act and with any other federal, foreign or state banking, insurance or other regulatory authorities and approval of such applications and notices or the receipt of such waivers (the “Applicable Regulatory Approvals”), (ii) any approvals required in connection with a change in control of the Thrift, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement and the Registration Statement, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of any appropriate documents with NYSE, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of, filings or registrations with, or waivers by any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except where the failure to make such filings would not reasonably be expected to have a Material Adverse Effect on the Company.

3.5 Reports; Regulatory Matters.    (a) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2004 with (i) the Office of Thrift Supervision, (ii) the SEC, (iii) any state regulatory authority and (iv) any industry self-regulatory agency (collectively, “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings would not reasonably be expected to have a Material Adverse Effect on the Company. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of the Company and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated or has pending any proceeding, enforcement action or, to the knowledge of the Company, investigation into the business, disclosures or operations of the Company or any of its Subsidiaries since January 1, 2004. Since January 1, 2004, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of the Company, investigation into the business, disclosures or operations of the Company or any of its Subsidiaries. There (i) is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2004.

(b) The Company has previously made available to Parent an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2004 pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date of this Agreement (the “Company SEC Reports”) and (ii) communication mailed by the Company to its shareholders since January 1, 2004 and prior to the date of this Agreement. No such Company SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned or been dismissed as the registered independent public accounting firm of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither the Company nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2006 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.6(c). The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee and a copy has previously been made available to Parent. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

3.7 Broker’s Fees.  Neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill & Partners, L.P.; and a true and complete copy of the agreement with respect to such engagement has been delivered to Parent.

3.8 Absence of Certain Changes or Events.  Since December 31, 2006, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, only in the ordinary course of business consistent with past practice and there has not been:

(a) any event or events that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to similarly situated depository institutions or their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to similarly situated depository institutions or their holding companies generally, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national political conditions (including the outbreak or escalation of war or acts of terrorism) or in general national or global economic or market conditions or interest rates affecting similarly situated depository institutions or their holding companies generally except to the extent that such changes have a disproportionate adverse effect on such party, (D) public disclosure of this Agreement or the transactions contemplated hereby), (E) actions or omissions of a party to this Agreement taken with the prior written consent of the other parties to this Agreement or to the extent required by the express terms of this Agreement or (F) fees and expenses of professional advisors (other than any broker or finder or other Person that would be the subject of Sections 3.7 or 4.7) incurred in connection with the negotiation and performance of this Agreement and the consummation of the transactions contemplated hereby), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement;

(b) any issuance or awards of Company Options, Plan Shares, restricted shares or other equity-based awards in respect of Company Common Stock to any current or former director, officer or employee of the Company or any of its Subsidiaries, other than grants made in the ordinary course of business consistent with Past Practice under the Company Stock Plan (e.g., annual grants and new-hire grants), and other than as publicly disclosed;

(c) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, other than regular quarterly cash dividends not in excess of $0.07 per share on Company Common Stock;

(d) (i) any granting by the Company or any of its Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for (x) normal annual increases in base salary to employees that were made in the ordinary course of business consistent with past practice; provided, however, that the exception set forth in this clause (x) shall not apply to the chief executive officer, chief operating officer or chief financial officer of the Company, any director of the Company or any other individual party to a change of control agreement with the Company or one of its Subsidiaries, (y) as required from time to time by governmental legislation affecting wages and (z) as required by the terms of plans or arrangements existing prior to such date and described in Section 3.11(a) of the Company Disclosure Schedule, (ii) any granting by the Company or any of its Subsidiaries to any current or former director, officer or employee of any increase in severance or termination pay (other than increases in salary permitted by this Agreement), or (iii) any entry by the Company or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or employee;

(e) any (i) change in any material respect in accounting methods, principles or practices of the Company or any of its Subsidiaries affecting its assets, liabilities or business, other than changes required by applicable law or GAAP, or (ii) Tax election or change in or revocation of any Tax election, amendment to any Tax Return, closing agreement with respect to Taxes, or settlement or compromise of any Tax liability by the Company or its Subsidiaries;

(f) any material change in its investment or risk management or other similar policies; or

(g) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.9 Legal Proceedings.  (a) No action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (collectively, ‘‘Person”) or Governmental Entity that is material to the Company and its Subsidiaries, taken as a whole, in each case with respect to the Company or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of the Company, threatened.

(b) There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated depository institutions or their Subsidiaries) imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

3.10 Taxes and Tax Returns.  (a) Each of the Company and its Subsidiaries has duly and timely filed, or will duly and timely file (taking into account all applicable extensions), all material Tax Returns required to be filed by it on or prior to the Effective Date (and all such Tax Returns are, or will be at the time of filing, accurate and complete in all material respects), has timely paid or withheld, or will timely pay and withhold, all Taxes shown thereon as arising and has duly and timely paid or withheld, or will duly and timely pay or withhold, all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. Neither the Company nor any of its Subsidiaries has executed a closing agreement or similar agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign income Tax law. The federal income Tax Returns of the Company and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) for all years to and including 2002. There are no material disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes or assessments upon the Company or any of its Subsidiaries. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that have not been finally resolved and paid in full. There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith, have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements) upon any of the assets of the Company or any of its Subsidiaries. No claim has been made in writing by any Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined, or unitary group for Tax purposes (other than a group the common parent of which was the Company) or (B) could have any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law). The aggregate balance of the reserve for bad debts described in Section 593(g)(2)(A)(ii) of the Code and any similar provision of state or local laws and regulations of the Company and its subsidiaries as of December 31, 2006 is $7.7 million. Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries is or has been a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or Treasury Regulations Section 1.6011-4(b), or is or has been a “material advisor” as defined in Section 6111(b) of the Code. The Company is not (and has at no time during the immediately preceding five (5) years been) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

3.11 Employee Benefits.  For purposes hereof, the following terms shall have the following meaning:

‘‘Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

‘‘Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by or participated in by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, severance, employment, change of control or material fringe benefit plan, program or agreement and any related trusts or other funding vehicles.

‘‘ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

‘‘Employment Agreement” means a contract, an open offer letter that has not been superseded by a contract or agreement, or an agreement of the Company or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee, director or consultant pursuant to which the Company or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

‘‘ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

‘‘Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

‘‘Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the Company Disclosure Schedule includes a complete list of all Employee Benefit Plans and all Employment Agreements.

(b) With respect to each Employee Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles; (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; (vi) the most recent determination letter from the Internal Revenue Service, if any and (vii) all material correspondence with the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”) or the Department of Labor since January 1, 2005. The Company has delivered or made available to Parent a true, complete and correct copy of each Employment Agreement. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Employee Benefit Plan or Employment Agreement that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan or Employment Agreement, provided that the Company and its Subsidiaries may amend Employee Benefit Plans or Employment Agreements to the extent permitted by Section 5.2(j) hereof.

(c) Section 3.11(c) to the Company Disclosure Schedule identifies each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and there are no circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. Section 3.11(c) to the Company Disclosure Schedule identifies each Employee Benefit Plan that is intended to meet the requirements of Code Section 501(c)(9), and each such plan meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)).

(d) All contributions required to be made to any Employee Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) unfunded.

(e) With respect to each Employee Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to an Employee Benefit Plan or the imposition of any lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code.

(f) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated in material compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code, (ii) (A) the proposed regulations issued thereunder or (B) Internal Revenue Service Notice 2005-1 and (iii) to the extent applicable, the final regulations issued thereunder (clauses (i), (ii) and (iii), together, the ‘‘409A Authorities”). No Employee Benefit Plan that would be a nonqualified deferred compensation plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities, other than amendments to comply with Section 409A of the Code. All Company Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a Common Share on the date of grant and no Company Option has been extended, amended or repriced since the date of grant.

(g) With respect to each Employee Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Employee Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Employee Benefit Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the PBGC have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Employee Benefit Plan and, to the Company’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

(h) (i) No Employee Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full.

(i) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(j) Section 3.11(j) to the Company Disclosure Schedule sets forth (i) an accurate and complete description of each provision of any Employee Benefit Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code)) or benefit to any employee, officer, consultant or director of the Company or any of its Subsidiaries, or result in the forgiveness of indebtedness, or could limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan, Employment Agreement or trust, and (ii) a good faith estimate of the “parachute payments” within the meaning of Section 280G of the Code that could become payable by the Company and its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) and the “base amount” for any person with respect to whom such “parachute payments” could become payable (in each case within the meaning of Section 280G of the Code). No Employee Benefit Plan or Employment Agreement provides for a tax gross-up with respect to the excise tax imposed under Section 4999 of the Code or the tax or penalties imposed under Section 409A of the Code.

(k) None of the Company and its Subsidiaries nor any other person, including any fiduciary, (i) has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or (ii) otherwise breached any fiduciary obligations imposed under Title I of ERISA with respect to any Employee Benefit Plan.

(l) There are no pending or threatened claims (other than routine claims for benefits in the ordinary course), lawsuits, arbitrations, investigations or administrative proceedings which have been asserted or instituted, and to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim, lawsuit, investigation or administrative proceeding against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Employee Benefit Plan or any participant in an Employee Benefit Plan.

(m) Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Employee Benefit Plans) is properly so characterized.

(n) Neither the Company nor any of its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company or any of its Subsidiaries.

(o) The Company’s Employee Stock Ownership Plan (the “ESOP”) is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code. Section 3.11(o) of the Company Disclosure Schedule identifies (i) each loan under which the ESOP is a borrower (each, an “ESOP Loan”), (ii) the lender and guarantor (if any) of each ESOP Loan, and (iii) the securities of the Company that were acquired with such ESOP Loan (the “Employer Securities”). Each ESOP Loan meets the requirements of Section 4975(d)(3) of the Code. The Employer Securities are in each case pledged as collateral for the ESOP Loan with which they were acquired, except to the extent they have been released from such pledge and allocated to the accounts of participants in the ESOP in accordance with the requirements of Treasury Regulations Sections 54.4975-7 and 54.4975-11.

(p) There are no pending or, to the Company’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries.

3.12 Compliance with Applicable Law.  (a) The Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries (including without limitation the USA PATRIOT Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and any other federal or state fair lending, consumer credit or consumer privacy law), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on the Company, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on the Company.

(b) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Company Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of the Company, any Company Subsidiary, or any director, officer or employee of the Company or of any Company Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Since the enactment of the Sarbanes-Oxley Act, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the National Association of Securities Dealers (the “NASD”) applicable to companies with securities listed for trading on the Nasdaq Global Select Market or the Nasdaq National Market, as applicable. Section 3.12(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of the Company who have outstanding loans from the Company or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

3.13 Certain Contracts.  (a) Neither the Company nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to Indebtedness (as defined below) of the Company or any of its Subsidiaries in an amount in excess of $500,000, (ii) any agreement that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof, (iii) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its Subsidiaries or their businesses or, following consummation of the Merger, Parent or its Subsidiaries, to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries or, following consummation of the Merger, Parent or its Subsidiaries, to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (iv) any material joint venture, alliance or partnership agreement, (v) any contract or agreement providing for any payments that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries, (vi) any agreement or understanding with a labor union or guild (including any collective bargaining agreement), (vii) any agreement regarding any agent bank or other similar relationships with respect to lines of business that are material to the Company and its Subsidiaries taken as a whole, (viii) any agreement that contains a “most favored nation” clause, (ix) any agreement material to the Company and its Subsidiaries, taken as a whole, pertaining to the use of or granting any right to use or practice any rights under any Intellectual Property, whether the Company is the licensee or licensor thereunder other than agreements related to “off-the-shelf” software, and (x) any contract or agreement material to the Company and its Subsidiaries, taken as a whole, providing for the outsourcing or provision of servicing of customers, technology or product offerings of the Company or its Subsidiaries (the agreements, contracts and obligations of the type described in clauses (i) through (x) being referred to herein as “Company Material Contracts”).

(b) Each Company Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and, to the knowledge of the Company, any other party thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default under any Company Material Contract. Neither the Company nor any Subsidiary of the Company knows of, or has received notice of, any material violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract by any other party thereto. Prior to the date hereof, the Company has made available to Parent true and complete copies of all Company Material Contracts. For purposes of this Section 3.13 and elsewhere through this Agreement, ‘‘Indebtedness” of a Person shall mean (i) all obligations of such Person for or in respect of borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such Person capitalized pursuant to GAAP, (iv) all obligations of such person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions, and (v) any guarantee, assumption, or endorsement by such Person of the foregoing obligations of any other Person, whether direct or indirect, joint or several.

3.14 Agreements with Regulatory Agencies.  Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2004, a recipient of any supervisory letter from, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated depository institutions or their holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2004 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.15 Risk Management Instruments.  (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Company Stock Option.

(b) Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) all Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Agency and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions, (ii) all of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect and (iii) the Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, (iv) to the Company’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters.  There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of the Company or any of its Subsidiaries arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of the Company or any of its Subsidiaries that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.17 Property.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company or its Subsidiaries, identifying the owner and address of each such property (“Owned Properties”). Each of the Company and its Subsidiaries has good, valid and marketable title, free and clear of all Liens, to all Owned Properties, except for Liens that do not detract in any material respect from the present use or value of such real property, and is in exclusive possession thereof.

(b) A true and complete copy of each agreement pursuant to which the Company or any of its Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”) has heretofore been made available to Parent. Each Lease is valid, binding and enforceable against the Company or its applicable Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies) except as would not reasonably be expected to have a Material Adverse Effect on the Company. There are no material defaults by the Company or any of its Subsidiaries, as applicable, under any of the Leases and the Company or one of its Subsidiaries is in possession of the properties purported to be leased thereunder. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Leases or require any consent of the applicable lessor.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties” and together with the Owned Properties, the ‘‘Real Property”) constitute all of the real estate on which the Company and its Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement. There are no condemnation proceedings or eminent domain proceedings or sales or other disposition in lieu of condemnation of any kind pending or, to the knowledge of the Company, threatened with respect to any Real Property. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. The Company and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

3.18 Investment Securities.  (a) Each of the Company and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses.

3.19 State Takeover Laws.  No “takeover,” “moratorium,” “control share,” “fair price,” “interested shareholder,” or other similar law (any such laws, “Takeover Statutes”) (including the provisions of Sections 180.1130 to 180.1134 and Sections 180.1140 to 180.1144 of the WBCL, inclusive) or any similar provision under the Company Articles and the Company Bylaws (including Articles Four and Five of the Company Articles) applies with respect to this Agreement, the Merger or any other transaction contemplated hereby.

3.20 Reorganization; Approvals.  As of the date of this Agreement, the Company (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis without any Materially Burdensome Regulatory Condition.

3.21 Opinions.  Prior to the execution of this Agreement, the Company has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of the Company from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.22 Insurance.  The Company and its Subsidiaries have all primary, excess and umbrella policies of general liability, fire, workers’ compensation, products liability, completed operations, employers, liability, health, bonds and other forms of insurance providing insurance coverage that is customary in amount and scope for other companies in the industry in which they operate. Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacements or substitutions therefor) be kept in full force and effect by the Company through the Effective Time. All such policies, considered collectively with other such policies providing the same type of coverage, are sufficient for compliance with all requirements of law and of all requirements under contracts or leases to which the Company is a party in all material respects. All premiums currently payable or previously due and payable with respect to all periods up to and including the Effective Time have been paid to the extent such premiums are due and payable on or prior to the date hereof and, with respect to premiums not due or payable at or prior to the date hereof, all premiums due and payable prior to the Effective Time, will have been paid prior to the Effective Time and no notice of cancellation or termination has been received with respect to any such policy material to the Company and its Subsidiaries, taken as a whole.

3.23 Intellectual Property.  The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by the Company and its Subsidiaries does not, to the knowledge of the Company, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property. No person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by the Company and its Subsidiaries and no Intellectual Property owned and/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.24 Loan Portfolio.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than any Loan the unpaid principal balance of which does not exceed $10,000, under the terms of which the obligor was, as of December 31, 2006, over 90 days delinquent in payment of principal or interest or in material default of any other provision, or (ii) Loan in excess of $10,000 with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.24(a) of the Company Disclosure Schedule sets forth (x) all of the Loans in original principal amount in excess of $10,000 of the Company or any of its Subsidiaries that as of December 31, 2006 were classified by the Company or any regulatory examiner as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued interest that is unpaid on each such Loan as of December 31, 2006 and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of December 31, 2006 were categorized as such, together with the aggregate principal amount of and accrued interest that is unpaid on such Loans by category as of December 31, 2006, and (z) each asset of the Company that as of December 31, 2006 was classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Loan of the Company or any of its Subsidiaries in original principal amount in excess of $10,000 (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) Each outstanding Loan (including Loans held for resale to investors) has been solicited and originated and is administered and serviced (to the extent administered and serviced by the Company or any of its Subsidiaries), and the relevant Loan files are being maintained in accordance with the relevant loan documents, the Company’s underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) Each of the Company and its Subsidiaries, as applicable, is approved by and is in good standing: (i) as a supervised mortgagee by the Department of Housing and Urban Development (“HUD”) to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association (“Ginnie Mae”); (iii) by the Department of Veteran’s Affairs (“VA”) to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the ‘‘Agencies”).

(f) None of the Company or any of its Subsidiaries is now nor has it ever been since December 31, 2004 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither the Company nor any of its Subsidiaries has received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of the Company or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

(g) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

(h) To the knowledge of the Company, each Loan included in a pool of Loans originated, acquired or serviced by the Company or any of its Subsidiaries (a ‘‘Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of the Company, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

3.25 Company Information.  The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in the Proxy Statement and the Registration Statement or any other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to the Company and other portions within the reasonable control of the Company (but excluding any information with respect to Parent and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Reports filed prior to the date hereof (excluding any risk factor disclosure contained in such Company SEC Reports under the heading “Risk Factors,” “Forward-Looking Statements” or any similar sections and any disclosure of risks that are predictive or forward looking in nature) where it is reasonably apparent that such disclosure is relevant to one or more representations or warranties contained in Article IV, or (ii) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s covenants contained herein; provided, however, that disclosure in any section of such Parent Disclosure Schedule shall apply only to the indicated section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement, and provided further that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Parent), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization.  (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) True and complete copies of the Second Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate”) and Amended and Restated Bylaws, as amended, of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available to the Company.

(c) Each Parent Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether Federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on Parent and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted.

4.2 Capitalization.  (a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, of which, as of April 30, 2007 (the “Parent Capitalization Date”), 189,310,849 shares were issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), of which, as of the date hereof, no shares were issued and outstanding. As of the Parent Capitalization Date, no more than 1,300,000 shares of Parent Common Stock were held in Parent’s treasury. As of the Parent Capitalization Date, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except for 9,281,421 shares reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Parent. As of the Parent Capitalization Date, there are outstanding restricted stock units with respect to 33,376 shares of Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, except pursuant to this Agreement and the Parent stock plans, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. §§ 55) and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

(c) Neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

4.3 Authority; No Violation.  (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate or the Parent Bylaws, (ii) violate any provision of the certificate of incorporation or bylaws of Merger Sub or (iii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii)(B) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.4 Consents and Approvals.  Except for (i) the Applicable Regulatory Approvals, (ii) any approvals required in connection with a change in control of the Thrift, (iii) the filing with the SEC and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) the filing of any appropriate documents with NYSE, (vi) any notices or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of, filings or registrations with or waivers by any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports.  Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2004 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2004. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent since January 1, 2004.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Parent nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the year ended December 31, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2006 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(c). Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has previously been made available to the Company. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

4.7 Broker’s Fees.  Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Citigroup Global Markets Inc., all of the fees and expenses of which shall be the sole responsibility of Parent.

4.8 Absence of Certain Changes or Events.  Since December 31, 2006, (a) there has not been any Material Adverse Effect with respect to Parent, and (b) Parent and the Parent Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.  (a) No action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that is material to Parent and its Subsidiaries, taken as a whole, in each case with respect to Parent or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of Parent, threatened.

(b) There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated financial companies or their Subsidiaries) imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

4.10 Taxes and Tax Returns.  Each of Parent and its Subsidiaries has duly and timely filed, or will duly and timely file (in either case taking into account all applicable extensions), all Tax Returns required to be filed by it on or prior to the Effective Date (and all such Tax Returns are, or will be at the time of filing, accurate and complete in all material respects), has timely paid or withheld, or will timely pay or withhold, all Taxes shown thereon as arising and has duly and timely paid or withheld, or will duly and timely pay and withhold, all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Parent’s most recent consolidated financial statements. There are no material disputes, audits, examinations or proceedings pending, or ongoing, or claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.11 SEC Reports.  Parent has previously made available to the Company an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2004 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the “Parent SEC Reports”) and prior to the date of this Agreement and (ii) communication mailed by Parent to its stockholders since January 1, 2004 and prior to the date of this Agreement, and no such Parent Report or communication, as of the date of such Parent Report or communication, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2004, as of their respective dates, all Parent SEC Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.12 Compliance with Applicable Law.  (a) Parent and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries (including without limitation the USA PATRIOT Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and any other federal or state fair lending, consumer credit or consumer privacy law), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Parent.

(b) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each Parent Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any Parent Subsidiary, or any director, officer or employee of Parent or of any Parent Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(d) All the activities engaged in by Parent and its Subsidiaries are permissible activities pursuant to provisions of 12 U.S.C. §§ 1467a(c)(2) and 1467a(c)(9) and 12 C.F.R. Part 584 promulgated pursuant thereto.

4.13 Agreements with Regulatory Agencies.  Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2004, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated finance companies or their Subsidiaries (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since January 1, 2004, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.14 Interest Rate Risk Management Instruments.  Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) all Derivative Transactions, whether entered into for the account of Parent or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) Parent and each of its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to Parent’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15 Environmental Liability.  There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Parent of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Parent, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.16 Reorganization; Approvals.  As of the date of this Agreement, Parent (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis without any Materially Burdensome Regulatory Condition.

4.17 Parent Information.  The information relating to Parent and its Subsidiaries that is provided by Parent for inclusion in the Proxy Statement and the Registration Statement, or the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

4.18 Employee Benefits.

(a) For purposes hereof, “Parent Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by or participated in by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, severance, employment, change of control or material fringe benefit plan, program or agreement and any related trusts or other funding vehicles.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Employee Benefit Plans has been operated and administered in all material respects with applicable laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) each of the Parent Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Parent Employee Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iv) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, its Subsidiaries or any ERISA Affiliate of incurring a liability thereunder; (v) no Parent Employee Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by Parent or its Subsidiaries as of the Effective Time pursuant to each Parent Employee Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP; (vii) neither Parent nor its Subsidiaries has engaged in a transaction in connection with which Parent or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Employee Benefit Plans or any trusts related thereto plan.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (i) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2 Company Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld):

(a) (i) other than dividends and distributions by a direct or indirect Subsidiary of the Company to the Company or to any direct or indirect wholly owned Subsidiary of the Company and other than regular quarterly cash dividends on Company Common Stock not to exceed $.07 per share with record dates and payment dates consistent with the prior year, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Company Options that are disclosed in Section 3.2 as outstanding on the date hereof and in accordance with their present terms, or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than any share acquisition or withholding upon the exercise of Company Options or the vesting of Plan Shares that are disclosed in Section 3.2 as outstanding on the date hereof and in accordance with their present terms);

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities, including any restricted shares of Company Common Stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any Company Options and Company Stock-Based Awards (other than the issuance of Company Common Stock upon the exercise of Company Options that are disclosed in Section 3.2 as outstanding on the date hereof and in accordance with their present terms);

(c) amend its articles of incorporation, by-laws or other comparable organizational documents;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except in the ordinary course of business, provided that the Company shall provide advance notice to Parent prior to acquiring loans or participation interests in loans in excess of $5,000,000 from third parties, or (ii) open, close, sell or acquire any branches;

(e) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity or cancel, release or assign any amount of material indebtedness to any such person or any claims held by any such person other than in the ordinary course of business consistent with past practice;

(f) except for borrowings having a maturity of not more than 90 days under existing credit facilities (or renewals, extensions or replacements thereof that do not provide for any termination fees or penalties, prohibit pre-payments, have put or call features or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of the Company or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less advantageous than existing credit facilities (such existing credit facilities as they may be so renewed, extended or replaced, “Credit Facilities”)), which borrowings are incurred in the ordinary course of business consistent with past practice, or for borrowings under Credit Facilities or other lines of credit or refinancing of indebtedness outstanding on the date hereof in additional amounts not to exceed $5,000,000, incur any Indebtedness, or, other than in the ordinary course of business, make any loans or advances to any Person, provided that the Company shall provide advance notice to Parent before the Company or any of its Subsidiaries make any loan or advance to any Person in excess of $5,000,000;

(g) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles;

(h) enter into any new line of business or change in any material respect or make any exceptions to its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(i) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method (except as required by law), file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) enter into, renew or terminate, or make any payment not then required or waive any material provision under, any agreement, contract or obligation, other than in the ordinary course of business, consistent with past practice (other than any agreement, contract or obligation (i) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its Subsidiaries or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (ii) that calls for aggregate annual payments of $250,000 or more and which is not terminable on 60 days or less notice without payment of any termination fee or penalty, (iii) that involves the lease of real property (other than lease renewals in the ordinary course of business) or (iv) relating to any joint venture, alliance or partnership arrangement);

(k) incur any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate, except as disclosed in the Company’s capital budget (which is attached to Section 5.2 of the Company Disclosure Schedule);

(l) except as required by applicable law, (i) increase the wages, salaries, benefits, equity compensation or incentive compensation or incentive compensation opportunities of any director, employee or consultant of the Company or any of its Subsidiaries, except for normal increases in annual base salary in the ordinary course of business consistent with past practice (but in no event in excess of 4%); provided, however, that this exception shall not apply to the chief executive officer, chief operating officer or chief financial officer of the Company or any director of the Company, (ii) increase, or accelerate the accrual rate, vesting or timing of, payment or funding of, any compensation, benefits or other rights, including equity or other incentive awards, of any director, employee or consultant of the Company or any of its Subsidiaries or otherwise pay any amount to which any director or employee of the Company or any of its Subsidiaries is not entitled, (iii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement that would constitute an Employee Benefit Plan or Employment Agreement or amend, suspend or terminate any Employee Benefit Plan or Employment Agreement, (iii) modify any Company Option, or any Plan Shares or other award under the RRPTA or other equity-based award, (iv) make any discretionary contributions or payments to, or accelerate the funding of, any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any Employee Benefit Plan or Employment Agreement, (v) establish, adopt or enter into any collective bargaining agreement, (vi) hire, terminate the employment or otherwise change the status of employment of any (x) executive officer of the Company, (y) senior executive officer of the Thrift or (z) employee of the Company or the Thrift who is party to change of control or severance agreement, (vii) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change in control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement, (viii) pay any severance to any director, employee or consultant of the Company or any of its Subsidiaries, other than severance in accordance with agreements in effect as of the date of this Agreement or (ix) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, in each case except as may be required by GAAP or applicable Law;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Governmental Entity in respect of the operations of its business, except as required by law;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $100,000 individually or $1,000,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(o) issue any broadly distributed communication of a general nature to Employees or customers without the prior approval of Parent (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby or communications required by law;

(p) make any material investment for its own account either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(q) except after prior consultation with Parent, and except for changes required by the Thrift’s traditional conduits for the sale of non-conventional loans, (i) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; (ii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk or (iii) materially alter its methods or policies of underwriting, pricing, originating, warehousing, selling and servicing, or buying or selling rights to service loans;

(r) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(s) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the consummation of the transactions contemplated hereby;

(t) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2; or

(v) either (1) directly or indirectly acquire any equity interest (or other interests properly treated as equity for U.S. federal income tax purposes) in any operator or manager of a “health care facility” or “lodging facility,” each within the meaning of Section 856(l) of the Code or (2) directly or indirectly engage in or become obligated to engage directly or indirectly on or after the Effective Date in, any activity, that could, in the reasonable judgment of Parent, be considered to constitute the operation or management of a lodging facility or health care facility within the meaning of Section 856(l) of the Code.

5.3 Parent Forbearances.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company, which shall not be unreasonably withheld, (i) amend, repeal or otherwise modify any provision of the Parent Certificate or the Parent Bylaws (other than those that would not be adverse to the Company’s or Parent’s ability to consummate the transactions contemplated hereby), (ii) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (iii) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, (iv) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, (v) enter into an agreement to acquire a U.S. federally insured depository institution or holding company thereof, (vi) enter into an agreement to acquire a European depository institution or holding company thereof if any such agreement or acquisition would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, or (vii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.  (a) Parent and the Company shall promptly prepare a proxy statement/prospectus (the “Proxy Statement”) to be mailed to the holders of Company Common Stock in connection with the transactions contemplated hereby and to be filed by Parent in a registration statement on Form S-4 (the “Registration Statement”) with the SEC. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(a) Subject to the terms and conditions of this Agreement, the parties shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, filings and requests for waivers thereof (including, to the extent necessary, any notification required by the HSR Act), to obtain as promptly as practicable all permits, consents, approvals, authorizations and waivers of all third parties and Governmental Entities that are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals, authorizations and waivers of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any noncustomary condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) on either Parent or the Company (a ‘‘Materially Burdensome Regulatory Condition”). For purposes of the Agreement, “Materially Burdensome Regulatory Condition” shall not include (A) any action, condition or restriction that requires (i) Parent or any of its Subsidiaries (which for purposes hereof, shall include the Thrift) to comply with the terms of the business plan to be filed by Parent with the OTS (the ‘‘Business Plan”) as part of its application seeking approval of the transactions contemplated by the Agreement and any requirement by the OTS that such Business Plan not be amended without the consent of the OTS, (ii) any direct or indirect Subsidiary of Parent that is an insured depository institution be “well-capitalized” under applicable federal banking laws and regulations, or (iii) Parent or any of its Subsidiaries to divest any assets or cease any activities that the OTS determines are impermissible for a federally insured depository institution or a non-grandfathered thrift holding company (provided that Parent or any of its Subsidiaries is not required by the OTS to complete such divestiture or cessation prior to the two-year anniversary of the Closing Date).

(b) Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity that causes such party to believe that there is a reasonable likelihood that any regulatory approval required in connection with the transactions contemplated by this Agreement will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.  (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by the Company, information concerning Parent that is reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the transactions contemplated hereby). Neither the Company nor Parent, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of March 30, 2007 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 Shareholder Approval.  The Company shall, subject to the fiduciary duties of its directors, call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “Company Shareholder Meeting”), and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of the Company shall recommend to the Company’s shareholders the approval of this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”); provided, however, that the Company’s Board of Directors shall not be required to make such Company Recommendation to the extent provided in Section 6.11.

6.4 Legal Conditions to Merger.  Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Affiliates.  The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, and prior to the date of the Company Shareholder Meeting, a written agreement, in the form of Exhibit A.

6.6 NYSE Approval.  Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.7 Employee Matters.  (a) Following the Effective Time, Parent shall provide the employees of the Company and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefits plans, programs and arrangements that are comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that for purposes hereof, the continued provision of benefits under the Employee Benefit Plans (other than the Company Equity Plans or the ESOP) following the Effective Time shall be deemed to satisfy the foregoing standard, it being understood that, at Parent’s discretion, the Covered Employees may commence participating in the plans of Parent or its Subsidiaries at different times with respect to different plans. The foregoing notwithstanding, Parent agrees to honor in accordance with their terms all Employee Benefit Plans and Employment Agreements, provided that such plans or agreements may be amended, terminated or suspended in accordance with their terms.

(b) From and after the Effective Time, Parent shall (i) provide the Covered Employees with service credit for purposes of (A) eligibility and vesting under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or any of its Subsidiaries in which Covered Employees are eligible to participate, and (B) benefit accrual under any vacation or severance plan of Parent or any of its Subsidiaries in which Covered Employees are eligible to participate, for all periods of employment with the Company or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time for which service was recognized by the Company immediately prior to the Effective Time (other than with respect to any newly adopted plan of Parent or its Subsidiaries for which past service credit is not granted to its employees generally or any frozen plan or grandfathered benefit of Parent or its Subsidiaries), (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any medical, health, dental or disability benefit plans of Parent or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents to the extent waived under any similar plans of the Company immediately prior to the Effective Time and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of Parent or any of its Subsidiaries) occurs for applicable deductibles, co-payments and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a plan of Parent or any of its Subsidiaries) to the extent such expenses were credited under any similar plans of the Company immediately prior to the Effective Time.

(c) The ESOP shall be terminated as of the Effective Time in accordance with its terms, and all shares of Company Common Stock held by the ESOP shall be treated in the manner contemplated by Section 1.4(b). As soon as practicable following the Effective Time, the ESOP trustee shall sell a sufficient number of shares of Parent Common Stock from the ESOP’s unallocated Company stock suspense account to repay the ESOP Loan, with such sale to comply with all applicable securities laws. As soon as practicable after the date of the Agreement, the Company shall file a request for a determination letter from the IRS regarding the continued qualified status of the ESOP upon its termination. Prior to and following the Effective Time, the Company shall use its reasonable best efforts to obtain such favorable determination letter, including but not limited to making such changes to the ESOP and the proposed allocation described below as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the later of the Effective Time or the receipt of the favorable determination letter from the IRS, the Company and the ESOP trustee shall cause (i) any shares of Parent Common Stock and cash remaining in the ESOP suspense account after the repayment of the ESOP Loan described above to be allocated to the accounts of the ESOP participants and their beneficiaries who have account balances in the ESOP in accordance with the applicable provisions of the ESOP, and (ii) the account balances of all ESOP participants and their beneficiaries to be either distributed in a lump sum or transferred in accordance with the Code.

(d) Notwithstanding anything contained herein, nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any plan, program or arrangement of the Company, the Surviving Corporation or Parent and each of their respective Subsidiaries; (ii) prevent the amendment or termination of any Employee Benefit Plan or any plan, program or arrangement of the Company or the Surviving Corporation and each of their respective Subsidiaries, pursuant to its terms or interfere with Parent or the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable law (including, without limitation, Section 409A of the Code); or (iii) limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Covered Employee at any time.

(e) Prior to the Effective Time, the Board of Directors of the Company shall take all actions necessary to (i) terminate the TierOne Bank Savings Plan no later than the day immediately preceding the Effective Time and (ii) terminate each Employee Benefit Plan that is both a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and is set forth in Section 6.7 of the Company Disclosure Schedule no later that the day immediately preceding the Effective Time.

(f) Following the date hereof and prior to the Effective Time, Parent and the Company shall discuss in good faith and mutually agree on a retention pool to be established by the Company in an amount not to exceed $5,000,000 (the ‘‘Retention Pool”) which amounts shall be subject to such conditions as Parent and Company shall mutually agree. Amounts awarded under the Retention Pool shall be allocated prior to the

Effective Time to employees of the Company and its Subsidiaries as directed by Parent in consultation with the Company. Prior to the end of the fifteenth day following the date hereof, the Company shall provide Parent with a proposed list of Retention Pool participants along with proposed dollar amounts for payments to each such participant.

(g) Without limiting the generality of the final sentence of Section 9.10, nothing in this Section 6.7, express or implied, is intended to or shall confer upon any other person, including, without limitation, any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8 Indemnification; Directors’ and Officers’ Insurance.  (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of, or in any other fiduciary capacity with respect to, any Employee Benefit Plan or other another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of the Company or any of its Subsidiaries or served in said fiduciary capacity or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted before or after the Effective Time, the parties shall cooperate and use their reasonable best efforts to defend against and respond thereto. From and after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Parent agrees that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or similar organizational documents shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of incorporation and by-laws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers, or employees in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

(c) Parent shall cause the individuals serving as officers and directors of the Company or any of its Subsidiaries or serving at the request of the Company or any of its subsidiaries as a director or officer of, or in any other fiduciary capacity with respect to, any Employee Benefit Plan or other person, in each case immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, however, that (i) in no event shall Parent be required to expend more than 250% per year of coverage of the amount currently expended by the Company per year of coverage (which current amount is set forth in Section 6.8(c) of the Company Disclosure Schedule) as of the date of this Agreement (the “Maximum

Amount”) to maintain or procure insurance coverage pursuant hereto, and (ii) if notwithstanding the use of reasonable best efforts to do so, Parent is unable to maintain or obtain the insurance called for by this Section 6.8, Parent shall obtain as much comparable insurance as is available for the Maximum Amount; provided, further, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage that provides coverage no less favorable than the coverage described above.

(d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.8.

(e) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.9 Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

6.10 Advice of Changes.  Each of Parent and the Company shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.10 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.11 No Solicitation.

(a) Until this Agreement has been terminated in accordance with Section 8.1, none of the Company, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of the Company or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate or encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted, prior to the Company Shareholder Meeting, and subject to compliance with the other terms of this Section 6.11 and to first entering into a confidentiality agreement with the person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to the Company than, those contained in the Confidentiality Agreement, to (A) consider and participate in discussions and negotiations with respect to a bona fide Acquisition Proposal received by the Company, and (B) withdraw, modify or qualify the Company Recommendation, in each case if and only to the extent that the Board of Directors of the Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties (a “Change in Recommendation”) and (C) approve or recommend, or enter into (and, in connection therewith, effect a Change in Recommendation), a definitive agreement with respect to an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Company after the date of this Agreement and prior to the approval of the transactions contemplated by this Agreement at its meeting of stockholders to be held pursuant to Section 6.3, if and so long as (1) none of the Company, any of its

Affiliates or any of its or their officers, directors, agents or representatives has violated any of the provisions of this Section 6.11, (2) the Company provides Parent with written notice indicating that the Company, acting in good faith, believes that the Acquisition Proposal is reasonably likely to constitute a Superior Proposal and, therefore, plans to conduct a meeting of the Board of Directors of the Company for the purpose of considering whether the Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to Parent at least three business days prior to the date of such meeting of the Board of Directors of the Company, (3) during the three business day period after the Company provides Parent with the written notice described in clause (2) above, the Company shall cause its financial and legal advisors to negotiate in good faith with Parent in an effort to make such adjustments to the terms and conditions of this Agreement such that the Acquisition Proposal would not constitute a Superior Proposal and, therefore, the Company would be required to proceed with the transactions contemplated hereby on such adjusted terms, (4) notwithstanding the negotiations and any adjustments pursuant to clause (3) above, the Board of Directors of the Company makes the determination necessary for the Acquisition Proposal to constitute a Superior Proposal, (5) notwithstanding the negotiations and any adjustments pursuant to clause (3) above, the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel and its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law and (6) not later than the earlier of the approval or recommendation of, or the execution and delivery of a definitive agreement with respect to, any such Superior Proposal, the Company (I) terminates this Agreement pursuant to Section 8.1(h), (II) makes the payments required to be made pursuant to Section 8.3 and (III) delivers to Parent a written certification duly executed by each other party to such Superior Proposal pursuant to which each such other party certifies that it is aware of the amounts payable under Section 8.3 and that it waives any right that it may have to contest the amounts so payable.

As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Company Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving the Company (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the Company’s Subsidiaries) of the Company, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of the Company immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Company Common Stock immediately prior to the consummation thereof.

As used in this Agreement, “Superior Proposal” means an unsolicited, bona fide, written, fully-financed (which, for the purposes of this Agreement, shall mean the receipt of a commitment letter from a reputable Person capable of financing the transaction, subject only to normal and customary exceptions), proposal made by any Person to acquire all of the issued and outstanding shares of common stock of the Company pursuant to a tender or exchange offer or a merger or to acquire all or substantially all of the properties and assets of the Company on terms and conditions that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel and its financial advisors and taking into account all of the terms and conditions of such proposal, including all legal, financial, regulatory, and other aspects of such proposal, the form of consideration, the uncertainties associated with the valuation of any consideration other than cash and the risks associated with the form of consideration and any expense reimbursement provisions, termination fees and conditions associated with such proposal) is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby (including, to the extent applicable, any proposal or offer by Parent for an adjustment to the terms and conditions of this Agreement pursuant to Section 6.11(a) and is reasonably likely to be consummated.

(b) The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary by any Person or entity that informs the Board of Directors of the Company or any Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of the Company or any Subsidiary, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. The Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. The Company shall also promptly, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.11(a).

(c) The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and its Affiliates) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information.

(d) Nothing contained in this Section 6.11 shall prevent the Company or its board of directors from taking and disclosing to its stockholders a position required by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act.

6.12 Transition.  Commencing following the date hereof, and in all cases subject to applicable law and regulation, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business, the Company shall cause the employees and officers of the Company and its Subsidiaries to use their reasonable best efforts to provide support, including support from its outside contractors and vendors, and to assist Parent in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing Date or such later date as may be reasonably determined by Parent.

6.13 Directorship.  Parent shall, prior to the Effective Time, take such actions as may be required to appoint one individual mutually agreed by the Company and Parent to the Board of Directors of Parent as of the Effective Time, and, to the extent so required, shall increase the size of the Parent Board of Directors to permit the foregoing.

6.14 Actions Requested by Parent.  At the request of Parent and subject to the conditions set forth in this Section 6.14, the Company shall, prior to the Effective Date, (1) dispose of (or cause to be disposed of) any asset held, directly or indirectly, by the Company or any of its Subsidiaries, or (2) terminate (or cause to be terminated) any obligation of the Company or any of its Subsidiaries to engage in any activities, directly or indirectly, by the Company or any of its Subsidiaries, which if held or engaged in, as the case may be, directly or indirectly by the Company or any of its Subsidiaries as of the Effective Time or any time thereafter, would, within the reasonable opinion of Parent, either (a) prevent Merger Sub or any Subsidiary of the Company which is treated as a corporation for federal income tax purposes from being able to qualify as a “Taxable REIT subsidiary” within the meaning of Section 856(l) of the Codes (a “TRS”) of Parent as of the Effective Date or any time thereafter or (b) adversely affect the ability of Parent to qualify as a REIT for its taxable year beginning January 1, 2007 or future taxable years. Parent and the Company shall consult and cooperate in good faith so that any action requested by Parent to be taken pursuant to this Section 6.14 will be effected in a commercially reasonable manner. No action requested by Parent to be taken pursuant to this Section 6.14 shall be required to be taken if, in the opinion of counsel to the Company, such action (taken individually or collectively with any other action requested pursuant to this Section 6.14 or any other transaction contemplated by this Agreement) (1) (A) would materially jeopardize either the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or (B) would materially jeopardize the status of the Company as a unitary savings and loan holding company or the status of the Thrift as a federally chartered savings association; or (2) such action would be in contravention of any applicable law, organizational document of the Company or any of its Subsidiaries, as relevant, or in contravention of any Company Material Contract. Notwithstanding anything to the contrary contained in this Section 6.14, the Company shall not be required to take any action requested to be taken by Parent pursuant to this Section 6.14 unless and until Parent confirms in writing that it and Merger Sub are prepared to proceed immediately with the Merger, and that all conditions to the obligations of Parent and Merger Sub under Article VII have been satisfied and Parent provides to the Company any other evidence reasonably requested by the Company to confirm that the Merger will occur. No action taken by the Company at Parent’s request under this Section 6.14 nor the results of such action shall be deemed to constitute a breach of any representation, warranty or covenant contained in this Agreement. For purposes of Sections 5.2(v) and 7.2(e), and this Section 6.14, “Subsidiaries” shall also include any entity treated as a corporation for federal income tax purposes in which the Company or any of its Subsidiaries (taking into account this sentence) hold 35% of the equity interests (by vote or value, within the meaning of Section 856(l)(2) of the Code).

6.15 Reserved.

6.16 Exemption From Liability Under Section 16(b).  Assuming that the Company delivers to Parent the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the board of directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Company Insiders (as defined below) of Parent Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by the Company to Parent prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information regarding the Company Insiders and the number of shares of Company Common Stock held by each such Company Insider. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.17 Thrift Headquarters; Thrift Directors.  For at least one year subsequent to the Effective Time, the Thrift headquarters and executive offices shall remain in Lincoln, Nebraska. Each director of the Thrift at the Effective Time shall continue to serve as a director of the Thrift for six months commencing at the Effective Time, and the Thrift’s bylaws shall be amended to allow for the foregoing.

6.18 Fill Option.  In the event that, as of the Determination Date, both of the following conditions (the “Fill Conditions”) are satisfied:

(a) the Average Closing Price shall be less than 85% of the Parent Starting Price; and

(b) (i) the number obtained by dividing the Average Closing Price by the Parent Starting Price (such number, the “Parent Ratio”) is less than (ii) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from such quotient (such number, the “Index Ratio”), then the Company and Parent shall discuss in good faith whether to make an appropriate adjustment to the Exchange Ratio. If Parent and the Company mutually agree on an adjustment to the Exchange Ratio, this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted by the mutual agreement of the parties pursuant to this Section 6.18 (any such mutual agreement to adjust the Exchange Ratio pursuant to this Section 6.18 the

“Fill Option”). If the parties cannot mutually agree on an adjustment, and if the Company elects to exercise its right to terminate this Agreement pursuant to Section 8.1(g), it shall give written notice of such termination to Parent.

For purposes of this Section 6.18, the following terms shall have the meanings set forth below:

‘‘Average Closing Price” of the Parent Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Parent Common Stock on the NYSE Composite Transactions Tape for the ten consecutive NYSE trading days ending at the close of trading on the Determination Date (with a proportionate adjustment in the event that the outstanding shares of common stock of Parent shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date).

‘‘Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Nebraska are authorized or obligated to close.

‘‘Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

‘‘Final Index Price” means the arithmetic mean of the daily closing values of the S&P 500 Financial Sector Index (Bloomberg: S5FINL) (the ‘‘Sector Index”) for the ten trading days utilized in calculating the Average Closing Price.

‘‘Initial Index Price” means $505.77, the closing value of the Sector Index on May 17, 2007.

‘‘Parent Starting Price” means $25.86.

6.19 Dividends.  After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval.  This Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of Company Common Stock entitled to vote thereon.

(b) NYSE Listing.  The shares of Parent Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Parent and Merger Sub.  The obligation of each of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (disregarding for all purposes of this Section 7.2(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III has had or would be reasonably likely to have a Material Adverse Effect with respect to the Company; provided, further, that the representations and warranties contained in (x) Section 3.2(a)shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.1(d), 3.2(b), 3.3(a), 3.3(b)(i), 3.7, and 3.19shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a) shall be deemed untrue and incorrect if not true and correct in all respects; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Regulatory Approvals.  All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger shall have been obtained or waived and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and none of such approvals shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) Federal Tax Opinion.  Parent shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Company, Parent and Merger Sub, reasonably satisfactory in form and substance to it.

7.3 Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding for all purposes of this Section 7.3(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of Parent or Merger Sub contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV has had or would be reasonably likely to have a Material Adverse Effect with respect to Parent; provided, further, that the representations and warranties contained in (x) Sections 4.3(a), 4.3(b)(i) and 4.7 shall be deemed untrue and incorrect if not true and correct in all material respects and (y) Section 4.8(a) shall be deemed untrue and incorrect if not true and correct in all respects; and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Regulatory Approvals.  All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger shall have been obtained or waived and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(d) Federal Tax Opinion.  The Company shall have received the opinion of its counsel, Foley & Lardner LLP, in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Company, Parent and Merger Sub, reasonably satisfactory in form and substance to it.

(e) REIT Qualification Opinion.  The Company shall have received the opinion of Hogan & Hartson L.L.P., or other counsel to Parent satisfactory to the Company, dated the Effective Date, in substantially the form attached hereto as Exhibit B (such opinion shall be based upon customary assumptions and customary representations made by Parent and its Subsidiaries and such opinion shall be subject to such changes or modifications from the language set forth on Exhibit B as may be deemed necessary or appropriate by Hogan & Hartson L.L.P. (or such counsel rendering the opinion) and as shall be reasonably satisfactory to Company) opining that Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ended December 31, 2006 and that Parent’s current organization and proposed method of operation will enable Parent to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2007 and thereafter.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a) by mutual consent of the Company and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either the Board of Directors of the Company or the Board of Directors of Parent if (i) any Governmental Entity that must grant a regulatory approval required in connection with the transactions contemplated hereby has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either the Board of Directors of the Company or the Board of Directors of Parent if the Merger shall not have been consummated on or before the nine month anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either the Board of Directors of Parent or the Board of Directors of the Company (provided that the terminating party is not then in material breach of any representations, warranties, covenants or other agreements contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 7.2(a) or (b) or 7.3(a) or (b), as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by either the Board of Directors of Parent or the Board of Directors of the Company if the Company shall have failed to obtain the Company Shareholder Vote at the Company Shareholder Meeting or at any adjournment or postponement thereof; provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to it if it has failed to comply in all material respects with its obligations under Sections 6.1(a), 6.3 or 6.11;

(f) by Parent, if the Board of Directors of the Company shall have (i) failed to recommend in the Proxy Statement the approval and adoption of this Agreement, (ii) in a manner adverse to Parent, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors of this Agreement and/or the Merger to the Company’s shareholders, or (y) recommended or endorsed any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof or (iii) knowingly breached its obligations under Sections 6.3 or 6.11 in any material respect;

(g) by the Company, if the Board of Directors of the Company so determines by the vote of a majority of all of its members, by giving written notice to Parent not later than the end of the fifth Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the Fill Conditions are satisfied; provided, however, that no termination pursuant to this Section 8.1(g) shall occur if the Company and Parent shall have mutually agreed to exercise the Fill Option pursuant to Section 6.18;

(h) by the Company, if the Board of Directors of the Company shall have approved or recommended, or the Company shall have executed or entered into a definitive agreement with respect to, a Superior Proposal in compliance with Section 6.11(a); provided, however, that such termination under this Section 8.1(h) shall not be effective until the Company has made the payment required by Section 8.3(c)(ii); or

(i) By Parent, in the event that either (i) Parent shall have entered into, following the date hereof, an agreement with respect to a merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or similar transaction that would constitute an “Alternative Transaction” (as defined herein, but with (X) each reference to the Company and Company Common Stock in such definition being deemed a reference to Parent and Parent Common Stock, (Y) each reference to “(other than Parent or its Affiliates)” and ‘(other than the Merger)” being deemed to be deleted, and (Z) each reference to “25%” or “75%” being deemed to be a reference to “50%”), or (ii) the Average Closing Price of the Parent Common Stock is less than $20.00; provided, however, that such termination under this Section 8.1(i) shall not be effective until Parent has made the payment required by Section 8.3(c)(iii).

8.2 Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.7 and 9.8 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3 Expenses; Termination Fee.

(a) Except as otherwise provided in this Section 8.3, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and Registration Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

(b) Notwithstanding the foregoing, if the Agreement is terminated pursuant to Section 8.1(b) then Parent shall pay the Expenses incurred by the Company up to $700,000; provided, however, that if at the time of such termination the Company is in material breach of its obligations required to be performed by it under this Agreement, then (i) Parent shall not pay the Expenses incurred by the Company, and (ii) the Company shall pay the Expenses incurred by Parent up to the Maximum Amount.

The “Maximum Expense Amount” shall be an amount equal to the lesser of (i) the Expenses incurred by Parent, up to $700,000 (the “Expense Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code (“Qualifying Income”), and (b) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which is or will not be Qualifying Income, as applicable), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance”) providing that Parent’s receipt of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the ‘‘REIT Requirements”), the Maximum Expense Amount shall be an amount equal to the Expense Amount and the Company shall, upon receiving notice that Parent, as the case may be, has received the Tax Guidance, pay to Parent the unpaid Expense Amount within five business days. In the event that Parent is not able to receive the full Expense Amount due to the above limitations, the Company shall place the unpaid amount in escrow (with an escrow agent reasonably acceptable to both Parent and Company) by wire transfer within three days of termination and the relevant escrow agreement shall include instructions not to release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Expense Amount or the maximum amount stated in the letter referred to in (i) above or in the relevant Tax Guidance within five business days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Maximum Expense Amount shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Maximum Expense Amount terminates shall be released to the Company.

(c) Notwithstanding anything herein to the contrary:

(i) in the event that a Pre-Termination Takeover Proposal Event (as hereinafter defined) shall have occurred after the date of this Agreement and (A) thereafter this Agreement is terminated by either party pursuant to Section 8.1(c) (provided that prior to such termination the Company Shareholder Vote has not been obtained) or Section 8.1(e) or this Agreement is terminated by Parent pursuant to Section 8.1(d), and (B) following any such termination but prior to the date that is twelve (12) months after the date of such termination, the Company consummates an Alternative Transaction or enters into any acquisition or other similar agreement, including any letter of intent, related to any Acquisition Proposal (each, a ‘‘Company Acquisition Agreement”), then the Company shall, on the earlier of the date of such consummation or the date upon which the Company Acquisition Agreement is entered into, pay Parent a fee equal to the Break-up Fee by wire transfer of same day funds.

(ii) if this Agreement is terminated by Parent pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(h) then the Company shall pay Parent an amount equal to the Break-Up Fee by wire transfer of same day funds on the date of termination.

(iii) if this Agreement is terminated by Parent pursuant to Section 8.1(i), then Parent shall pay the Company $40,000,000 (the “Reverse Break-up Fee”) by wire transfer of same day funds on the date of termination.

(iv) For purposes of this Section 8.3, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Acquisition Proposal shall have been made known to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (the term Alternative Transaction, as used in the definition of Acquisition Proposal for purposes of this Section 8.3, and as used in this Section 8.3, shall have the same meaning set forth in Section 6.11 except that the references to “more than 25%” and “at least 75%” shall be deemed to be references to “50% or more” and “a majority,” respectively);

The “Break-Up Fee” shall be an amount equal to the lesser of (i) the Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parent has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parent which is or will not be Qualifying Income, as applicable), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Break-Up Fee shall be an amount equal to the Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Base Amount within five Business Days. In the event that Parent is not able to receive the full Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow (with an escrow agent reasonable acceptable to both Parent and Company) by wire transfer within three days of termination and the relevant escrow agreement shall include instructions not to release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in (i) above or in the relevant Tax Guidance within five Business Days after the Company has been notified thereof. The payment of the Break-Up Fee shall be compensation and liquidated damages for the loss suffered by Parent as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of the Break-Up Fee. The obligation of the Company to pay any unpaid portion of the Break-Up Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Break-Up Fee terminates shall be released to the Company. As used in this Section 8.3(c), the “Base Amount” shall mean $24,000,000.

(d) Parent and the Company acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not have entered into this Agreement; accordingly, if the Company or Parent fails promptly to pay the amount due pursuant to Section 8.3(b) or (c), and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the fee set forth in this Section 8.3, the sued party shall pay to the suing party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made; provided, however, that such payments due Parent, if any, (taking into account any other payments required to be made pursuant to this Section 8.3) shall not exceed the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (i) the payment of such amount did not constitute Qualifying Income, and (ii) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which was not Qualifying Income), in each case as determined by independent accountants to Parent (provided that payments may be made pursuant to this Section 8.3(d) if the requirements set forth in 8.3(b) and (c) above relating to the receipt of a letter from Parent’s independent accountants or Tax Guidance are met with respect to such payments).

(e) Notwithstanding anything to the contrary contained herein, the Company shall be obligated, subject to the terms of this Section 8.3, to pay only one Break-up Fee, and Parent shall be obligated, subject to the terms of this Section 8.3, to pay only one Reverse Break-up Fee.

8.4 Amendment.  Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of the Company; provided, however, that after the approval of this Agreement by the shareholders of the Company, no amendment shall be made which by applicable law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing.  On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.8, 6.9 and 6.17.

9.3 Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to:

TierOne Corporation
1235 N Street
Lincoln, Nebraska 68508
Telecopy: 402-435-0427
Attention: Gilbert G. Lundstrom

with a copy (which shall not constitute notice) to

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306
Telecopy: 414-297-4900
Attention: Benjamin F. Garmer, III
                 Jay O. Rothman

and

(b) if to Parent or Merger Sub, to:

CapitalSource Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, Maryland 20815
Telecopy: 301-841-2380
Attention: Steven A. Museles

with a copy (which shall not constitute notice) to

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY
Telecopy: 212-403-2000
Attention: Edward D. Herlihy
                 Craig M. Wasserman

9.4 Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.5 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement (it being agreed that the eighth paragraph of the Confidentiality Agreement shall cease to apply as of the date hereof), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law.  This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that the application of the WBCL or federal securities laws are mandatory.

9.8 Publicity.  Neither the Company nor Parent shall, and neither the Company nor Parent shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE or the NASD.

9.9 Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware (or, to the extent that subject matter or personal jurisdiction does not exist in any such federal court, then in any Delaware state court located in New Castle County), in addition to any other remedy to which they are entitled at law or in equity.

9.10 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that Parent may assign Merger Sub’s rights and obligations, in whole or in part, under this Agreement to Parent or any other, wholly-owned subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TIERONE CORPORATION

By:	/s/ GILBERT G. LUNDSTROM
Name: Gilbert G. Lundstrom

Title:	Chairman of the Board and Chief Executive Officer

CAPITALSOURCE INC.

By:	/s/ JOHN K. DELANEY
Name: John K. Delaney

Title:	Chairman of the Board and Chief Executive Officer

CAPITALSOURCE TRS INC.

By:	/s/ JOHN K. DELANEY
Name: John K. Delaney

Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Appendix B

[Sandler O’ Neill & Partners, L.P. Letterhead]

May 17, 2007

Board of Directors
TierOne Corporation
1235 N Street
Lincoln, NE 68508

Ladies and Gentlemen:

TierOne Corporation (“TierOne”), CapitalSource, Inc. (“CapitalSource”) and CapitalSource TRS Inc. (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of May 17, 2007 (the “Agreement”), pursuant to which TierOne will merge with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of TierOne common stock, par value $0.01 per share, issued and outstanding immediately prior to the Merger (the “TierOne Common Stock”), other than certain shares specified in the Agreement, will be converted, into the right to receive, (i) $6.80 in cash (the “Cash Consideration”) plus (ii) 0.675 shares of CapitalSource common stock (the “First Set Exchange Ratio”) plus (iii) (A) if the CapitalSource stock price, based on a 10-day trading period prior to the closing (the “CapitalSource Closing Price”), is less than or equal to $25.1852, an additional 0.405 shares of CapitalSource common stock (the “Second Set Exchange Ratio” and together with the First Set Exchange Ratio, the “Stock Consideration”) or (B) if the CapitalSource Closing Price is greater than $25.1852, at the election of the holder of each share, either (a) $10.20 in cash or (b) that fraction of a share of CapitalSource common stock equal to $10.20 (the cash and the stock, together, the “Cash/Stock Election”) The Cash Consideration, the Stock Consideration and the Cash/Stock Election is referred to herein as the “Merger Consideration”. The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of TierOne Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of TierOne that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of CapitalSource that we deemed relevant; (iv) internal financial projections for TierOne for the year ending December 31, 2007 prepared by and reviewed with management of TierOne, growth and performance projections for the years ending December 31, 2008 and 2009 as provided by and reviewed with senior management of TierOne and growth and performance guidance for the years thereafter as provided by senior management of TierOne; (v) consensus financial projections for CapitalSource for the years ending December 31, 2007 and 2008 as published by I/B/E/S and discussed with senior management of CapitalSource; (vi) the pro forma financial impact of the Merger on CapitalSource based on assumptions relating to transaction expenses, purchase accounting adjustments, revenue enhancements and cost savings determined by the senior managements of TierOne and CapitalSource; (vii) the publicly reported historical price and trading activity for TierOne’s and CapitalSource’s respective common stock, including a comparison of certain financial and stock market information for TierOne and CapitalSource with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the thrift industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of TierOne the business, financial condition, results of operations and prospects of TierOne and held similar discussions with certain members of senior management of CapitalSource regarding the business, financial condition, results of operations and prospects of CapitalSource.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by TierOne and CapitalSource or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of TierOne and CapitalSource that they are not aware of any facts or circumstances that would make any of such information materially inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TierOne and CapitalSource or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of TierOne and CapitalSource nor have we reviewed any individual credit files relating to TierOne and CapitalSource. We have assumed, with your consent, that the respective allowances for loan losses for both TierOne and CapitalSource are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections for TierOne, the publicly available estimates for CapitalSource and the projections of transaction costs, purchase accounting adjustments, revenue enhancements and expected cost savings prepared by and/or reviewed with the managements of TierOne and CapitalSource and used by Sandler O’Neill in its analyses, TierOne’s and CapitalSource’s respective management confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of TierOne and CapitalSource, respectively and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in TierOne’s and CapitalSource’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that TierOne and CapitalSource will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, we express no opinion as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of CapitalSource’s common stock will be when issued to TierOne’s shareholders pursuant to the Agreement or the prices at which TierOne’s and CapitalSource’s common stock may trade at any time.

We have acted as TierOne’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. TierOne has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain investment banking services to TierOne and have received compensation for these services.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to TierOne and CapitalSource and their affiliates. We may also actively trade the equity or debt securities of TierOne and CapitalSource or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of TierOne in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of TierOne as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of TierOne Common Stock and does not address the underlying business decision of TierOne to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for TierOne or the effect of any other transaction in which TierOne might engage. We did not, and we were not directed to, undertake a formal process to contact additional third parties to determine their interest in acquiring TierOne. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which consent shall not be unreasonably conditioned or withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of TierOne’s Common Stock from a financial point of view.

Very truly yours,

/s/  Sandler O’ Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law sets forth provisions that define the extent to which a corporation organized under the laws of Delaware may indemnify directors, officers, employees or agents. Section 145 provides as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Article VII of CapitalSource’s bylaws provides, in part, that it shall, to the full extent permitted under applicable law, indemnify and, upon request, advance expenses to any person:

“...made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative... arising out of, relating to, based upon, in connection with or due to the fact that such person is or was a director or officer of the Corporation, any predecessor of the Corporation or any subsidiary of the Corporation or is or was serving at the request of the Corporation, any predecessor of the Corporation or any subsidiary of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan...”

Section 102(b)(7) of the Delaware General Corporation Law permits corporations to eliminate or limit the personal liability of their directors by adding to the certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (a) any breach of any director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (d) any transaction from which the director derived an improper personal benefit.

Article VI of CapitalSource’s Second Amended and Restated Certificate of Incorporation provides that:

“[n]o director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware shall be amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall, automatically, without any action, be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omission occurring prior to, such repeal or modification.”

In addition, CapitalSource has entered into indemnification agreements with each of its directors and officers. These indemnification agreements provide for the indemnification of its directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in its Amended and Restated Bylaws, and set forth the process by which claims for indemnification are considered.

The foregoing indemnity and insurance provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of CapitalSource pursuant to the foregoing provisions, CapitalSource has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by CapitalSource of expenses incurred or paid by a director, officer or controlling person of CapitalSource in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, CapitalSource will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 21.	Exhibits and Financial Statement Schedules.

Item 21 is incorporated herein by reference to the Exhibit Index.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934)that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chevy Chase, State of Maryland, on July 13, 2007.

CAPITALSOURCE INC.

By:	/s/ John K. Delaney
John K. Delaney
Chairman of the Board and
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of CapitalSource Inc., do hereby constitute and appoint John K. Delaney, Thomas A. Fink and Steven A. Museles and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 13, 2007.

Signature	Title

/s/ John K. Delaney John K. Delaney	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Thomas A. Fink Thomas A. Fink	Chief Financial Officer (Principal Financial Officer)

/s/ David C. Bjarnason David C. Bjarnason	Chief Accounting Officer (Principal Accounting Officer)

/s/ William G. Byrnes William G. Byrnes	Director

/s/ Frederick W. Eubank, II Frederick W. Eubank, II	Director

/s/ Jason M. Fish Jason M. Fish	Director

/s/ Andrew B. Fremder Andrew B. Fremder	Director

Signature	Title

/s/ Sara L. Grootwassink Sara L. Grootwassink	Director

/s/ C. William Hosler C. William Hosler	Director

/s/ Timothy M. Hurd Timothy M. Hurd	Director

/s/ Lawrence C. Nussdorf Lawrence C. Nussdorf	Director

/s/ Thomas F. Steyer Thomas F. Steyer	Director

EXHIBIT INDEX

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated May 17, 2007, by and among CapitalSource Inc., CapitalSource TRS Inc. and TierOne Corporation (included as Appendix A to the proxy statement/prospectus which is part of this Registration Statement).
3.1		Second Amended and Restated Certificate of Incorporation (incorporated by reference to the same-numbered exhibit to the registrant’s Current Report on Form 8-K filed May 3, 2006).
3.2		Amended and Restated Bylaws (incorporated by reference to the same-numbered exhibit to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
4.1		Form of Certificate of Common Stock of CapitalSource Inc. (incorporated by reference to the same-numbered exhibit to the registrant’s Registration Statement on Form S-1 (Reg. No. 333-106076)).
5	.1*	Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being registered.
8	.1*	Opinion of Hogan & Hartson L.L.P. as to certain federal income tax matters.
8	.2*	Opinion of Hogan & Hartson L.L.P. as to the federal income tax consequences of the merger.
8	.3*	Opinion of Foley & Lardner LLP as to the federal income tax consequences of the merger.
23	.1*	Consent of Hogan & Hartson L.L.P. (to be included in Exhibit 5.1).
23	.2*	Consent of Hogan & Hartson L.L.P. (to be included in Exhibit 8. 1).
23	.3*	Consent of Hogan & Hartson L.L.P. (to be included in Exhibit 8.2).
23	.4*	Consent of Foley & Lardner LLP (to be included in Exhibit 8.3).
23	.5**	Consent of Ernst & Young LLP with respect to CapitalSource.
23	.6**	Consent of KPMG LLP with respect to TierOne.
24	.1**	Power of Attorney (included on signature page).
99	.1*	Form of TierOne proxy/voting instructions card.
99	.2**	Consent of Sandler O’Neill & Partners, L.P.

*	To be filed by amendment.

**	Filed herewith.